      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 1996


                                                       REGISTRATION NO. 333-3386

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            DUPONT PHOTOMASKS, INC.
              (Exact name of registrant, specified in its charter)
                           --------------------------

           DELAWARE                          3559                  74-2238819
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                    Classification Number)       Identification
incorporation or organization)                                        No.)

                                100 TEXAS AVENUE
                            ROUND ROCK, TEXAS 78664
                                 (512) 244-0024
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                              J. MICHAEL HARDINGER
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            DUPONT PHOTOMASKS, INC.
                                100 TEXAS AVENUE
                            ROUND ROCK, TEXAS 78664
                                 (512) 244-0024
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

       VAN H. LEICHLITER, ESQ.                      JOHN W. WARD, ESQ.                     FRANCIS J. MORISON, ESQ.
       DUPONT PHOTOMASKS, INC.             E. I. DU PONT DE NEMOURS AND COMPANY             DAVIS POLK & WARDWELL
           100 TEXAS AVENUE                         1007 MARKET STREET                       450 LEXINGTON AVENUE
         ROUND ROCK, TX 78664                      WILMINGTON, DE 19898                       NEW YORK, NY 10017
            (512) 244-0024                            (302) 774-1000                            (212) 450-4000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
                           --------------------------
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/ / _____________________
                           --------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________________
                           --------------------------

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                           PROPOSED MAXIMUM
                                          AMOUNT TO      PROPOSED MAXIMUM     AGGREGATE         AMOUNT OF
       TITLE OF EACH CLASS OF                 BE          OFFERING PRICE       OFFERING        REGISTRATION
     SECURITIES TO BE REGISTERED        REGISTERED (1)      PER SHARE         PRICE (2)          FEE (3)
Common Stock, par value $.01 per
 share                                 4,600,000 shares       $16.00         $73,600,000         $25,380



(1) Includes 600,000 shares issuable upon exercise of option to be granted to underwriters solely to cover over-allotments, if any.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933.


(3) $22,207 of such registration fee has been previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            DUPONT PHOTOMASKS, INC.

                             CROSS-REFERENCE SHEET

        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(b) OF REGULATION S-K
           SHOWING THE LOCATION IN THE PROSPECTUS OF THE INFORMATION
                       REQUIRED BY THE ITEMS OF FORM S-1

                REGISTRATION STATEMENT ITEM AND CAPTION                                 LOCATION IN PROSPECTUS
- ------------------------------------------------------------------------  --------------------------------------------------
       1.  Forepart of the Registration Statement and Outside Front
           Cover Page of Prospectus.....................................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of Prospectus......  Inside Front Cover Page; Outside Back Cover Page
       3.  Summary Information, Risk Factors and Ratio of Earnings to
           Fixed Charges................................................  Prospectus Summary; Risk Factors; Selected
                                                                           Combined Financial Data
       4.  Use of Proceeds..............................................  Prospectus Summary; Use of Proceeds
       5.  Determination of Offering Price..............................  Outside Front Cover Page; Underwriters
       6.  Dilution.....................................................  Dilution
       7.  Selling Security Holders.....................................  *
       8.  Plan of Distribution.........................................  Outside Front Cover Page; Underwriters
       9.  Description of Securities to be Registered...................  Outside Front Cover Page; Prospectus Summary;
                                                                           Description of Capital Stock; Underwriters
      10.  Interests of Named Experts and Counsel.......................  *
      11.  Information With Respect to the Registrant:
           (a)        Description of Business...........................  Prospectus Summary; Risk Factors; Management's
                                                                           Discussion and Analysis of Financial Condition
                                                                           and Results of Operations; Business
           (b)        Description of Property...........................  Business
           (c)        Legal Proceedings.................................  Business
           (d)        Market    Price   of   and    Dividends   on   the
                       Registrant's   Common    Equity    and    Related
                       Stockholder Matters..............................  Outside Front Cover Page; Dividend Policy;
                                                                           Principal Stockholder and Stock Ownership; Shares
                                                                           Eligible for Future Sale; Underwriters
           (e)        Financial Statements..............................  Pro Forma Combined Financial Statements; Combined
                                                                           Financial Statements
           (f)        Selected Financial Data...........................  Selected Combined Financial Data
           (g)        Supplementary Financial Information...............  *
           (h)        Management's    Discussion    and    Analysis   of
                       Financial Condition and Results of
                       Operations.......................................  Management's Discussion and Analysis of Financial
                                                                           Condition and Results of Operations
           (i)        Changes in and Disagreements with
                       Accountants   on    Accounting   and    Financial
                       Disclosure.......................................  *
           (j)        Directors and Executive Officers..................  Management
           (k)        Executive Compensation............................  Management
           (l)        Security    Ownership   of    Certain   Beneficial
                       Owners and Management............................  Management; Principal Stockholder and Stock
                                                                           Ownership
           (m)        Certain Relationships and Related
                       Transactions.....................................  Management; Transactions and Relationship Between
                                                                           the Company and DuPont; Shares Eligible for
                                                                           Future Sale
      12.  Disclosure of Commission Position on Indemnification for
           Securities Act Liabilities...................................  *

- --------------------------
*  Item is omitted because response is negative or item is inapplicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MAY 17, 1996



                                4,000,000 SHARES
                            DUPONT PHOTOMASKS, INC.
                                  COMMON STOCK

                               -----------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK
    OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $14.00 AND $16.00 PER SHARE. SEE
       "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL
                                              PUBLIC OFFERING PRICE.



PRIOR TO THE OFFERING, E.I. DU PONT DE NEMOURS AND COMPANY ("DUPONT") INDIRECTLY OWNED 100% OF THE OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK, AND UPON
    COMPLETION OF THE OFFERING, DUPONT WILL INDIRECTLY OWN 72% OF THE OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK (OR 70% IF THE
       UNDERWRITERS' OVERALLOTMENT OPTION IS EXERCISED IN FULL) AND WILL
         CONTINUE TO CONTROL  THE COMPANY.  SEE "PRINCIPAL  STOCKHOLDER
         AND STOCK OWNERSHIP" AND "TRANSACTIONS                 AND
                 RELATIONSHIP BETWEEN THE COMPANY AND DUPONT."


                            ------------------------


        THE  COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL
                        MARKET UNDER THE SYMBOL "DPMI."


                            ------------------------

  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE RISK FACTORS COMMENCING ON
                                 PAGE 7 HEREOF.
                               -----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
      PASSED  UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION  TO   THE   CONTRARY   IS   A   CRIMINAL   OFFENSE.
                              -------------------

                              PRICE $     A SHARE
                              -------------------

                                                                                UNDERWRITING
                                                                    PRICE TO    DISCOUNTS AND   PROCEEDS TO THE
                                                                     PUBLIC    COMMISSIONS (1)    COMPANY (2)
                                                                    ---------  ---------------  ---------------
Per Share.........................................................      $             $                $
Total (3).........................................................      $             $                $

- ------------
  (1) THE COMPANY AND DUPONT HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933.
  (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $660,000.

  (3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 600,000 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVERALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO THE COMPANY
      WILL  BE $             ,  $           AND $            , RESPECTIVELY. SEE
      "UNDERWRITERS."


                            ------------------------
    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY DAVIS POLK & WARDWELL, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT
DELIVERY  OF THE SHARES WILL  BE MADE ON OR  ABOUT                , 1996, AT THE
OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY & CO.
               INCORPORATED

                                COWEN & COMPANY


                                                         NEEDHAM & COMPANY, INC.


                , 1996

               [Graphic description of photomask process and uses]

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

    UNTIL        , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

    THE COMPANY INTENDS TO FURNISH TO ITS STOCKHOLDERS ANNUAL REPORTS CONTAINING AUDITED CONSOLIDATED FINANCIAL STATEMENTS CERTIFIED BY INDEPENDENT PUBLIC ACCOUNTANTS AND QUARTERLY REPORTS CONTAINING UNAUDITED CONSOLIDATED FINANCIAL DATA FOR THE FIRST THREE QUARTERS OF EACH FISCAL YEAR FOLLOWING THE END OF EACH SUCH QUARTER.

                            ------------------------

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           3
Risk Factors...............................................................................................           6
Use of Proceeds............................................................................................          11
Dividend Policy............................................................................................          12
Dilution...................................................................................................          12
Capitalization.............................................................................................          13
Selected Combined Financial Data...........................................................................          14
Pro Forma Combined Financial Statements....................................................................          16
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          22
Business...................................................................................................          32
Management.................................................................................................          47
Transactions and Relationship Between the Company and DuPont...............................................          55
Principal Stockholder and Stock Ownership..................................................................          59
Description of Capital Stock...............................................................................          61
Shares Eligible for Future Sale............................................................................          63
Underwriters...............................................................................................          65
Legal Matters..............................................................................................          66
Experts....................................................................................................          66
Additional Information.....................................................................................          66
Index to Combined Financial Statements.....................................................................         F-1


                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS," AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL REFERENCES HEREIN, UNLESS THE CONTEXT OTHERWISE REQUIRES, TO (I) THE "COMPANY" OR "DPI" MEAN DUPONT PHOTOMASKS, INC. AND ASSUME THE COMPLETION OF THE COMPANY'S ACQUISITION OF THE PHOTOMASK BUSINESSES AS DESCRIBED HEREIN UNDER "TRANSACTIONS AND RELATIONSHIP BETWEEN THE COMPANY AND DUPONT -- REALIGNMENT OF PHOTOMASK BUSINESS;" (II) "DUPONT" MEAN E.I. DU PONT DE NEMOURS AND COMPANY; AND (III) "DCEO" MEAN DUPONT CHEMICAL AND ENERGY OPERATIONS, INC., A WHOLLY OWNED SUBSIDIARY OF DUPONT. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THEIR OVERALLOTMENT OPTION. SEE "UNDERWRITERS." THE COMPANY'S FISCAL YEAR ENDS JUNE 30.

                                  THE COMPANY

    Based on worldwide sales, DuPont Photomasks, Inc. is the largest U.S. photomask manufacturer and one of the two largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semiconductor manufacturers to optically transfer these images onto semiconductor wafers. The Company develops and uses advanced technology to manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications required by semiconductor manufacturers today. Since 1991, DPI has operated globally with established manufacturing facilities in North America, Europe and Asia. The Company is the only photomask manufacturer in the world that also manufactures and markets both photoblanks and pellicles, the principal components of photomasks, facilitating the Company's ability to ensure an adequate supply of quality components. The Company sells its products to approximately 200 customers in 20 different countries. The Company believes that it is the principal merchant photomask supplier for many of its customers, including AMD, Delco/General Motors, Digital, Hyundai, LG Semicon, Lucent Technologies Inc. (formerly AT&T), Micron Technology, Motorola, National Semiconductor, Philips, Samsung, Seagate and SGS-Thomson. The Company serves its global customer base from eight ISO 9002-qualified manufacturing facilities and numerous customer service centers.


    The market for photomasks consists primarily of semiconductor manufacturers in North America, Europe and Asia. Growth in the photomask market has not always correlated with increases in semiconductor sales. During the mid-1980's through the early 1990's, the photomask industry experienced an extended period of slow growth, primarily as a result of several advances in semiconductor and photomask design and production methods that significantly reduced the number of masks as well as the precision requirements of masks required to produce a semiconductor device. The Company believes that the efficiencies gained from these advances in semiconductor and photomask design and production methods have been largely realized. In the last two years, growth in demand for photomasks has resumed. The Company expects that growth in semiconductor design activity, which has been driven by accelerating trends in the semiconductor industry toward customization of semiconductor designs and the proliferation of semiconductor applications, will substantially increase the demand for photomasks. Furthermore, increasing device complexity and decreasing feature size of semiconductor designs are changing the nature of the photomask industry and its role in the semiconductor manufacturing process. The Company believes that photomasks are reemerging as a critical and enabling technology in the semiconductor manufacturing process.


    According to industry sources, the total worldwide market for photomasks was approximately $1.3 billion in 1995. The photomask market in North America, Europe and non-Japan Asia is estimated to have been approximately 50% of the worldwide market over the last five years, and merchant photomask sales in these regions are estimated to have been in excess of $375 million in 1995.

    DuPont entered the photomask market in 1986. Its strategy focused on establishing a global presence that would enable it to respond to the needs of multinational semiconductor manufacturers. As part of this strategy, DuPont (i) purchased assets of numerous captive photomask operations, (ii) acquired merchant photomask companies and (iii) constructed its own "greenfield" manufacturing sites in Round Rock, Texas and Ichon, Republic of Korea ("Korea"). DPI is also the majority owner of a joint venture that is constructing a new photomask manufacturing facility in Shanghai, China, which will expand the Company's capacity to serve the growing needs of semiconductor manufacturers in Asia. In addition, the Company is planning to construct a photomask manufacturing facility on a "greenfield" site near Glasgow, Scotland primarily to meet the growing needs of semiconductor manufacturers in the United Kingdom and the Republic of Ireland. The Company believes that it is one of the two largest merchant suppliers in North America and the largest merchant supplier in Europe and non-Japan Asia. The Company has consistently been an industry leader in developing the most advanced photomasks and believes it is the principal merchant supplier, outside Japan, of leading edge photomasks. The Company intends to strengthen its position as a leading supplier of photomasks by providing the finest service and most advanced technology. To achieve this objective, the Company intends to capitalize on its global manufacturing presence, advance its technological leadership, expand strategic relationships with its customers, leverage its integrated position and pursue strategic relationships with key suppliers.


                            RELATIONSHIP WITH DUPONT



    DuPont, through its wholly owned subsidiary DCEO, currently owns 100% of the Company's outstanding Common Stock. Upon completion of the Offering, DuPont will continue to own indirectly approximately 72% (or 70% if the Underwriters' overallotment option is exercised in full), of the Company's outstanding Common Stock. See "Principal Stockholder and Stock Ownership." As a result of its ownership interest, DuPont will be able to control the vote on most matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions. See "Risk Factors -- Control by and Relationship with DuPont." DuPont has advised the Company that it expects to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. See "Risk Factors -- Effect of Sales of Substantial Amounts of Common Stock" and "Shares Eligible for Future Sale." Historically, the Company has derived certain tangible and intangible benefits from being a subsidiary of DuPont. The Company and DuPont have entered into a number of agreements for the purpose of defining their ongoing relationship. While these agreements will continue to provide the Company with certain benefits, the Company is only entitled to the ongoing assistance of DuPont for a limited time and it may not enjoy benefits from its relationship with DuPont beyond the term of the agreements. See "Risk Factors -- No Independent Operating History Prior to the Offering" and "Transactions and Relationship Between the Company and DuPont."


                                  THE OFFERING


Common Stock offered................  4,000,000 shares

Common Stock to be outstanding after
 the Offering.......................  14,500,000 shares (1)

Use of Proceeds.....................  The   Company  will   retain  an   amount,  currently
                                      estimated at  $9.1  million,  of  the  estimated  net
                                      proceeds   of  the  Offering;  such  that,  upon  the
                                      consummation  of   the   Offering,   it   will   have
                                      approximately   $18   million   in   cash   and  cash
                                      equivalents, which  will  be  available  for  general
                                      corporate  purposes,  including  working  capital and
                                      capital  expenditures.  The  Company  will  use   the
                                      remaining  $46.0 million as well  as the net proceeds
                                      from any exercise of the Underwriters'  overallotment
                                      option  to repay indebtedness owed  to DCEO. See "Use
                                      of Proceeds."
Nasdaq Symbol.......................  DPMI


- ------------------------
(1) Excludes shares of Common Stock granted under the Company's employee benefit plans.

                        SUMMARY COMBINED FINANCIAL DATA


                                                                                                        PRO FORMA, AS
                                                                                         PRO FORMA, AS  ADJUSTED, FOR
                                                                    NINE MONTHS ENDED    ADJUSTED, FOR    THE NINE
                                        YEAR ENDED JUNE 30               MARCH 31          THE YEAR     MONTHS ENDED
                                  -------------------------------  --------------------   ENDED JUNE      MARCH 31,
                                    1993       1994       1995       1995       1996     30, 1995 (1)     1996 (1)
                                  ---------  ---------  ---------  ---------  ---------  -------------  -------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total Sales.....................  $ 118,896  $ 134,548  $ 161,514  $ 116,670  $ 152,192    $ 161,514      $ 152,192
Cost of Goods Sold..............    112,224    107,456    117,022     85,745     98,717      115,368         97,724
Selling, General and
 Administrative Expense.........     18,630     20,750     21,803     16,017     18,164       22,585         19,214
Research and Development Expense
 -- Net.........................      8,337      8,131      8,777      6,385      6,955        7,260          6,113
Other Operating (Income) Expense
 -- Net.........................      8,497      2,940      3,490      2,317      3,219        3,156          2,941
                                  ---------  ---------  ---------  ---------  ---------  -------------  -------------
Operating Profit (Loss).........    (28,792)    (4,729)    10,422      6,206     25,137       13,145         26,200
Interest Expense................      9,196      5,814      6,957      5,054      5,091           59            102
Exchange (Gain) Loss............       (430)       322       (493)      (476)       228         (665)           (68)
                                  ---------  ---------  ---------  ---------  ---------  -------------  -------------
Income (Loss) Before Income
 Taxes and Minority Interest....    (37,558)   (10,865)     3,958      1,628     19,818       13,751         26,166
Provision for Income Taxes......         --         --         --         --      1,899        3,712          9,158
                                  ---------  ---------  ---------  ---------  ---------  -------------  -------------
Income (Loss) Before Minority
 Interest.......................    (37,558)   (10,865)     3,958      1,628     17,919       10,039         17,008
Minority Interest in Income
 (Loss) of Majority Owned Joint
 Venture........................         --         --       (161)       (82)      (483)        (161)          (483)
                                  ---------  ---------  ---------  ---------  ---------  -------------  -------------
Net Income (Loss)...............  $ (37,558) $ (10,865) $   4,119  $   1,710  $  18,402    $  10,200      $  17,491
                                  ---------  ---------  ---------  ---------  ---------  -------------  -------------
                                  ---------  ---------  ---------  ---------  ---------  -------------  -------------
Pro Forma Net Income Per Share..                                                           $    0.70      $    1.20
Pro Forma Weighted Average
 Shares Outstanding.............                                                              14,620         14,620



                                                                                       MARCH 31, 1996
                                                                          ----------------------------------------
                                                                                                    PRO FORMA, AS
                                                                           ACTUAL    PRO FORMA (1)   ADJUSTED (1)
                                                                          ---------  -------------  --------------
                                                                                       (IN THOUSANDS)
STATEMENT OF FINANCIAL POSITION DATA:
Cash and Cash Equivalents...............................................  $   8,891    $   8,891      $   18,000
Working Capital.........................................................     13,250       25,818          34,927
Net Property, Plant and Equipment.......................................    114,231      114,231         114,231
Total Assets............................................................    190,347      194,849         203,958
Long Term Borrowings....................................................      8,987        8,987           8,987
DuPont Master Notes.....................................................    162,320       46,031              --
Owner's Net Investment/Shareholders' Equity.............................    (36,472)      86,517         141,657
Unrealized Holding Gains................................................      9,350        9,350           9,350


- ------------------------------

(1) The Summary Combined Pro Forma Financial Data are derived from the Company's Pro Forma Combined Financial Statements appearing elsewhere in this Prospectus. The Pro Forma Combined Financial Statements were prepared by the Company to illustrate the estimated effects of the Offering and related transactions described in the Notes to the Pro Forma Combined
     Financial Statements as if they had occurred as of July 1, 1994 for purposes of the pro forma combined statements of operations and as of March 31, 1996 for purposes of the pro forma combined statement of financial position. See "Pro Forma Combined Financial Statements."

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

RAPID TECHNOLOGICAL CHANGE; CAPITAL INTENSIVE INDUSTRY


    The photomask industry is characterized by rapid technological change and new product introduction and enhancements that have required photomask manufacturers to make significant and ongoing capital investments. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced photomasks is likely to increase, including photomasks using optical proximity correction and phase-shift technologies. As a result, the Company must continue to enhance its existing products and to develop and manufacture new products and upgrades with improved capabilities. The Company's inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on the Company's business and results of operations.


    The development and manufacture of future generations of photomasks is expected to require additional research and development expenditures significantly greater than those required in the past. If the Company is unable to generate sufficient funds from its operations, borrowings or outside sources, the Company may be forced to reduce the amount of its investments in research and development of new technologies, which could hinder the Company's ability to maintain its technological leadership and could eventually lead to a material adverse effect on the Company's business or results of operations. In addition, technological changes leading to the commercial availability of alternate methods of transferring circuit designs onto semiconductor wafers without the use of photomasks, including direct write lithography, would have an adverse effect on the Company's business or results of operations. See "Business -- Industry Background" and "-- Products and Technology."

RELATIONSHIP WITH AND DEPENDENCE ON SEMICONDUCTOR INDUSTRY

    Substantially all the Company's sales are derived from semiconductor and electronic component manufacturers that correspondingly depend on the demand for end-products or systems that use such semiconductors and components. Growth in the demand for semiconductors, however, may not necessarily lead to an increase in the demand for photomasks. Changes in semiconductor designs or applications, such as a reduction in customization, increased standardization or other technological and manufacturing advances, could reduce demand for photomasks even if the demand for semiconductors increases. Throughout the mid-1980's and the early 1990's, the photomask industry experienced an extended period of slow growth despite overall growth in the semiconductor market, primarily as a result of several advances in semiconductor and photomask design and production methods that significantly reduced the number of masks as well as the precision requirements of masks required to produce a semiconductor device. There can be no assurance that technological and manufacturing advances in the semiconductor industry will not have a material adverse effect on the demand for photomasks. See "Business -- Industry Background."

    In addition, contractions or downturns in the semiconductor industry will likely lead to a decrease in the demand for photomasks. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by reduced product demand and excess production capacity. Prior semiconductor downturns have adversely affected the Company's operating results. There can be no assurance that any future downturns will not be severe or that any such downturn would not have a material adverse effect on the Company's business or results of operations. See "-- Recent Losses" and "Business -- Industry Background."

CONCENTRATION OF CUSTOMERS


    In fiscal 1995, the Company's four largest customers, in the aggregate, accounted for approximately 41% of the Company's sales and the Company's 10 largest customers, in the aggregate, accounted for approximately 66% of sales. The loss of, or a significant reduction of orders from, any of the Company's major customers could have a material adverse effect on the Company's business or results of operations. See "Business -- Customers" and Note 4 to the Combined Financial Statements.

CONCENTRATION OF AND DEPENDENCE ON SUPPLIERS

    The Company relies on a limited number of photomask equipment manufacturers to develop and supply the equipment used in the photomask manufacturing process. There are currently lead times of approximately nine to 18 months between the order and the delivery of certain photomask imaging and inspection equipment, including electron beam and laser beam photomask imaging systems. There can be no assurance that equipment manufacturers will successfully develop or deliver on a timely basis such imaging and inspection equipment. Failure to develop on a timely basis such equipment could have a material adverse effect on the Company's business or results of operations. In addition, the Company does not have long term supply agreements with any of its raw materials suppliers, and it has historically relied primarily on one supplier for the quartz plates used in the manufacture of photoblanks, which are a key component in the manufacture of photomasks. Any disruption in the Company's supply relationships or any delays in the shipment of supplies or equipment, particularly the supply of quartz plates, could result in delays or reductions in product shipments by the Company or increases in product costs that could have a material adverse effect on the Company's operating results in any given period. In the event of such disruption, there can be no assurance that the Company could develop alternative sources within reasonable time frames or, if developed, that such sources would provide such supplies or equipment at prices comparable with those charged by the Company's suppliers prior to such disruption. See "Business -- Products and Technology -- Photoblanks and Pellicles" and "-- Global Manufacturing and Operations."

COMPETITION; REVERSAL OF CONSOLIDATION TREND

    The photomask industry is highly competitive. The Company's ability to compete in this market is primarily based on product quality, delivery to schedule performance, pricing, technical capabilities, the location and capacity of its manufacturing facilities and technical service. Significant competitors include other independent manufacturers of photomasks, including Photronics, Inc. ("Photronics"), Compugraphics International Limited ("Compugraphics") in Europe and Dai Nippon Printing Co. Ltd. ("DNP"), Hoya Corp., Taiwan Mask Corporation and Toppan Printing Company, Ltd. ("Toppan") in Asia. The Company's competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market acceptance of the Company's products or a reduction in the Company's prices as a result of intensified price competition. The Company and its competitors have in the past had excess production capacity resulting from a number of factors, including improved semiconductor and photomask design and manufacturing efficiencies, that led to depressed prices. Although the demand for photomasks has recently increased, there can be no assurance that demand will not decline or that pressure to reduce prices will not resume, each of which could have a material adverse effect on the Company's business or results of operations. See "Business
- -- Industry Background."

    In addition, Photronics has indicated in its filings with the Securities and Exchange Commission that it intends to increase its international presence. To that end, it has made, among other undertakings, certain acquisitions in Europe and is constructing a manufacturing facility in Singapore. There can be no assurance that increased competition on an international level from Photronics or any other photomask manufacturer will not have a material adverse effect on the Company's business or results of operations. See "Business -- Global Manufacturing and Operations" and "-- Competition."

    The Company also competes with a limited number of captive photomask operations when such operations have excess capacity. Beginning in the mid-1980's, a trend developed toward the divestiture or closing of captive photomask operations by semiconductor manufacturers. There can be no assurance that this trend will continue or that it will not reverse, thereby increasing competition and reducing the demand for photomasks produced by independent photomask suppliers like the Company. In particular, as photomasks continue to reemerge as a critical and enabling technology in the semiconductor
manufacturing  process,   there  can   be   no  assurance   that   semiconductor
manufacturers will not form new captive operations to ensure that their photomask needs are met, particularly for advanced and leading edge photomasks. See "Business -- Competition."

GROWTH BY ACQUISITION

    The Company's growth has been achieved, in large part, by means of acquisitions. The Company from time to time evaluates and enters into negotiations with respect to potential acquisitions, and the Company may make additional acquisitions in the future. There can be no assurance that the Company will be able to locate suitable acquisition opportunities, that it will be able to obtain the necessary financing for any future acquisitions, that it will be able to effectively and profitably integrate into the Company any operations that are acquired in the future or that any future acquisitions will not have a material adverse effect on the Company's operating results or on the market price of the Company's Common Stock, particularly during the periods immediately following such acquisitions. In addition, to the extent that the Company is unable to locate suitable acquisition opportunities, future revenues will depend upon the Company's existing business. See "-- Recent Losses," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- DuPont Photomasks."

MANUFACTURING RISKS

    The Company's manufacturing processes are highly complex, require the use of expensive and technologically sophisticated equipment and materials and are continuously subject to modification in an effort to improve manufacturing yields and product quality. Minute impurities or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading edge photomasks is relatively more complex and time-consuming than manufacturing high-volume, less advanced photomasks, which may lead to general delays in the manufacturing of all levels of photomasks. The Company has, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed the Company's ability to deliver products within the time frames contracted for by some or all of its customers. There can be no assurance that the Company will not experience these or other manufacturing difficulties, increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on the Company's business or results of operations. See "Business -- Global Manufacturing and Operations."

DEPENDENCE ON MANAGEMENT AND TECHNICAL PERSONNEL

    The Company's continued success depends upon, in part, key managerial, engineering and technical personnel, as well as the Company's ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect on the Company's business or results of operations. There can be no assurance that the Company can retain its key managerial, engineering and technical employees. The Company's growth may be dependent on its ability to attract new highly skilled and qualified personnel. There can be no assurance that its recruiting efforts to attract and retain such personnel will be successful. In addition, there can be no assurance that modification of employee compensation plans from those previously provided by DuPont to those currently provided by the Company will not cause certain employees to terminate their employment with the Company. See "Business -- Employees" and "Management -- Compensation of Company Employees."

SIGNIFICANT INTERNATIONAL OPERATIONS


    Approximately 44% of the Company's sales in fiscal 1995 and approximately 42% of the Company's sales for the nine months ended March 31, 1996 were derived from sales in foreign markets. The Company expects sales from foreign markets to continue to represent a significant portion of total sales. The Company operates three manufacturing facilities as well as sales and technical support service centers in Europe and Asia. In addition, DPI is currently participating in the construction of a manufacturing facility in Shanghai, China as part of a joint venture arrangement with the Shanghai Institute of Metallurgy and intends to construct a photomask manufacturing facility on a "greenfield" site near
Glasgow, Scotland. Certain risks are inherent in international operations, including exposure to currency exchange rate fluctuations, political and economic conditions, unexpected changes in regulatory requirements, exposure to different legal standards, particularly with respect to intellectual property, future import and export restrictions, difficulties in staffing and managing operations, difficulties in collecting receivables and potentially adverse tax consequences. There can be no assurance that the above factors will not have a material adverse effect on the Company's business or results of operations. See "Business -- Global Manufacturing and Operations."

    Prior to the Offering, DuPont managed the Company's exposure to fluctuations in foreign currency exchange rates as part of DuPont's overall management of exchange rate exposure for DuPont and its subsidiaries, as a whole, and no separate hedging of the Company's foreign currency exchange exposure was undertaken. However, following the Offering, the Company plans to independently monitor its foreign currency exchange rate exposure and may attempt to reduce such exposure in the future by hedging. There can be no assurance that the Company will establish foreign currency exchange rate exposure controls, or if established, that such controls will be adequate to eliminate, or even mitigate, the impact of foreign currency exchange rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters."

NO INDEPENDENT OPERATING HISTORY PRIOR TO THE OFFERING


    Prior to the Offering, the Company has been a wholly owned subsidiary of DuPont, through DCEO, and has had no independent operating history. As a result, following the Offering, the Company will be required to develop financial, management, administrative, research and other resources previously provided by DuPont, which are necessary to operate successfully as an independent public company. In addition, the Company will have to develop its own system of internal controls to ensure the reliability of its financial reporting. Although the Company and DuPont have entered into several agreements that are, in part, intended to ease the Company's transition to an independent public company, there can be no assurance that the Company will be able to develop these resources and controls. In particular, as a wholly owned subsidiary of DuPont, the Company has benefited from its ability to finance its operations and growth, in part, through funding provided by DuPont at favorable rates. Although the Company will have access, subject to certain conditions, to a $30 million credit facility provided by DuPont, there can be no assurance that alternative sources of financing will be available upon the expiration of such facility in January 1998 or that alternative sources of funding will be available if DPI's borrowing requirements exceed the amount of the facility. In addition, there can be no assurance that even if funding is available, that the terms thereof will be attractive to the Company. If such financing is not available, the Company may be materially limited in its ability to fund capital expenditures and other investments. See "-- Rapid Technological Change; Capital Intensive Industry," "-- Control by and Relationship with DuPont" and "Transactions and Relationship Between the Company and DuPont -- Credit Facility."



    Following the Offering, the Company will need to manage the risks associated with the operation of its business, including general liability, property, workers' compensation, catastrophic medical and business interruption. To manage these risks, the Company intends to obtain insurance prior to the consummation of the Offering. However, there can be no assurance that the Company will be able to obtain insurance adequate to cover its risks and failure to secure such insurance could have a material adverse effect on the Company should an uninsured event occur.


FLUCTUATIONS IN QUARTERLY AND ANNUAL EARNINGS

    The Company's quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or profitability or lead to significant variability of operating results, which in turn could result in volatility in the market price of the Company's Common Stock. These factors include the volume and timing of orders shipped. Since the Company's business is characterized by short term orders and shipment schedules without a significant backlog for products, substantially all of the Company's sales in any quarter are dependent upon orders received during that quarter, which limits the Company's ability to respond to a changing business environment. In addition, changes in the mix of products sold, market acceptance of the Company's and its customers' products, competitive pricing pressures, the Company's ability to meet increasing demand and delivery schedules, fluctuations in manufacturing yields, fluctuations in currency exchange rates, cyclical semiconductor industry conditions, the Company's access to advanced process technologies and the timing and extent of product and process development costs could also affect operating results. Moreover, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls due to the need to make ongoing and significant capital investments. As a result of the foregoing and other factors, there can be no assurance that the Company will not experience material adverse fluctuations in future operating results on a quarterly or annual basis. Results of operations in any period therefore should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Stock. See "-- Rapid Technological Change; Capital Intensive Industry" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

RECENT LOSSES


    Although the Company had net income of $4.1 million for the year ended June 30, 1995, and net income of $18.4 million for the nine months ended March 31, 1996, the Company reported losses before income taxes of $10.9 million and $37.6 million for fiscal 1994 and 1993, respectively. An important reason for these losses was that fixed costs increased faster than sales as the Company added capacity in the early 1990's. The Company anticipates adding capacity in the near future. There can be no assurance that sales will increase correspondingly as fixed costs increase or that the Company will be able to sustain profitability in the future. See "-- Rapid Technological Change; Capital Intensive Industry" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



CONTROL BY AND RELATIONSHIP WITH DUPONT



    Upon the completion of the Offering, DuPont, through DCEO, will own approximately 72% of the outstanding Common Stock (or 70% if the Underwriters' overallotment option is exercised in full). As a result, DuPont will have sufficient voting power to control the direction and policies of the Company, including mergers, consolidations, the sale of all or substantially all of the assets of the Company and the election of the Board of Directors of the Company, and to prevent or cause a change in control of the Company. See "Principal Stockholder and Stock Ownership."



    Historically, the Company has derived certain tangible and intangible benefits from being a subsidiary of DuPont. Subsequent to the consummation of this Offering, the relationship between the Company and DuPont will be defined pursuant to several transitional agreements. While these agreements will continue to provide the Company with certain benefits, the Company is only entitled to the ongoing assistance of DuPont for a limited time and it may not enjoy benefits from its relationship with DuPont beyond the term of the agreements, including benefits derived from DuPont's reputation, research and development, supply of raw materials, trade names and trademarks and credit support. There can be no assurance that the Company upon termination of such assistance from DuPont will be able to provide adequately such services internally or obtain favorable arrangements from third parties to replace such services. See "-- No Independent Operating History Prior to the Offering" and "Transactions and Relationship Between the Company and DuPont."


EFFECT OF SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK

    Subject to the restrictions described herein under "Shares Eligible for Future Sale" and applicable law, DuPont will be free to sell any and all of the shares of Common Stock of the Company that it indirectly owns. DuPont has advised the Company that it expects to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of such shares for future sale, will have on the market price of the Common Stock. Sales of a significant number of such shares in the public market could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities, which in turn could adversely affect the Company's business or results of operations. Each of the Company and DCEO has agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, subject to certain exceptions. See "Shares Eligible for Future Sale" and "Underwriters."

ABSENCE OF PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


    Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after the Offering, or that purchasers of Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price.

The initial public offering price will be determined by negotiations among the Company and the Underwriters and may not be indicative of the prices that may prevail in the public market. See "Underwriters." Furthermore, the market price of the Common Stock may be highly volatile. Factors such as announcements of fluctuations in the Company's or its competitors' operating results and market conditions for growth stocks or technology stocks in general could have a significant impact on the future price of the Common Stock. In particular, the common stock of many technology companies have experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stock prices were affected.

DILUTION INCURRED BY INVESTORS


    The offering price is substantially higher than the net tangible book value per share of Common Stock. Accordingly, investors participating in the Offering will incur immediate and substantial dilution in the amount of $4.87 per share, assuming a public offering price of $15.00 per share. See "Dilution."


NO ANTICIPATED DIVIDENDS

    The Company does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY

    The Company believes that the success of its business depends primarily on its proprietary technology, information and processes and know-how, rather than on patents or trademarks. Much of the Company's proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. There can be no assurance that the Company will be able to adequately protect its technology, that competitors will not be able to develop similar technology independently, that the claims allowed on any patents held by the Company will be sufficiently broad to protect the Company's technology or that foreign intellectual property laws will adequately protect the Company's intellectual property rights. In addition, any litigation in the future to enforce patents issued to the Company, to protect trade secrets or know-how possessed by the Company or to defend the Company against claimed infringement of the rights of others could have a material adverse effect on the Company's business or operating results. See "Business -- Intellectual Property."

ENVIRONMENTAL MATTERS

    Federal, state, local and foreign laws and regulations impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. As a result, the Company will incur costs, on an ongoing basis, associated with environmental regulatory compliance. In addition, more stringent environmental laws and regulations may be enacted in the future, which may require the Company to expend additional amounts on environmental compliance or may require modifications in the Company's operations. Any failure by the Company to adequately comply with such laws and regulations could subject the Company to significant future liabilities. See "Business -- Environmental Matters."

                                USE OF PROCEEDS


    The estimated net proceeds from the sale of the Common Stock offered hereby, assuming an initial offering price of $15.00 per share, after deducting estimated offering expenses and the underwriting discounts and commissions payable by the Company, are approximately $55 million. The Company will retain an amount, currently estimated at $9.1 million, of such proceeds; such that, upon the consummation of the Offering, it will have approximately $18 million in cash and cash equivalents, which will be available for general corporate purposes, including working capital and capital expenditures.



    The Company will use the remaining $46.0 million of such proceeds to repay indebtedness owed to DCEO under a master note agreement, which is payable on demand and currently bears interest at 5.38% (the "Master Note"). The indebtedness incurred by the Company from time to time under the Master Note was used for acquisitions, capital expenditures and working capital. If the Underwriters' overallotment option is exercised in full, the net proceeds from the sale of such shares of Common Stock by the Company, estimated to be approximately $8 million, will also be used to repay indebtedness owed to DCEO under the

Master Note. The remaining balance owed under the Master Note, upon completion of the repayment described above, will be contributed as equity capital to the Company by DCEO. See "Transactions and Relationship Between the Company and DuPont -- Realignment of Photomask Business."


                                DIVIDEND POLICY

    The Company currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, will be subject to the discretion of the Company's Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, statutory restrictions and other factors deemed to be relevant by the Board of Directors. See "Risk Factors -- No Anticipated Dividends."

                                    DILUTION


    The net tangible book value of the Company as of March 31, 1996 was $(31.3) million, or $(2.98) per outstanding share of Common Stock after giving effect to the issuance of one million shares to DCEO for nominal consideration subsequent to March 31, 1996. The net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding following the realignment of the photomask business as described herein but prior to the Offering. After giving effect to the sale by the Company of 4,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $15.00 per share, after deduction of underwriting discounts and commissions and estimated offering expenses and following the capital contribution by DCEO described under "Use of Proceeds," the pro forma net tangible book value of the Company at March 31, 1996, would have been $146.9 million, or $10.13 per outstanding share of Common Stock. This represents an immediate dilution in net tangible book value of $4.87 per share to the purchasers of shares of Common Stock in the Offering. Dilution is determined by subtracting net tangible book value per share of Common Stock after the Offering from the amount of cash paid by a new investor for a share of Common Stock. The following table illustrates the dilution per share of Common
Stock:



Assumed initial public offering price per share...........             $   15.00
Net tangible book value per share.........................  $   (2.98)
Increase in net tangible book value per share attributable
 to capital contributions by DCEO.........................      11.71
Increase in net tangible book value per share attributable
 to investors in the Offering.............................       1.40
Pro forma net tangible book value per share after the
 Offering.................................................                 10.13
                                                                       ---------
Dilution to new investors.................................             $    4.87
                                                                       ---------
                                                                       ---------


    The following table summarizes, on the basis of the assumptions referred to above, the number of shares to be retained by DuPont and to be purchased by new investors in the Offering, and the total consideration and the average price per share paid by DuPont and the new investors:


                                       SHARES PURCHASED           TOTAL CONSIDERATION        AVERAGE
                                   -------------------------  ---------------------------   PRICE PER
                                      NUMBER       PERCENT        AMOUNT        PERCENT       SHARE
                                   ------------  -----------  --------------  -----------  -----------
DuPont...........................    10,500,000         72%   $   95,867,000         63%    $    9.13
New Investors....................     4,000,000         28        55,140,000         37     $   13.79
                                   ------------        ---    --------------        ---
    Total (1)....................    14,500,000        100%   $  151,007,000        100%
                                   ------------        ---    --------------        ---
                                   ------------        ---    --------------        ---


- ------------------------
(1) Excludes shares of Common Stock granted under the Company's employee benefit plans.

                                 CAPITALIZATION


    The following table sets forth the combined capitalization of the Company as of March 31, 1996, pro forma as of March 31, 1996 assuming the capital contributions by DCEO and as adjusted to reflect the Offering at an assumed public offering price of $15.00 per share and the application of the estimated net proceeds as described herein under "Use of Proceeds."



                                                                                                    PRO FORMA, AS
                                                                           ACTUAL    PRO FORMA (1)   ADJUSTED (1)
                                                                         ----------  -------------  --------------
                                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Short Term Borrowings (2)..............................................  $    4,691   $     4,691    $      4,691
                                                                         ----------  -------------  --------------
                                                                         ----------  -------------  --------------
Long Term Borrowings (2)...............................................  $    8,987   $     8,987    $      8,987
DuPont Master Notes (3)................................................     162,320        46,031         --
Owner's Net Investment/Shareholders' Equity:
  Owner's Net Investment...............................................     (36,472)       86,517         --
  Common Stock, $.01 par value; 25,000,000 shares authorized;
   14,500,000 shares issued and outstanding for pro forma, as adjusted
   (4).................................................................      --           --                  145
  Additional Paid-in Capital...........................................      --           --              141,512
  Unrealized Holding Gains.............................................       9,350         9,350           9,350
                                                                         ----------  -------------  --------------
Total Capitalization...................................................  $  144,185   $   150,885    $    159,994
                                                                         ----------  -------------  --------------
                                                                         ----------  -------------  --------------


- ------------------------

(1) See "Pro Forma Combined Financial Statements."



(2) For a description of the Company's borrowings, see Note 15 to the Combined Financial Statements for the nine months ended March 31, 1996.



(3) For a description of the Master Note, see "Use of Proceeds."


(4) Excludes shares of Common Stock granted under the Company's employee benefit plans.

                        SELECTED COMBINED FINANCIAL DATA


    The following tables set forth selected combined historical and pro forma financial data of the Company. The historical statement of operations data for the three years ended June 30, 1995 and the nine months ended March 31, 1996 and the historical statement of financial position data as of June 30, 1995 and 1994 and March 31, 1996 have been derived from the Combined Financial Statements audited by Price Waterhouse LLP, independent accountants. The results for the nine months ended March 31, 1995 have been derived from the unaudited combined financial statements also appearing herein. The unaudited combined financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the unaudited period. The results for the nine months ended March 31, 1996 are not necessarily indicative of results to be expected for the full fiscal year. The pro forma financial data have been derived from the Pro Forma Combined Financial Statements which were prepared by the Company to illustrate the estimated effects of the Offering and related transactions described in the Notes to the Pro Forma Combined Financial Statements as if the Offering and related transactions had occurred as of July 1, 1994 for purposes of the pro forma combined statements of operations and as of March 31, 1996 for purposes of the pro forma combined statement of financial position. The Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of the Company would actually have been if the Offering and related transactions had in fact occurred on such dates or to project the results of operations or financial position of the Company for any future period or date. The following data should be read in conjunction with, and are qualified by reference to, the Combined Financial Statements, the Pro Forma Combined Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                                                                PRO FORMA,
                                                                                                PRO FORMA, AS  AS ADJUSTED,
                                                                          NINE MONTHS ENDED     ADJUSTED, FOR  FOR THE NINE
                                            YEAR ENDED JUNE 30                 MARCH 31           THE YEAR     MONTHS ENDED
                                    ----------------------------------  ----------------------   ENDED JUNE     MARCH 31,
                                       1993        1994        1995        1995        1996     30, 1995 (1)     1996 (1)
                                    ----------  ----------  ----------  ----------  ----------  -------------  ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total Sales.......................  $  118,896  $  134,548  $  161,514  $  116,670  $  152,192   $   161,514    $  152,192
Cost of Goods Sold................     112,224     107,456     117,022      85,745      98,717       115,368        97,724
Selling, General and
 Administrative Expense...........      18,630      20,750      21,803      16,017      18,164        22,585        19,214
Research and Development Expense
 -- Net...........................       8,337       8,131       8,777       6,385       6,955         7,260         6,113
Other Operating (Income) Expense
 -- Net...........................       8,497       2,940       3,490       2,317       3,219         3,156         2,941
                                    ----------  ----------  ----------  ----------  ----------  -------------  ------------
Operating Profit (Loss)...........     (28,792)     (4,729)     10,422       6,206      25,137        13,145        26,200
Interest Expense..................       9,196       5,814       6,957       5,054       5,091            59           102
Exchange (Gain) Loss..............        (430)        322        (493)       (476)        228          (665)          (68)
                                    ----------  ----------  ----------  ----------  ----------  -------------  ------------
Income (Loss) Before Income Taxes
 and Minority Interest............     (37,558)    (10,865)      3,958       1,628      19,818        13,751        26,166
Provision for Income Taxes........          --          --          --          --       1,899         3,712         9,158
                                    ----------  ----------  ----------  ----------  ----------  -------------  ------------
Income (Loss) Before Minority
 Interest.........................     (37,558)    (10,865)      3,958       1,628      17,919        10,039        17,008
Minority Interest in Income (Loss)
 of Majority Owned Joint
 Venture..........................          --          --        (161)        (82)       (483)         (161)         (483)
                                    ----------  ----------  ----------  ----------  ----------  -------------  ------------
Net Income (Loss).................  $  (37,558) $  (10,865) $    4,119  $    1,710  $   18,402   $    10,200    $   17,491
                                    ----------  ----------  ----------  ----------  ----------  -------------  ------------
                                    ----------  ----------  ----------  ----------  ----------  -------------  ------------
Pro Forma Net Income Per Share....                                                               $      0.70    $     1.20
Pro Forma Weighted Average Shares
 Outstanding......................                                                                    14,620        14,620

                                                                                     MARCH 31, 1996
                                                       JUNE 30          -----------------------------------------
                                                ----------------------                             PRO FORMA, AS
                                                   1994        1995       ACTUAL    PRO FORMA (1)   ADJUSTED (1)
                                                ----------  ----------  ----------  -------------  --------------
                                                                         (IN THOUSANDS)
STATEMENT OF FINANCIAL POSITION DATA:
Cash and Cash Equivalents.....................  $    3,924  $    8,412  $    8,891   $     8,891    $     18,000
Working Capital...............................      22,853      16,405      13,250        25,818          34,927
Net Property, Plant and Equipment.............     112,043     113,124     114,231       114,231         114,231
Total Assets..................................     160,901     171,701     190,347       194,849         203,958
Long Term Borrowings..........................       6,704       4,265       8,987         8,987           8,987
DuPont Master Notes...........................     140,846     125,570     162,320        46,031              --
Owner's Net Investment/Shareholders' Equity...      (7,229)      5,082     (36,472)       86,517         141,657
Unrealized Holding Gains......................          --          --       9,350         9,350           9,350


- ------------------------

(1) The Selected Combined Pro Forma Financial Data are derived from the Company's Pro Forma Combined Financial Statements appearing elsewhere in this Prospectus. The Pro Forma Combined Financial Statements were prepared by the Company to illustrate the estimated effects of the Offering and related transactions described in the Notes to the Pro Forma Combined Financial Statements as if they had occurred as of July 1, 1994 for purposes of the Pro Forma Combined Statements of Operations and as of March 31, 1996 for purposes of the Pro Forma Combined Statement of Financial Position. See "Pro Forma Combined Financial Statements."


                            SELECTED FIVE-YEAR DATA
                                 (IN THOUSANDS)

                                                                  AS OF OR FOR THE YEAR ENDED JUNE 30
                                                       ----------------------------------------------------------
                                                          1991        1992        1993        1994        1995
                                                       ----------  ----------  ----------  ----------  ----------
Total Sales..........................................  $  105,229  $  119,522  $  118,896  $  134,548  $  161,514
Net Income (Loss)....................................     (33,725)    (35,429)    (37,558)    (10,865)      4,119
Total Assets.........................................     189,935     185,298     176,953     160,901     171,701
Third Party Borrowings...............................      34,621      35,533       3,731       8,090       7,225
DuPont Master Notes..................................     126,236     136,786     142,841     140,846     125,570

                    PRO FORMA COMBINED FINANCIAL STATEMENTS


    The following tables set forth Pro Forma Combined Financial Statements of the Company for the year ended June 30, 1995 and as of and for the nine months ended March 31, 1996. The pro forma financial statements were prepared by the Company to illustrate the estimated effects of the Offering and related transactions described in the Notes to Pro Forma Combined Financial Statements as if they had occurred as of July 1, 1994 for purposes of the pro forma combined statements of operations and as of March 31, 1996 for purposes of the pro forma combined statement of financial position. The Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of the Company would actually have been if the Offering and related transactions had in fact occurred on such dates or to project the results of operations or financial position of the Company for any future period or date. The Pro Forma Combined Financial Statements should be read together with the Combined Financial Statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



    PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 1996
                                  (UNAUDITED)



                                                                        PRO FORMA                     OFFERING     PRO FORMA,
                                                       HISTORICAL      ADJUSTMENTS      PRO FORMA    ADJUSTMENTS   AS ADJUSTED
                                                       -----------  -----------------  -----------  -------------  -----------
                                                                                   (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents............................   $   8,891   $                   $   8,891    $   9,109(2)   $  18,000
Accounts Receivable, Trade -- Net....................      29,580                          29,580                      29,580
Accounts Receivable, Related Parties.................       2,331                           2,331                       2,331
Accounts and Notes Receivable, Miscellaneous.........       3,405                           3,405                       3,405
Inventories..........................................       8,158                           8,158                       8,158
Deferred Income Taxes................................                   2,484(3)            2,484                       2,484
Prepaid Expenses and Other Current Assets............         472                             472                         472
                                                       -----------  -----------------  -----------  -------------  -----------
Total Current Assets.................................      52,837       2,484              55,321        9,109         64,430
Net Property, Plant and Equipment....................     114,231                         114,231                     114,231
Accounts Receivable, Related Parties --
 Non-Current.........................................       1,835                           1,835                       1,835
Deferred Income Taxes................................       2,156       2,018(3)            4,174                       4,174
Other Assets.........................................      19,288                          19,288                      19,288
                                                       -----------  -----------------  -----------  -------------  -----------
    Total Assets.....................................   $ 190,347   $   4,502           $ 194,849    $   9,109      $ 203,958
                                                       -----------  -----------------  -----------  -------------  -----------
                                                       -----------  -----------------  -----------  -------------  -----------
LIABILITIES, DUPONT MASTER NOTES AND
 OWNER'S NET INVESTMENT / SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts Payable, Trade..............................   $   4,791   $                   $   4,791    $              $   4,791
Accounts Payable, Related Parties....................      15,867      (8,129)(4)           7,738                       7,738
Accounts Payable, Miscellaneous......................       1,740                           1,740                       1,740
Short Term Borrowings................................       4,691                           4,691                       4,691
Other Accrued Liabilities............................      12,498      (1,955)(1)          10,543                      10,543
                                                       -----------  -----------------  -----------                 -----------
    Total Current Liabilities........................      39,587     (10,084)             29,503                      29,503
Long Term Borrowings.................................       8,987                           8,987                       8,987
Deferred Income Taxes................................                   7,886(3)            7,886                       7,886
Other Liabilities....................................       5,526                           5,526                       5,526
Minority Interest in Net Assets of Majority Owned
 Joint Venture.......................................       1,049                           1,049                       1,049
DuPont Master Notes..................................     162,320    (116,289)(4)          46,031      (46,031)(2)     --
Owner's Net Investment / Shareholders' Equity........     (36,472)    122,989 (1)(3)(4     86,517       55,140(2)     141,657
Unrealized Holding Gains.............................       9,350                           9,350                       9,350
                                                       -----------  -----------------  -----------  -------------  -----------
    Total Liabilities, DuPont Master Notes and
     Owner's Net Investment / Shareholders' Equity...   $ 190,347   $   4,502           $ 194,849    $   9,109      $ 203,958
                                                       -----------  -----------------  -----------  -------------  -----------
                                                       -----------  -----------------  -----------  -------------  -----------


        See Notes to Pro Forma Combined Statement of Financial Position

          NOTES TO PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION


1. Adjustment reflects the retention of certain Company related payroll liabilities by DuPont.



2. Adjustments reflect the Offering and the repayment of a portion of the Master Note with the net proceeds of the Offering. The Company intends to retain sufficient proceeds to have approximately $18 million in cash and cash equivalents after the Offering.



3. Adjustments reflect deferred taxes arising from the fact that, following the Offering, DPI's tax return will not be consolidated with that of DuPont's. As a result, net operating losses, which were previously utilized by DuPont and were assumed to be available solely for determining taxes under the separate taxpayer approach in SFAS 109, will not be available to offset deferred tax liabilities. Certain future tax benefits, aggregating $3.6 million, are included in Accounts Payable, Related Parties since such amounts will be paid to DuPont when utilized pursuant to the terms of the Tax Indemnification Agreement described herein. See "Transactions and Relationship Between the Company and DuPont -- Tax Indemnification Agreement."



4. Adjustments to the Master Note and Accounts Payable, Related Parties reflect the contribution to capital by DCEO of the balances remaining outstanding under the Master Note and Accounts Payable, Related Parties that were not repaid with the proceeds of the Offering.

                     PRO FORMA COMBINED STATEMENT OF OPERATIONS
                              YEAR ENDED JUNE 30, 1995
                                    (UNAUDITED)


                                                              PRO FORMA                        OFFERING     PRO FORMA,
                                                HISTORICAL   ADJUSTMENTS      PRO FORMA      ADJUSTMENTS    AS ADJUSTED
                                                ----------  -------------  ----------------  ------------  -------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales.........................................  $  155,146  $              $    155,146      $             $  155,146
Sales to Related Parties......................       6,368                        6,368                         6,368
                                                ----------                 ----------------                -------------
Total Sales...................................     161,514                      161,514                       161,514
Cost of Goods Sold............................     117,022     (1,654)(1)       115,368                       115,368
                                                ----------  -------------  ----------------                -------------
Gross Profit..................................      44,492      1,654            46,146                        46,146
Selling, General and Administrative Expense...      21,803        782(2)         22,585                        22,585
Research and Development Expense -- Net.......       8,777     (1,517)(3)         7,260                         7,260
Other Operating (Income) Expense -- Net.......       3,490       (334)(4)         3,156                         3,156
                                                ----------  -------------  ----------------                -------------
Operating Profit..............................      10,422      2,723            13,145                        13,145
Interest Expense..............................       6,957     (4,444)(5)         2,513         (2,454)(5)         59
Exchange (Gain) Loss..........................        (493)      (172)(6)          (665)                         (665)
                                                ----------  -------------  ----------------  ------------  -------------
Income Before Income Taxes and Minority
 Interest.....................................       3,958      7,339            11,297          2,454         13,751
Provision for Income Taxes....................      --          3,050(7)          3,050(7)         662(7)       3,712
                                                ----------  -------------  ----------------  ------------  -------------
Income Before Minority Interest...............       3,958      4,289             8,247          1,792         10,039
Minority Interest in Income (Loss) of Majority
 Owned Joint Venture..........................        (161)                        (161)                         (161)
                                                ----------  -------------  ----------------  ------------  -------------
Net Income....................................  $    4,119  $   4,289      $      8,408      $   1,792     $   10,200
                                                ----------  -------------  ----------------  ------------  -------------
                                                ----------  -------------  ----------------  ------------  -------------
Pro Forma Net Income Per
 Common Share.................................                                                             $     0.70
Pro Forma Weighted Average Shares
 Outstanding..................................                                                                 14,620(8)


            See Notes to Pro Forma Combined Statements of Operations

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)



                                                               PRO FORMA                     OFFERING       PRO FORMA,
                                                 HISTORICAL   ADJUSTMENTS     PRO FORMA     ADJUSTMENTS    AS ADJUSTED
                                                 ----------  -------------  -------------  -------------  --------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales..........................................  $  145,471  $              $  145,471     $              $  145,471
Sales to Related Parties.......................       6,721                      6,721                         6,721
                                                 ----------                 -------------                 --------------
Total Sales....................................     152,192                    152,192                       152,192
Cost of Goods Sold.............................      98,717       (993)(1)      97,724                        97,724
                                                 ----------  -------------  -------------                 --------------
Gross Profit...................................      53,475        993          54,468                        54,468
Selling, General and Administrative Expense....      18,164      1,050(2)       19,214                        19,214
Research and Development Expense -- Net........       6,955       (842)(3)       6,113                         6,113
Other Operating (Income) Expense -- Net........       3,219       (278)(4)       2,941                         2,941
                                                 ----------  -------------  -------------                 --------------
Operating Profit...............................      25,137      1,063          26,200                        26,200
Interest Expense...............................       5,091     (3,574)(5)       1,517        (1,415)(5)         102
Exchange (Gain) Loss...........................         228       (296)(6)         (68)                          (68)
                                                 ----------  -------------  -------------  -------------  --------------
Income Before Income Taxes and Minority
 Interest......................................      19,818      4,933          24,751         1,415          26,166
Provision for Income Taxes.....................       1,899      6,764(7)        8,663(7)        495(7)        9,158
                                                 ----------  -------------  -------------  -------------  --------------
Income before Minority Interest................      17,919     (1,831)         16,088           920          17,008
Minority Interest in Income (Loss) of Majority
 Owned Joint Venture...........................        (483)                      (483)                         (483)
                                                 ----------  -------------  -------------  -------------  --------------
Net Income.....................................  $   18,402  $  (1,831)     $   16,571     $     920      $   17,491
                                                 ----------  -------------  -------------  -------------  --------------
                                                 ----------  -------------  -------------  -------------  --------------
Pro Forma Net Income Per
 Common Share..................................                                                           $     1.20
Pro Forma Weighted Average Shares
 Outstanding...................................                                                               14,620(8)


            See Notes to Pro Forma Combined Statements of Operations

              NOTES TO PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                                                             YEAR ENDED    NINE MONTHS ENDED
                                                                                            JUNE 30, 1995    MARCH 31, 1996
                                                                                            -------------  ------------------
       1.  Adjustments to cost of goods sold reflect the following:
           Changes in benefit plans............................................  (a)          $    (567)       $     (335)
           Elimination of DuPont allocated overhead expenses...................  (b)             (3,086)           (1,761)
           Additional contracted services and employees........................  (c)              1,999             1,103
                                                                                            -------------         -------
                                                                                              $  (1,654)       $     (993)
                                                                                            -------------         -------
                                                                                            -------------         -------

       2.  Adjustments to selling, general and administrative expense reflect the following:
           Changes in benefit plans............................................  (a)          $    (111)       $     (100)
           Elimination of DuPont allocated overhead expenses...................  (b)             (6,573)           (3,572)
           Additional contracted services and employees........................  (c)              6,566             4,047
           Stock Performance Plan..............................................  (d)                900               675
                                                                                            -------------         -------
                                                                                              $     782        $    1,050
                                                                                            -------------         -------
                                                                                            -------------         -------

       3.  Adjustments to research and development expense reflect the following:
           Changes in benefit plans............................................  (a)          $     (34)       $      (29)
           Elimination of DuPont allocated overhead expenses...................  (b)             (1,966)           (1,063)
           Additional contracted services and employees........................  (c)                483               250
                                                                                            -------------         -------
                                                                                              $  (1,517)       $     (842)
                                                                                            -------------         -------
                                                                                            -------------         -------

       4.  Adjustments to other operating expense reflect the following:
           Elimination of DuPont allocated overhead expenses...................  (b)          $    (560)       $     (396)
           Additional contracted services and employees........................  (c)                226               118
                                                                                            -------------         -------
                                                                                              $    (334)       $     (278)
                                                                                            -------------         -------
                                                                                            -------------         -------



5. Adjustment to interest expense, at a weighted average interest rate of 5% and 4% for the year ended June 30, 1995 and the nine months ended March 31, 1996, respectively, reflects the reductions in the DuPont Master Note from the contribution to capital by DCEO of the balance of the Master Note not repaid with proceeds of the Offering and the partial repayment of the Master Note with estimated net proceeds from the Offering.


6. Adjustment to exchange (gain) loss reflects the payment of dividends to DuPont de Nemours (Deutschland) GmbH by DuPont Photomasks GmbH & Co. KG and the refinancing of DuPont Photomasks (France) S.A.'s Master Note to U.S. Dollars.


7. Federal, state and foreign income taxes have been computed using an estimated combined effective rate of 27% for the year ended June 30, 1995 and 35% for the nine months ended March 31, 1996. For the year ended June 30, 1995, the estimated combined effective rate differs from the U.S. statutory rate primarily due to the Company's tax exemption in Korea. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


8. The number of shares have been computed based on the Offering and the realignment of the photomask business as described under "Transactions and Relationship Between the Company and DuPont -- Realignment of Photomask Business" in this Prospectus. The number of shares includes the estimated number of shares of restricted stock to be issued under DPI's Stock Performance Plan.
- ------------------------
Footnotes:

a. CHANGES IN BENEFIT PLANS. The Company will not continue to provide DuPont's postretirement or postemployment benefits to employees and will replace DuPont's defined benefit pension plan with a defined contribution retirement plan. The impact of these changes in benefits will be the elimination of benefits expense related to discontinued DuPont plans of $1,491 for the year ended June 30, 1995 and $1,145 for the nine months ended March 31, 1996, and the addition of expense related to the Company's defined contribution retirement plan of $779 for the year ended June 30, 1995 and $681 for the nine months ended March 31, 1996. See "Management -- Compensation of Company Employees."


b.  ELIMINATION  OF  DUPONT  ALLOCATED   OVERHEAD  EXPENSES.    Represents   the
    elimination of DuPont allocated overhead expenses that are not expected to be incurred by the Company following the Offering.

c. ADDITIONAL CONTRACTED SERVICES AND EMPLOYEES. Represents the addition of services to be provided by third parties or DuPont pursuant to transitional administrative services agreements with DuPont and its subsidiaries and additional employees assumed to be hired by the Company to replace those services previously provided by DuPont. See "Transactions and Relationship Between the Company and DuPont -- Administrative Services Agreements."

d. STOCK PERFORMANCE PLAN. Represents the compensation expense the Company will recognize related to restricted stock granted under its Stock Performance Plan. The Company estimates that it will recognize approximately $1,800 of expense related to the Plan during the two years following the Offering. See "Management -- Compensation of Company Employees -- Compensation of DPI Employees in 1996 -- Stock Performance Plan."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Combined Financial Statements of the Company appearing elsewhere in this Prospectus. Prior to the Offering, DPI was reincorporated in Delaware, and DuPont's foreign photomask operations were realigned so that these operations would be conducted by wholly owned subsidiaries of DPI. See "Transactions and Relationship Between the Company and DuPont -- Realignment of Photomask Business." The pro forma information, which is presented herein to facilitate additional analysis, should be read in conjunction with the Pro Forma Combined Financial Statements appearing elsewhere in this Prospectus. Unless the context otherwise requires, references to years with respect to the Company's financial condition and results of operations in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are to fiscal years.

OVERVIEW

    Based on worldwide sales, DuPont Photomasks, Inc. is the largest U.S. photomask manufacturer and one of the two largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision microscopic images of integrated circuits and are used as masters by
semiconductor  manufacturers   to   optically   transfer   these   images   onto
semiconductor wafers. The Company develops and uses advanced technology to manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications by semiconductor manufacturers today. The Company serves its global customer base from eight ISO 9002-qualified manufacturing facilities and numerous customer service centers.

    DuPont, which currently owns, through DCEO, 100% of the outstanding Common Stock of DPI, entered the photomask market in 1986 with the acquisition of Tau Laboratories, a merchant photomask supplier whose principal customers were Delco/General Motors and Motorola. From this base, DuPont embarked on a strategy to establish a global presence that would enable it to respond to the needs of multi-national semiconductor manufacturers. As part of this strategy, DuPont (i) purchased assets of numerous captive photomask operations, (ii) acquired merchant photomask companies and (iii) constructed "greenfield" sites in Round Rock, Texas (1987) and Ichon, Korea (1991). In addition, the Company is currently participating in the construction of a manufacturing facility in Shanghai, China as part of a joint venture arrangement and is planning to construct a "greenfield" site near Glasgow, Scotland. See "Business -- DuPont Photomasks."

    During the late 1980's and early 1990's, the photomask market was relatively flat. While growth in semiconductor manufacturing and new semiconductor designs generated demand for new photomasks throughout this period, the Company believes that this underlying growth was offset by advances in semiconductor and photomask design and production methods that significantly reduced the number of photomasks required to manufacture a semiconductor device, thereby slowing the growth of photomask unit sales. See "Business -- Industry Background." The Company believes that the weak market conditions during this period, in part, led to the poor financial performance of several merchant photomask manufacturers, including the Company, which had net losses of $10.9 million and $37.6 million in 1994 and 1993, respectively. See "Risk Factors -- Recent Losses."

    Since 1993, growth in the photomask market has resumed. The Company's total sales grew from $118.9 million in 1993 to $161.5 million in 1995. This increase of approximately 36% was primarily the result of an accelerating trend in the semiconductor industry toward semiconductor device customization, which generates demand for new photomasks, and semiconductor device complexity, which increases the value and number of photomask layers needed to produce a semiconductor device. In addition, the proliferation of semiconductor devices into new products and markets contributed to the increase in total sales. See "Business -- Industry Background." The Company's sales also became more diversified internationally. North American sales amounted to approximately 65% of the Company's total sales in 1993 compared to 56% in 1995, while sales in Europe and Asia accounted for approximately 20% and 15% of sales, respectively, in 1993 compared to 26% and 18% in 1995. Sales in Europe grew approximately 73% from 1993 to

1995 from $24.2 million to $42.0 million. The increase in European sales was primarily attributable to increased growth from certain of the Company's major customers and the impact of a full year of sales to an affiliate of Philips Electronics N.V. ("Philips") following the acquisition of selected photomask manufacturing assets from Philips in mid-1993. Sales in Asia grew approximately 69% from 1993 to 1995 from $17.4 million in 1993 to $29.5 million in 1995, as a result of the growth experienced by semiconductor manufacturers in Korea. The Company expects net sales from foreign markets to continue to represent a significant portion of total sales. Certain risks are inherent in international operations, including exposure to currency exchange rate fluctuations. See "Risk Factors -- Significant International Operations" and "-- Other Matters."


    Due to the capital intensive nature of photomask manufacturing operations, at a given level of manufacturing capacity, a high proportion of the Company's operating costs remains relatively constant as sales volumes increase or decrease. To the extent that the Company has underutilized production capacity, profit margins increase or decrease significantly, as sales volumes increase or decrease. In the early 1990's, the Company had excess capacity; therefore, as total sales increased from 1993 to 1995, fixed costs associated with manufacturing remained relatively unchanged, and the Company's gross margins over the period benefited from this operating leverage. In addition, fixed costs were reduced by the closure of two of the Company's photomask facilities and the subsequent consolidation of production into other facilities. The Company has, for the most part, fully utilized its existing capacity, and anticipates that fixed operating costs will increase as it adds capacity to position itself for future growth. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry," "Risk Factors -- Recent Losses" and "Business -- Industry Background."

RESULTS OF OPERATIONS

    The   following  table  sets  forth  the  Company's  combined  statement  of operations data as a percentage of sales for the periods indicated.


                                                                                                     NINE MONTHS ENDED MARCH
                                                                   FISCAL YEARS ENDED JUNE 30                   31
                                                              -------------------------------------  ------------------------
                                                                 1993         1994         1995         1995         1996
                                                              -----------  -----------  -----------  -----------  -----------
Total Sales.................................................      100.0%       100.0%       100.0%       100.0%       100.0%
Cost of Goods Sold..........................................       94.4         79.9         72.5         73.5         64.9
                                                                  -----        -----        -----        -----        -----
Gross Profit................................................        5.6         20.1         27.5         26.5         35.1
Selling, General and Administrative Expense.................       15.7         15.4         13.5         13.7         11.9
Research and Development Expense -- Net.....................        7.0          6.0          5.4          5.5          4.6
Other Operating (Income) Expense -- Net.....................        7.1          2.2          2.2          2.0          2.1
                                                                  -----        -----        -----        -----        -----
Operating Profit (Loss).....................................      (24.2)        (3.5)         6.4          5.3         16.5
Interest Expense............................................        7.7          4.3          4.2          4.3          3.3
Exchange (Gain) Loss........................................       (0.4)         0.2         (0.3)        (0.4)         0.2
                                                                  -----        -----        -----        -----        -----
Income (Loss) Before Income Taxes and Minority Interest.....      (31.5)        (8.0)         2.5          1.4         13.0
Provision for Income Taxes..................................      --           --           --           --             1.2
                                                                  -----        -----        -----        -----        -----
Income (Loss) Before Minority Interest......................      (31.5)        (8.0)         2.5          1.4         11.8
Minority Interest in Income (Loss) of Majority Owned Joint
 Venture....................................................      --           --           --            (0.1)        (0.3)
                                                                  -----        -----        -----        -----        -----
Net Income (Loss)...........................................      (31.5)%       (8.0)%        2.5%         1.5%        12.1%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----


YEAR ENDED JUNE 30, 1995 COMPARED TO YEAR ENDED JUNE 30, 1994

    TOTAL SALES. Total sales is comprised primarily of photomask sales to semiconductor manufacturers and, to a lesser extent, photoblank and pellicle sales to other photomask manufacturers. Total sales also includes sales to related parties, including sales to DuPont operations acting as distributors and a partnership with DNP. These related party sales have historically accounted for less than 5% of total sales. Total sales increased 20.0% from $134.5 million in 1994 to $161.5 million in 1995. Of the total sales in 1995, less than 10% represents sales of photoblanks and pellicles to other photomask suppliers. Overall, sales in North America increased from $81.7 million in 1994 to $90.1 million in 1995; sales in Europe increased from $31.1 million in 1994 to $42.0 million in 1995; and sales in Asia increased from $21.7 million in 1994 to $29.5 million in 1995. In addition to a general increase in demand for most types of photomasks, the increase in total sales reflects a shift in demand toward the Company's more advanced photomasks, which tend to have higher average selling prices. This shift in demand reflects the trend toward greater utilization of more complex semiconductor devices with finer line-widths. See "Business -- Industry Background."


    COST OF GOODS SOLD. Cost of goods sold consists of material, labor, depreciation and manufacturing and service overhead. Cost of goods sold increased from $107.5 million in 1994 to $117.0 million in 1995. However, as a percentage of total sales, cost of goods sold decreased from 79.9% in 1994 to 72.5% in 1995. As a result, gross profit as a percentage of total sales increased from 20.1% in 1994 to 27.5% in 1995. The improvement primarily reflects the Company's improved capacity utilization. In addition, the Company increased the proportion of internally-sourced photoblanks and pellicles used in its photomask manufacturing, which improved capacity utilization in the manufacture of these materials. As a result, photoblank and pellicle costs as a percentage of sales were reduced and margins on photomasks improved. Gross profit was also improved by lower depreciation and amortization costs of $1.3 million and $1.2 million, respectively, as equipment and intangibles associated with acquisitions in the late 1980's became fully depreciated and amortized. The Company does not anticipate that benefits from decreased depreciation and amortization costs will recur in the near future, as the Company invests in new capacity to meet anticipated growth in photomask demand. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry" and "-- Recent Losses."

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense includes salaries of sales personnel, marketing expense, general and administrative expense and finished product distribution expense. Selling, general and administrative expense increased from $20.8 million in 1994 to $21.8 million in 1995. However, selling, general and administrative expense decreased as a percentage of sales from 15.4% in 1994 to 13.5% in 1995. The percentage decrease resulted primarily from greater efficiencies associated with sales volume increases. General and administrative expense principally include allocated costs for services provided by centralized DuPont organizations. These allocated costs are not necessarily indicative of the costs that would have been incurred by the Company if the Company had been an independent company. See Note 2 to the Pro Forma Combined Statements of Operations and Note 3 to the Combined Financial Statements appearing elsewhere in this Prospectus.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense consists primarily of employee cost, cost of material consumed, depreciation of equipment, engineering related costs and the Company's allocated share of DuPont's central research and development costs. Research and development expense for 1995 was $8.8 million compared to $8.1 million in 1994, reflecting the Company's continuing focus on developing advanced photomasks. However, as a percentage of sales, research and development expense declined slightly compared to the prior year, reflecting increased sales. Research and development expense is net of funds the Company received from customers, industry groups such as SEMATECH Inc. ("SEMATECH") and the Joint European Submicron Strategic Initiative ("JESSI") and governmental sources in the amount of $1.6 million and $0.5 million for 1994 and 1995, respectively. The Company's allocated share of DuPont's central research and development costs was $2.4 million and $2.0 million in 1994 and 1995, respectively. The Company anticipates that research and development expense will continue to increase in absolute terms in the future, reflecting the Company's strategy of advancing its technological leadership. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry" and "Business -- Research and Development."

    OTHER OPERATING (INCOME) EXPENSE. Other operating (income) expense consists primarily of miscellaneous costs not directly related to the manufacture of the Company's products. Historically, a significant portion of this item has been the expense associated with the early retirement of equipment resulting from technological obsolescence. The timing and amount of these retirements are uncertain and difficult to predict. Other operating expense for 1994 was $2.9 million compared to $3.5 million in 1995. This increase reflects additional pre-production costs associated with the Company's joint venture in Shanghai, China.

    INTEREST EXPENSE. The Company's interest expense increased from $5.8 million in 1994 to $7.0 million in 1995, reflecting higher interest rates. The primary source of interest expense is the Company's Master Notes arrangement with DuPont. As part of the Realignment of DuPont's photomask business, the DuPont Master Notes were consolidated into a single Master Note. See "Transactions and Relationship Between the Company and DuPont -- Realignment of Photomask Business." A portion of the net proceeds from the Offering will be used to repay indebtedness under the Master Note. Any remaining balance under the Master Note will be contributed as equity capital to the Company by DCEO. See "Use of Proceeds," "-- Liquidity and Capital Resources" and "Transactions and Relationship Between the Company and DuPont -- Credit Facility." Interest expense also includes amounts paid pursuant to other long-term borrowings and capital leases. See Notes 8, 15 and 16 to the Combined Financial Statements.

    EXCHANGE (GAIN) LOSS. Exchange (Gain) Loss consists of gains and losses resulting from the remeasurement of the Company's monetary assets and liabilities denominated in foreign currencies into U.S. Dollars, which is the Company's functional currency. The Company incurred a $0.3 million exchange loss in 1994 compared to a $0.5 million exchange gain in 1995 primarily due to fluctuations of the U.S. Dollar compared to the German Mark and French Franc. The Company does not currently hedge against foreign exchange risks. See "Risk Factors -- Significant International Operations" and "-- Other Matters."

    PROVISION FOR INCOME TAXES. Tax expense has been allocated by applying the asset and liability method set forth in SFAS 109 to each of the Company's operations as if it were a separate taxpayer. Under this approach the Company's effective tax rate was 0% in 1994 and 1995, as a result of net operating loss carryforwards in the U.S. and Europe and a Korean tax exemption, pursuant to which the Company is exempt from paying taxes on earnings arising from current investments in Korea. In actuality, the Company's results were included in the consolidated tax returns filed by DuPont and the tax benefits of prior years losses were realized by DuPont. See Note 10 to the Combined Financial Statements. The Company will continue to enjoy the full benefits of the tax exemption in Korea until 2001 and a partial benefit thereafter until the tax exemption terminates in 2003.

YEAR ENDED JUNE 30, 1994 COMPARED TO YEAR ENDED JUNE 30, 1993

    TOTAL SALES. Total sales increased 13.2% from $118.9 million in 1993 to $134.5 million in 1994, reflecting generally stronger demand for most types of photomasks. Overall, sales in North America increased from $77.3 million in 1993 to $81.7 million in 1994; sales in Europe increased from $24.2 million in 1993 to $31.1 million in 1994; and sales in Asia increased from $17.4 million in 1993 to $21.7 million in 1994. An increase in the sales of more advanced photomasks, which have higher average selling prices, also contributed to the total sales increase in this period. This shift in demand for more advanced photomasks reflects the trend toward greater utilization of more complex semiconductor devices with finer line-widths. See "Business -- Industry Background." In addition, total sales increased approximately $5 million from the full year impact of sales to Philips pursuant to a supply agreement executed in mid-1993 in connection with the purchase of selected photomask manufacturing equipment from Philips.


    COST OF GOODS SOLD. Cost of goods sold decreased from $112.2 million in 1993 to $107.5 million in 1994. The principal reasons for this decrease were the retirement of assets and staff reductions associated with the Company's shutdown of its Danbury, Connecticut and Nijmegen, The Netherlands photomask manufacturing facilities in 1993. In addition, lower amortization charges of $1.3 million relating to intangibles associated with acquisitions in the late 1980's that became fully amortized contributed to the decrease. As a result of the foregoing and the benefits of improved capacity utilization described above, cost of goods sold, as a percentage of total sales, decreased from 94.4% in 1993 to 79.9% in 1994, and gross profits as a percentage of net sales increased from 5.6% in 1993 to 20.1% in 1994. See "-- Overview."

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased from $18.6 million in 1993 to $20.8 million in 1994. However, as a percentage of total sales, selling, general and administrative expense decreased from 15.7% in 1993 to 15.4% in 1994, reflecting greater efficiencies associated with sales volume increases.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense decreased slightly from $8.3 million in 1993 to $8.1 million in 1994. As a percentage of sales, research and development expense declined from 7.0% in 1993 to 6.0% in 1994, reflecting increased sales. Research and development expense is net of funds the Company received from customers, industry groups and governmental sources in the amount of $1.9 million and $1.6 million for 1993 and 1994, respectively. The Company's allocated share of DuPont's central research and development costs was $2.3 million and $2.4 million in 1993 and 1994, respectively.

    OTHER OPERATING (INCOME) EXPENSE. Other operating expense decreased from $8.5 million in 1993 to $2.9 million in 1994. The decrease was primarily due to a $5.2 million expense in 1993 related to the shutdown of photomask manufacturing facilities in Danbury, Connecticut and Nijmegen, The Netherlands.

    INTEREST EXPENSE. Interest expense decreased from $9.2 million in 1993 to $5.8 million in 1994 primarily due to a decrease in external borrowings by the Company's Korean operations.

    EXCHANGE (GAIN) LOSS. The Company incurred a $0.3 million exchange loss in 1994 compared to a $0.4 million exchange gain in 1993. The major component of the loss in 1993 was a weakening of the U.S. Dollar against the German Mark.

    PROVISION FOR INCOME TAXES. Tax expense has been allocated by applying the asset and liability method set forth in SFAS 109 to each of the Company's operations as if it were a separate taxpayer. Under this approach the Company's effective tax rate was 0% in 1993 and 1994, as a result of net operating loss carryforwards in the U.S. and Europe and the Korean tax exemption described above. In actuality, the Company's results were included in the consolidated tax returns filed by DuPont and the tax benefits of prior years' losses were realized by DuPont. See Note 10 to the Combined Financial Statements.


NINE MONTHS ENDED MARCH 31, 1996 COMPARED TO NINE MONTHS ENDED MARCH 31, 1995



    TOTAL SALES. Total sales increased 30.4% from $116.7 million in the nine months ended March 31, 1995 to $152.2 million in the nine months ended March 31, 1996. Overall, sales in North America, Europe and Asia increased from $65.5 million, $30.3 million and $20.9 million, respectively, in the nine months ended March 31, 1995 to $88.8 million, $37.5 million and $25.9 million, respectively, in the nine months ended March 31, 1996. A continued increase in the demand for more advanced photomasks, which have higher average selling prices, was the primary contributor to the increase in total sales during this period. This shift in demand for more advanced photomasks reflects the trend toward greater utilization of more complex semiconductor devices with finer line-widths. See "Business -- Industry Background." The increase in total sales during this period also reflects the overall increase in demand for photomasks. In addition, approximately $7 million of photomask sales to Lucent Technologies (formerly AT&T) were generated during the nine months ended March 31, 1996 as a result of a supply agreement executed in connection with the purchase of selected photomask manufacturing equipment from an affiliate of AT&T (the "AT&T Acquisition").



    COST OF GOODS SOLD. Cost of goods sold increased 15.2% from $85.7 million in the nine months ended March 31, 1995 to $98.7 million in the nine months ended March 31, 1996, resulting primarily from increased sales. As a percentage of sales, cost of goods sold decreased from 73.5% in the nine months ended March 31, 1995 to 64.9% in the nine months ended March 31, 1996. The decrease was primarily due to continued improvements in capacity utilization and increased use of internally sourced photoblanks and pellicles. As a result, gross profit as a percentage of total sales increased from 26.5% in the nine months ended March 31, 1995 to 35.1% in the nine months ended March 31, 1996.



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased 13.8% from $16.0 million in the nine months ended March 31, 1995 to $18.2 million in the nine months ended March 31, 1996. The increase was due largely to increases in selling expenses corresponding to increased sales. Selling, general and administrative expense as a percentage of total sales was 11.9% for the nine months ended March 31, 1996 compared with 13.7% for the corresponding period of the prior year.



    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense for the nine months ended March 31, 1996 increased to $7.0 million compared to $6.4 million in the same period in the prior year. As a percentage of sales, research and development expense declined from 5.5% in the nine months ended March 31, 1995 to 4.6% in the nine months ended March 31, 1996, reflecting increased sales. Research and development expense is net of funds the Company received from customers, industry groups and government sources in the amount of $0.4 million and $0.1 million for the nine months ended March 31, 1995 and the nine months ended March 31, 1996, respectively. The Company's allocated or charged share of DuPont's central research and development was $1.4 million and $1.1 million for the nine months ended March 31, 1995 and 1996, respectively. Such allocations terminated on December 31, 1995, and the Company will thereafter only incur such charges pursuant to the Research, Development and Consulting Agreement with DuPont. See "Transactions and Relationship Between the Company and DuPont -- Research, Development and Consulting Agreement."



    OTHER OPERATING (INCOME) EXPENSE. Other operating expense increased from $2.3 million in the nine months ended March 31, 1995 to $3.2 million in the nine months ended March 31, 1996. The increase was due largely to pre-production costs associated with the Company's joint venture in Shanghai, China.



    INTEREST EXPENSE. Interest expense was essentially flat at $5.1 million for both the nine months ended March 31, 1995 and the nine months ended March 31, 1996.



    EXCHANGE (GAIN) LOSS. Exchange loss was $0.2 million for the nine months ended March 31, 1996 compared to a $0.5 million exchange gain for the same period in the prior year. The loss in the current year was primarily attributable to the fluctuation of the U.S. Dollar against the German Mark.



    PROVISION  FOR INCOME TAXES.   The Company's provision  for income taxes was
$1.9 million for the nine months ended March 31, 1996. The Company had no provision for income taxes for the nine months ended March 31, 1995.



    MINORITY  INTEREST IN  INCOME (LOSS) OF  MAJORITY OWNED JOINT  VENTURE.  The
Minority Interest impact of the Company's joint venture with the Shanghai Institute of Metallurgy was ($0.5 million) for the nine months ended March 31, 1996 compared to ($0.1 million) for the same period in the prior year, reflecting increased pre-operating losses from, and partner funding of, the joint venture.



QUARTERLY RESULTS OF OPERATION



    The following table sets forth certain unaudited quarterly financial data for each of the last eight fiscal quarters ended March 31, 1996, and such data as a percentage of the Company's total sales. Such information is derived from the unaudited combined financial statements of the Company that include, in the opinion of management, all normal recurring adjustments necessary for a fair presentation of the information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period.



                                                              THREE MONTHS ENDED
                           -----------------------------------------------------------------------------------------
                           JUNE 30    SEPT. 30    DEC. 31    MARCH 31    JUNE 30    SEPT. 30    DEC. 31    MARCH 31
                             1994       1994        1994       1995        1995       1995        1995       1996
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Total Sales..............  $35,537    $ 38,715    $ 37,617   $ 40,338    $44,844    $ 46,039    $ 50,279   $ 55,874
Cost of Goods Sold.......   27,152      28,132      28,185     29,428     31,277      32,192      31,151     35,374
Selling, General and
 Administrative
 Expense.................    5,144       5,136       5,058      5,823      5,786       5,869       6,316      5,979
Research and Development
 Expense -- Net..........    1,747       2,018       2,026      2,341      2,392       2,458       2,450      2,047
Other Operating (Income)
 Expense -- Net..........      732         507       1,107        703      1,173         633       1,614        972
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
Operating Profit.........      762       2,922       1,241      2,043      4,216       4,887       8,748     11,502
Interest Expense.........    1,438       1,597       1,660      1,797      1,903       1,832       1,634      1,625
Exchange (Gain) Loss.....      314          49        (137)      (388)       (17)        230          78        (80)
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
Income (Loss) Before
 Income Taxes and
 Minority Interest.......     (990)      1,276        (282)       634      2,330       2,825       7,036      9,957
Provision for Income
 Taxes...................    --          --          --         --         --            454         472        973
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
Income (Loss) Before
 Minority Interest.......     (990)      1,276        (282)       634      2,330       2,371       6,564      8,984
Minority Interest in
 Income (Loss) of
 Majority Owned Joint
 Venture.................    --          --             (6)       (76)       (79)        (55)      --          (428)
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
Net Income (Loss)........  $  (990)   $  1,276    $   (276)  $    710    $ 2,409    $  2,426    $  6,564   $  9,412
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------

AS A PERCENTAGE OF TOTAL
 SALES:
Total Sales..............    100.0%      100.0%      100.0%     100.0%     100.0%      100.0%      100.0%     100.0%
Cost of Goods Sold.......     76.4        72.7        74.9       73.0       69.8        69.9        61.9       63.3
Selling, General and
 Administrative
 Expense.................     14.5        13.3        13.5       14.4       12.9        12.8        12.6       10.7
Research and Development
 Expense -- Net..........      4.9         5.2         5.4        5.8        5.3         5.3         4.9        3.7
Other Operating (Income)
 Expense -- Net..........      2.1         1.3         2.9        1.7        2.6         1.4         3.2        1.7
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
Operating Profit.........      2.1         7.5         3.3        5.1        9.4        10.6        17.4       20.6
Interest Expense.........      4.0         4.1         4.4        4.5        4.2         3.9         3.2        3.0
Exchange (Gain) Loss.....      0.9         0.1        (0.4)      (1.0)     --            0.5         0.2       (0.2)
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
Income (Loss) Before
 Income Taxes and
 Minority Interest.......     (2.8)        3.3        (0.7)       1.6        5.2         6.2        14.0       17.8
Provision for Income
 Taxes...................    --          --          --         --         --            1.0         0.9        1.7
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
Income (Loss) Before
 Minority Interest.......     (2.8)        3.3        (0.7)       1.6        5.2         5.2        13.1       16.1
Minority Interest in
 Income (Loss) of
 Majority Owned Joint
 Venture.................    --          --          --          (0.2)      (0.2)       (0.1)      --          (0.7)
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
Net Income (Loss)........     (2.8)%       3.3%       (0.7)%      1.8%       5.4%        5.3%       13.1%      16.8%
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------



    Quarterly sales have increased sequentially in every quarter over the last five quarters primarily because of stronger demand for photomasks and the shift in demand toward advanced photomasks as described above. The Company derives a significant portion of its sales revenues from sales to relatively few semiconductor manufacturers. The loss of, or a significant reduction of orders from, any of the Company's major customers could have a material adverse effect on the Company's business or results of operations, particularly on a quarterly basis. See "Risk Factors -- Concentration of Customers." In addition, the Company's quarterly and annual operating results are affected by a wide variety of factors that affect sales or profitability. These factors include the volume and timing of orders shipped. Since the Company's business is characterized by short term orders and shipment schedules without a significant backlog for products, substantially all of the Company's sales in any quarter are dependent upon orders received during that quarter. See "Risk Factors -- Fluctuations in Quarterly and Annual Earnings."



LIQUIDITY AND CAPITAL RESOURCES



    Cash used by operations was $2.4 million in 1993, and cash provided by operations was $12.4 million in 1994, $29.0 million in 1995 and $36.3 million for the nine months ended March 31, 1996. These increases were primarily the result of higher sales volume, which led to improved net income. The Company believes that cash provided by operations will be the Company's primary source of liquidity.



    The Company's working capital was $22.9 million at June 30, 1994, $16.4 million at June 30, 1995 and $13.3 million at March 31, 1996. The decrease in working capital for the nine months ended March 31, 1996 principally reflects higher related party payables for amounts paid by DuPont on behalf of the Company and billed to the Company on a monthly basis, partially offset by increases in trade receivables and inventory, all resulting from the increased level of sales and business activity during the period. The decrease in 1995 was partially caused by lower prepaid expenses resulting from a change in the manner in which the Company pays one of its suppliers for its services. Prior to June 1995, the Company prepaid certain amounts owed to such supplier; however, since such time, the Company has paid such supplier on a monthly, as billed, basis. In addition, accounts payable increased by $6.0 million in 1995 as a result of a deferred payment to AT&T pursuant to the AT&T Acquisition.



    Cash flows used for investing activities were $22.1 million in 1993, $11.7 million in 1994, $18.6 million in 1995 and $18.8 million for the nine months ended March 31, 1996. The Company's most significant use of cash for investing activities was for purchases of property and equipment. Such purchases totalled $18.1 million in 1993, $5.0 million in 1994, $14.9 million in 1995 and $13.7 million for the nine months ended March 31, 1996. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry."



    Cash provided by financing activities was $24.5 million in 1993, and cash used for financing activities was $2.9 million in 1994, $7.0 million in 1995 and $16.7 million for the nine months ended March 31, 1996. As a participant in DuPont's central cash management system, the Company has used cash provided by operations to repay borrowings from DuPont pursuant to the Master Note. As of March 31, 1996, the Company had borrowings of $162.3 million under the Master Note. Part of the net proceeds from the Offering will be used to repay indebtedness under the Master Note, and any remaining balance under the Master Note will be contributed as equity capital to the Company by DCEO. See "Use of Proceeds."



    Cash and cash equivalents were $3.9 million at June 30, 1994, $8.4 million at June 30, 1995 and $8.9 million at March 31, 1996. The Company will retain an amount, currently estimated at $9.1 million, of the net proceeds of the Offering; such that, at the date the Offering is consummated, the Company will have cash and cash equivalents totalling approximately $18 million. The Company intends to use these proceeds for general corporate purposes, including capital expenditures and working capital. See "Use of Proceeds."



    The Company's ongoing cash requirement will be for capital expenditures, research and product development and working capital. The Company's capital expenditures for 1995 were $18.9 million. The Company expects capital expenditures to be approximately $30 million in 1996, $19.7 million of which has been spent, and it expects that capital expenditures in 1997 will be approximately $42 million. The capital expenditures for 1996 and 1997 will be used primarily to expand the Company's manufacturing capacity and advance the Company's technical capability. The Company expects that cash from operations and the credit agreement with DCEO will be sufficient to fund capital expenditures, product development and working capital requirements. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry," "Risk Factors -- No Independent Operating History Prior to the Offering," "Risk Factors -- Recent Losses" and "-- Overview."



    The Company and DCEO have entered into a two-year credit agreement, effective as of January 1, 1996, pursuant to which DCEO has agreed, subject to certain conditions, to provide a revolving credit/ working capital facility to the Company in an aggregate amount of up to $30 million. The credit facility will serve as a back-up to cash from operations and provide financing for general capital spending and corporate purposes and ongoing working capital needs. The credit agreement contains, among other things, covenants restricting the Company's ability to incur additional debt above a certain threshold. See "Transactions and Relationship Between the Company and DuPont -- Credit Facility."



    The Company believes that its available funds following the Offering and its access to the credit facility will be sufficient to meet its cash requirements through at least fiscal 1997. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry."


OTHER MATTERS


    The Company is currently negotiating an agreement with three other companies that, if consummated, would result in the formation of a limited liability company that would develop advanced photomask fabrication technologies. The Company believes that through its participation it will be able to help meet the future technology needs of the semiconductor industry for advanced photomasks. There can be no assurance that final agreements will be executed or that, if executed, will yield results that are favorable to the Company. See "Business -- Strategy -- Advance Technological Leadership" and "Business -- Strategy -- Expand Strategic Relationships with Customers."


    Foreign operations are subject to certain risks inherent in conducting business abroad, including price and currency exchange controls, fluctuation in the relative value of currencies and restrictive governmental actions. Changes in the relative value of currencies occur from time to time and may, in certain instances, have a material effect on the Company's results of operations. The Combined Financial Statements reflect remeasurements of monetary items denominated in foreign currencies to U.S. Dollars, the Company's functional currency. Monetary assets and liabilities are remeasured at the exchange rates in effect at the end of the applicable period. Exchange gains or losses are included in Exchange (Gain) Loss in income in the period in which they occur. Non-monetary assets, which are principally inventories and plant, property and equipment, are remeasured at historical exchange rates, and income and expenses are remeasured at average exchange rates in effect during the applicable period, except for expenses related to balance sheet amounts, which are measured using historical exchange rates.

    Prior to the Offering, DuPont managed the Company's exposure to fluctuations in foreign currency exchange rates as part of its overall management of exchange rate exposure of DuPont and its subsidiaries, as a whole, and no separate hedging of the Company's foreign exchange rate exposure was undertaken.
Accordingly, the Combined Financial Statements do not reflect any hedging activities. However, following the Offering, the Company plans to independently monitor its foreign exchange rate exposure and may attempt to reduce such exposure in the future by hedging. The risks associated with foreign operations have not, to date, had a material adverse impact on the Company's liquidity and results of operations. There can, however, be no assurance that such risks will not have a material adverse impact on the Company's liquidity and results of operations in the future. See Note 17 to the Combined Financial Statements for the three years ended June 30, 1995 for geographical financial data concerning the Company's operations. See "Risk Factors -- Significant International Operations."

    The effects of inflation are experienced by the Company through increases in the cost of labor, services and raw materials. In general, these costs have been anticipated by periodic increases in the prices of its products.


DISCUSSION OF PRO FORMA



    The Pro Forma Combined Statement of Financial Position estimates the effect that the following transactions would have had on the Company's financial position had they occurred as of March 31, 1996: (i) the Offering and the use of net proceeds as described under "Use of Proceeds"; (ii) the contribution by DCEO of the remaining balance outstanding under the Master Note and certain accounts payable relating to the Master Note; and (iii) other adjustments described in the Notes to the Combined Pro Forma Financial Statements. The principal effects on the Company's financial position would have been (i) a net increase in cash and cash equivalents of $9.1 million resulting from the payment of certain dividends to DuPont and the Company's retaining a portion of the net proceeds of the Offering sufficient to ensure that it has approximately $18 million of cash and cash equivalents following the Offering; (ii) a decrease in amounts outstanding under the Master Note resulting from the use of the net proceeds from the Offering to repay $46.0 million outstanding under the Master Note;
(iii) an increase of $3.4 million in deferred income taxes arising from the fact that the Company's tax return will not be consolidated with DuPont's following the Offering; and (iv) an increase in the Owner's Net Investment/Shareholder's Equity of $123.0 million, which represents the contribution by DCEO of the remaining balance outstanding under the Master Note and certain accounts payable described above and retention by DuPont of certain payroll liabilities. See "Use of Proceeds."



    The Pro Forma Combined Statements of Operations estimate the effects that the following would have had on the Company's results of operations had they occurred as of July 1, 1994: (i) the discontinuance of DuPont's post-retirement and post-employment benefits and the replacement of DuPont's defined benefit pension plan with the Company's defined contribution pension plan; (ii) the elimination of DuPont allocated overhead expenses that are not expected to be incurred by the Company following the Offering; (iii) the cost of services to be provided by third parties or DuPont pursuant to transitional administrative services agreements with DuPont and its subsidiaries and additional employees assumed to be hired by the Company to replace those services previously provided by DuPont; and (iv) recognition of expenses relating to the Company's Stock Performance Plan. See "Management -- Compensation of DPI Employees in 1996 -- Stock Performance Plan" and "Transactions and Relationship Between the Company and DuPont -- Administrative Services Agreements." The principal effect of these adjustments would have been a decrease in costs of goods sold by, and a corresponding increase in gross profit of, $1.7 million for 1995 and $1.0 million for the nine months ended March 31, 1996. In addition, selling, general and administrative expense would have increased by $0.8 million for 1995 and $1.1 million for the nine months ended March 31, 1996, and research and development expense would have decreased by $1.5 million for 1995 and $0.8 million for the nine months ended March 31, 1996. As a result of these adjustments, operating profit would have increased by $2.7 million for 1995 and $1.1 million for the nine months ended March 31, 1996. Furthermore, because of the repayment and contribution of the Master Note as described above, interest expense would have decreased $6.9 million for 1995 and $5.0 million for the nine months ended March 31, 1996. Consequently, net income (offset by increases in provision for income taxes) would have been increased by $6.1 million for 1995 and decreased by $0.9 million for the nine months ended March 31, 1996.



    The Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of the Company would actually have been had the events described above in fact occurred on the applicable dates or to project the results of operations or financial position of the Company for any future period. See Pro Forma Combined Financial Statements appearing elsewhere in this Prospectus.

                                    BUSINESS

    Based on worldwide sales, DuPont Photomasks, Inc. is the largest U.S. photomask manufacturer and one of the two largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision microscopic images of integrated circuits and are used as masters by
semiconductor  manufacturers   to   optically   transfer   these   images   onto
semiconductor wafers. The Company develops and uses advanced technology to manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications required by semiconductor manufacturers today. Since 1991, DPI has operated globally with established manufacturing facilities in North America, Europe and Asia. The Company is the only photomask manufacturer in the world that also manufactures and markets both photoblanks and pellicles, the principal components of photomasks, facilitating the Company's ability to ensure an adequate supply of quality components. The Company sells its products to approximately 200 customers in 20 different countries. The Company believes that it is the principal merchant photomask supplier for many of its customers, including AMD, Delco/General Motors, Digital, Hyundai, LG Semicon, Lucent Technologies Inc. (formerly AT&T), Micron Technology, Motorola, National Semiconductor, Philips, Samsung, Seagate and SGS-Thomson. The Company serves its global customer base from eight ISO 9002-qualified manufacturing facilities and numerous customer service centers.

INDUSTRY BACKGROUND

    Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor processing and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications, such as computer systems, to a wide array of additional applications such as telecommunications systems, automotive products, consumer goods and industrial automation and control systems. In addition, systems users and designers have demanded semiconductors with more functionality, higher levels of performance, greater reliability and shorter design cycles, all in smaller packages at lower costs. The demand for semiconductors has also expanded geographically with the emergence of new markets, particularly in Asia. As a result, semiconductor sales have increased substantially over time, though with significant cyclical variations in growth rates. According to industry sources, worldwide semiconductor sales increased from approximately $30 billion in 1985 to over $150 billion in 1995. See "Risk Factors -- Relationship with and Dependence on Semiconductor Industry."

    The market for photomasks is primarily comprised of semiconductor manufacturers in North America, Europe and Asia. Growth in the photomask market has not always correlated with increases in semiconductor sales, since demand for photomasks is driven principally by new semiconductor designs rather than sales. While growth in semiconductor manufacturing and new semiconductor designs generated demand for new photomasks from the mid-1980's through the early
1990's, the Company believes that this underlying growth was offset by semiconductor and photomask design and manufacturing efficiencies. First, cost-effective and powerful workstations and CAD tools enabled integrated circuit designers to perfect semiconductor designs through computer simulation, thereby significantly reducing the need to produce numerous iterations of photomasks. Second, ultra-thin protective covers called pellicles began to be widely used in the mid-1980's to protect photomask surfaces from contamination, thereby prolonging the life of photomasks. Third, the need for backup photomask sets was significantly reduced by improved production cycle time that enabled lead times for replacement photomasks to fall from several days to 24 hours. See "Risk Factors -- Relationship with and Dependence on Semiconductor Industry."

    Photomask manufacturers increased production capacity significantly in the mid-1980's, failing to anticipate the offsetting effect of these efficiencies on the growing underlying demand for new photomasks. The resulting excess capacity created a competitive environment that led to depressed prices. See "Risk Factors -- Competition; Reversal of Consolidation Trend." The excess capacity was further exacerbated by the advent of reduction photolithography in the mid-1980's. Reduction photolithography, which allowed the use of photomasks with features five times larger than the image being etched onto the semiconductor wafer, resulted in a significant relaxation of photomask specifications and, consequently, extended the life of existing photomask technology and manufacturing facilities.


    Partly as a result of the excess capacity and depressed prices caused by the factors described above, the merchant photomask market in the United States and Europe began in 1985 to consolidate as a number of merchant suppliers acquired other merchant photomask manufacturers. Concurrently with this consolidation trend, semiconductor manufacturers began to divest their captive photomask operations by selling such operations to independent photomask merchants.
Consequently, the share of the market served by the remaining independent merchants has increased significantly. The Company believes that the consolidation of photomask manufacturers was primarily caused by the significant capital requirements and competitive pricing pressures of the photomask market as a whole as well as the poor financial performance of some merchant suppliers. The number of significant independent manufacturers in North America and Europe decreased from approximately 14 in the mid-1980's to five in 1994. The Company believes that, in addition to excess capacity and competitive pricing, the other cause of the divestiture trend was the emergence of reliable independent photomask manufacturers, such as the Company, enabling semiconductor manufacturers to divest or limit new investment in their photomask facilities. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry" and "-- Competition; Reversal of Consolidation Trend."


    The Company believes that in the last two years growth in demand for photomasks has resumed. According to industry sources, the total worldwide market for photomasks was approximately $1.3 billion in 1995. The photomask market in North America, Europe and non-Japan Asia is estimated to have been approximately 50% of the worldwide market over the last five years, and merchant photomask sales in these regions are estimated to have been in excess of $375 million in 1995.

    The Company believes that the impact of CAD efficiencies, mask pelliclization, reduced cycle time and reduction photolithography technology that negatively affected photomask industry growth throughout the mid-1980's and the early 1990's has largely dissipated, and consequently, prices for photomasks have stabilized. As a result, the Company expects that growth in semiconductor design activity and demand will drive current photomask industry growth without the offsetting influences that previously existed. The following factors are expected to be particularly important:

    -CUSTOMIZATION   OF   SEMICONDUCTOR   DESIGNS.      Increasing   demand  for
     semiconductors including application specific integrated circuits (ASICs), application specific standard products (ASSPs), embedded microcontrollers and a growing variety of memory products has generated demand for photomasks as each new type of semiconductor device requires additional new photomasks.

    -INCREASING  DEVICE COMPLEXITY.  As  the complexity of semiconductor devices has increased in response to continued efforts to improve the functionality of these devices through greater transistor densities and smaller feature sizes, the number of photomasks used in the manufacture of a single integrated circuit has also increased. For example, the number of photomasks typically required for the manufacture of microprocessors in 1991 was 14 as compared to 22 photomasks for the currently most advanced generation of microprocessors.

    -DECREASING  SIZE OF  SEMICONDUCTOR DESIGNS.   The  semiconductor industry's
     growth is driven by its ability to produce smaller and more powerful semiconductor chips at lower costs. Development of increasingly small design features is likely to generate increased demand for high-value, advanced photomasks that can accurately and reliably replicate intricate design features.

    -NEW  WAFER  FABRICATION  FACILITIES.    Semiconductor  manufacturers   have
     announced plans to increase investment significantly in new state-of-the-art wafer fabrication facilities and upgrades of existing facilities. New wafer fabrication facilities are likely to utilize improved lithography equipment which typically increases demand for technologically advanced photomasks.

    -PROLIFERATION OF SEMICONDUCTOR APPLICATIONS. Semiconductor devices of all types are continuing to proliferate into new products, including cellular telephones, pagers, automobiles, medical products, household appliances and other electronic consumer products. In addition, the demand for semiconductor devices from traditional markets such as personal computers is growing significantly as semiconductor content in electronic systems increases and as personal computers expand into new market segments such as home use.

    The Company believes that certain of these trends are changing the nature of the photomask industry and its importance in the semiconductor manufacturing process. Photomasks are reemerging as a critical and enabling technology in the semiconductor manufacturing process, and the photomask market is expected to experience greater growth as a result. Semiconductor design rules have recently advanced so that even "5X" reduction ratios require photomasks with submicron features. Future semiconductor devices are expected to require features below the resolution limit of existing photolithography equipment. Advanced photomask technologies such as phase shift and optical proximity correction masks can extend the optical resolution of existing photolithography equipment, thereby delaying the significant investment required for new semiconductor manufacturing equipment. In addition, as semiconductor line widths become as small as the wavelength of the illumination sources in optical lithography, the semiconductor manufacturing process becomes increasingly dependent on high-precision photomasks with tighter specifications and tolerances. Future generations of wafer lithography equipment are expected to increase the need for high precision photomasks, thereby further increasing demand for advanced photomasks that have tighter specifications. All of these changes in the semiconductor industry are increasing the already important role of photomasks and driving the need for the continuing development of advanced photomasks.

DUPONT PHOTOMASKS


    DuPont entered the photomask market in 1986 with the acquisition of Tau Laboratories, a merchant photomask supplier whose principal customers were Delco/General Motors and Motorola. From this base, DuPont embarked on a strategy to establish a global presence that would enable it to respond to the needs of multi-national semiconductor manufacturers. As part of this strategy, DuPont purchased assets of numerous captive photomask operations and acquired several merchant photomask companies. Such acquisitions include Gould AMI (1987), Master Images (1987), Motorola (1987), Symbios Logic (1988), Nanomask (1988), SGS-Thomson/Texas (1989), National Semiconductor (1990), Philips/Nijmegen
(1990),  Rexotech   (1990),  Perkin   Elmer   ALO  (1990),   Tektronix   (1991),
Philips/Hamburg (1993) and AT&T (1995). In addition, DPI constructed its own "greenfield" sites in Round Rock, Texas (1987) and Ichon, Korea (1991). The Company is currently participating in the construction of a manufacturing facility in Shanghai, China as part of a joint venture and is planning to construct a photomask manufacturing facility on a "greenfield" site near Glasgow, Scotland. The Company has established a large, worldwide manufacturing structure that can supply the needs of the leading global semiconductor manufacturers. Based on sales in North America, the Company believes that it is one of the two largest photomask suppliers in North America, and the Company believes that it is the largest photomask supplier in Europe and non-Japan Asia based on sales in such regions. See "Risk Factors -- Competition; Reversal of Consolidation Trend" and "-- Growth by Acquisition."


    DPI's photomask technology spans the full array of semiconductor requirements, including dynamic and static memory, microprocessors, microcontrollers, application specific integrated circuits (ASICs), application specific standard products (ASSPs) and analog and discrete devices. The Company also manufactures photomasks for thin film heads used in disk drives, multichip modules and flat panel displays. Customers for these products include Micromodule, Philips, Seagate and Xerox. In addition, the Company has consistently been an industry leader in developing the most advanced photomasks. In order to maintain and enhance its technological leadership, the Company has strategic relationships with key customers in developing leading edge photomasks and with leading equipment suppliers such as Etec Systems Inc. ("Etec") and KLA Instruments Corporation ("KLA") in developing equipment capable of producing such leading edge photomasks. Outside Japan, the Company believes that it is currently the principal independent supplier of leading edge photomasks, including phase shift, optical proximity correction and advanced specification photomasks. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry."

    The Company believes that it is the principal photomask supplier of many of the leading, global semiconductor manufacturers. The Company sells its products to approximately 200 customers in 20 different countries, and its customers are among the largest worldwide semiconductor and electronics manufacturers, including AMD, Delco/General Motors, Digital, Fujitsu, Hyundai, LG Semicon, Lucent Technologies (formerly AT&T), Micron Technology, Motorola, National Semiconductor, Philips, Samsung, Seagate, SGS-Thomson and Texas Instruments. The Company believes that its customers have come to rely on DPI to meet their photomask needs on a timely basis and to make mask production process improvements necessary to keep pace with their own technological advances. As a result, the Company believes that most of its primary customers view DPI as a strategic partner in the semiconductor manufacturing process. See "Risk Factors
- -- Concentration of Customers."

    The Company is the only photomask manufacturer in the world that also manufactures and markets the principal components of photomasks: photoblanks and pellicles. The Company produces and supplies between 70% and 80% of the photoblanks and the pellicles it uses to manufacture photomasks. As a result, the Company believes it has a competitive advantage because of its ability to manage the supply, quality and costs of these component materials. See "Risk Factors -- Concentration of and Dependence on Suppliers."

STRATEGY

    The Company's objective is to be the world's premier supplier of photomasks,
providing   superior  service  and  advanced  technology,  by  implementing  the following strategies.

    CAPITALIZE ON GLOBAL MANUFACTURING PRESENCE. The Company's global manufacturing presence enables it to respond to the needs of its customers, many of which have facilities located throughout the world. The Company believes that delivery of photomasks on a timely basis is important to its customers because it reduces their cycle times. Photomask suppliers that have global operations should have a competitive advantage because proximity to their customers' worldwide facilities makes rapid delivery more feasible. Since 1991, DPI has operated globally with established manufacturing facilities in North America, Europe and Asia. The Company intends to capitalize on this global strategic position by continuing to invest in each of these regions in order to expand its existing manufacturing base and participate in regional market growth.


    ADVANCE TECHNOLOGICAL LEADERSHIP. To meet the demands of leading global semiconductor manufacturers, the Company has continually invested in research and development and the advanced equipment necessary to produce leading edge photomasks. The Company intends to continue to develop leading edge photomasks and advance its technological leadership by beta testing new manufacturing equipment and developing manufacturing processes to produce the next generation of photomasks. For example, the Company's facility in Round Rock, Texas is specifically designed to pioneer the most advanced technologies at the earliest stage of development. As a result, this facility operates both as a manufacturing and research and development facility. The Company cascades technological advancements from Round Rock to its other facilities as the customers served by these facilities begin to demand these advancements. The Company's other facilities often enhance the processes that were initially developed in Round Rock and subsequently share these enhancements with all the Company's facilities, thereby enabling the Company to reduce redundancies and inconsistencies in manufacturing development. The Company also is currently negotiating an agreement with three other companies that, if consummated, would result in the formation of a limited liability company that would develop advanced photomask fabrication technologies. See "Management's Discussion and Analysis of Results of Operations -- Other Matters." DPI also intends to continue to participate in research and development projects supported by SEMATECH, JESSI and other organizations focused on advancing semiconductor technology. DPI believes that by advancing its technological leadership it will strengthen its position as a strategic partner to its primary customers. In addition, DPI believes that by manufacturing and selling advanced products, it should be able to increase sales of other types of photomasks. Typically, a set of photomasks for each semiconductor device contains one or two advanced levels, which are considered critical by the customer. The photomasks that comprise the rest of the set are typically less critical. In order to obtain proper alignment of the photomasks, however, the entire set is typically manufactured by a single supplier. As a result, DPI believes that the ability to manufacture critical levels should generate additional photomask sales.

    EXPAND STRATEGIC RELATIONSHIPS WITH CUSTOMERS. The Company has developed strategic relationships with certain of its customers, and it intends to expand these relationships by increasing its shared activities with some of the world's leading semiconductor manufacturers, including joint investment in the research and development of advanced photomasks. DPI believes that the expansion of these relationships will enable it to share the risks and benefits of developing the next generation of photomasks. In addition, relationships with customers provide the Company with valuable know-how and position it as the key supplier to these customers.

    LEVERAGE INTEGRATED POSITION. The Company is the only photomask manufacturer in the world that also manufactures photoblanks and pellicles, the principal components of photomasks. As a result, the Company believes it has a competitive advantage because of its ability to manage the supply, quality and costs of these component materials. In addition, DPI intends to use this capability to develop the advanced photoblanks and pellicles necessary for the production of the next generation of photomasks. For example, the Company is currently developing numerous component material enhancements, including embedded attenuated photoblanks and improved deep ultraviolet (DUV) pellicles, as part of an integrated effort to develop more advanced photomasks.

    PURSUE STRATEGIC RELATIONSHIPS WITH KEY SUPPLIERS. The Company believes that its strategic relationships with leading equipment suppliers help ensure that it can provide its customers with early access to the most advanced photomasks. As a result, delays between any advances in semiconductor devices and advances in photomasks can be minimized. DPI works closely with equipment suppliers, including Etec and KLA, and with materials suppliers, in some cases under the auspices of Sematech. For example, the Company regularly beta tests new pattern generation and inspection equipment, providing it with "time-to-market" advantages.

PRODUCTS AND TECHNOLOGY

    PHOTOMASKS. Photomasks are high-purity quartz or glass plates containing precision, microscopic images of integrated circuits that are used as masters (equivalent to "negatives" in a photographic process) to optically transfer such microscopic images of circuit patterns onto semiconductor wafers during the fabrication of semiconductor integrated circuits and discrete devices. In producing a semiconductor, a photomask is usually placed in a photolithography tool, called a stepper, to make numerous reproductions of the pattern image on semiconductor wafers. This reproduction is typically accomplished by transferring light through the photomask onto a photoresist that was spin-coated onto the surface of the semiconductor wafer. The areas of the photoresist that have been exposed to light are then dissolved by chemical developers and subjected to further processing, such as etching, ion implantation and metal deposition. Successive steps of lithography, deposition and processing gradually create the multiple layers of conducting, semiconducting and insulating patterns that make up the millions of transistors found in a modern semiconductor device.


           [Diagram of use of photomask in semiconductor lithography]

    Photomasks are manufactured by the Company in accordance with semiconductor design data provided on a confidential basis by its customers. The final design of each integrated circuit results in a set of precise individual circuit patterns to be imaged onto a series of typically 10 to 22 separate photomask levels. The complete set of patterned photomasks is required to manufacture the customer's integrated circuit design. Upon receipt of a customer's circuit design, the Company converts the design to pattern data, which are used to control an electron or laser beam that exposes the circuit pattern onto a thin layer of photosensitive polymer, called a photoresist, covering the opaque chrome layer of the photoblank. The exposed areas are dissolved by chemical developers, and the thin chrome layer of the photoblank is etched to replicate the customer design pattern on the photomask. Subsequently, the photomask is inspected for defects, its critical dimensions are confirmed and any defects are repaired. Pellicles are then mounted onto the masks, and the masks are delivered to the customer.


            [Flow chart of typical photomask manufacturing process]


    The Company manufactures a broad range of photomasks for varying customer applications, including applications requiring the use of leading edge photomasks. The Company produces 4" by 4" through 7" by 7" photomasks at reduction ratios ranging from 1:1 to 10:1, which can be used on 1:1 projection aligners and steppers, 5:1 reduction steppers and 4:1 step and scan systems. The Company's products are compatible with nearly all semiconductor lithography technologies, ranging from G-Line and I-Line to DUV lithography, which is expected by the Company to become the principal advanced lithography technology during the next decade. The Company manufactures these products using multiple production techniques, including electron beam and laser exposure as well as lower cost optical exposure techniques.

    The Company has developed advanced photomask products for customers using leading edge lithography technologies in three categories: (i) masks with extremely tight specifications, (ii) phase shift masks and (iii) masks with optical proximity correction. Advanced specification photomasks permit the customer to use a  variety  of  lithography  technologies  since  the  high  quality  and  tight tolerances of the photomask permit greater flexibility in the semiconductor manufacturing process. Phase shift mask and masks with optical proximity correction typically require extremely tight specifications coupled with additional unique characteristics. Phase shift masks are photomasks that alter the phase of the light passing through the photomask permitting improved depth of focus and resolution on the wafer. Optical proximity correction masks are photomasks with submicron features that help minimize optical distortions on the wafer and therefore permit improved image fidelity. The demand for these products has grown during the past two years as customers search for cost effective, less capital intensive methods for improving current semiconductor fabrication yields and shrinking feature sizes. All three of these product categories provide opportunities for semiconductor manufacturers to produce more advanced products with existing lithography equipment. Therefore, these advanced photomasks are expected by the Company to enable semiconductor manufacturers to delay significant capital investment in new generation steppers. The Company estimates that sales of these three product categories was less than 15% of the Company's total sales for fiscal 1995, but the Company expects that sales of these products will increase. The Company's current product offerings are as follows:


                [Chart showing the Company's photomask products]


    PHOTOBLANKS AND PELLICLES. Photomasks are manufactured from photoblanks, which are highly polished quartz or glass plates coated with ultra-thin layers of chrome and photoresist. The photomask is protected from particle contamination by an ultra-thin, frame-mounted transparent film, called a pellicle. The pellicle when mounted on the photomask creates a sealed contamination-free environment for the photomask pattern. Because the Company is the only photomask manufacturer that also manufactures and markets both photoblanks and pellicles, it believes that it has a competitive advantage in managing the supply, quality and cost of its principal component materials. Photoblanks and pellicles constitute approximately 80% of the materials costs associated with photomask production. Between 70% and 80% of the Company's demand for these critical components is internally supplied. Photoblanks and pellicles are also sold to customers that include Fujitsu, Intel, Motorola and Siemens AG. The Company is currently one of the major quartz photoblank suppliers worldwide, and it believes that it is the only commercial supplier of quartz photoblanks outside Japan. The Company believes that it is also one of the three largest pellicle suppliers worldwide. In 1992, DPI transferred pellicle production from its Poughkeepsie, New York facility, where photoblanks are manufactured, to a new manufacturing facility in Danbury, Connecticut in order to better meet the quality requirements for future product generations.

    The production of photoblanks requires ultra pure chrome deposition on highly polished and extremely flat quartz or glass substrates. The Company purchases virgin quartz substrates primarily from Shin Etsu Handotai Co., which is the world's largest producer of these substrates. In addition, the Company recycles quartz substrates which have been repolished in order to reduce cost and dependence on external suppliers. The Company acquires between 20% and 30% of the photoblanks it uses to manufacture photomasks from Hoya Corp. and others that serve as a backup to the Company's own production. The quality and properties of photoblanks strongly affect the yield and quality of photomasks. The Company's research and development of photoblanks is focused on the optimum balance of properties among the quartz substrate, the chrome layer and the resist layer and on contamination-free manufacturing techniques in order to achieve the characteristics that are needed for the manufacture of advanced photomasks. This work has resulted in two patents, including one for an attenuated embedded shifter blank, and a third patent is pending. See "Risk Factors -- Concentration of and Dependence on Suppliers."

    Pellicles are produced from nitrocellulose or other polymer solutions that the Company prepares or purchases. The ultra thin film is typically precision coated with an anti-reflective layer to improve optical performance characteristics. Material properties and manufacturing conditions are carefully tuned to match the pellicle's light transmission properties with the requirements of the specific semiconductor lithography application. The Company has introduced proprietary pellicle films that are specifically designed to withstand the powerful DUV radiation found in the emerging generation of advanced steppers. In addition, the Company is developing contamination resistant features for the pellicle frame assembly. The Company holds five patents covering various aspects of pellicle technology, with two patents pending. To assure a backup supply, the Company purchases approximately 20% to 30% of the pellicles it uses to manufacture photomasks from several other suppliers.

GLOBAL MANUFACTURING AND OPERATIONS

    In order to meet the increasing global demand for their products, original equipment manufacturers (OEMs) are constructing new factories throughout the world. Semiconductor manufacturers are similarly building wafer fabrication facilities located near their OEM customers. Semiconductors produced at these facilities are designed either locally or at separate design centers, which are sometimes located on different continents. The Company believes that global semiconductor manufacturers prefer photomask suppliers that can accept orders and manufacture photomasks in close proximity to their facilities in order to ensure a more stable and dependable photomask supply. This preference creates a competitive advantage for photomask companies that have global manufacturing facilities as well as a telecommunications network capable of rapidly and securely transmitting semiconductor design data. See "Risk Factors -- Competition; Reversal of Consolidation Trend."

    Since 1991, DPI has operated globally with established manufacturing facilities in North America, Europe and Asia. In North America, the Company operates photomask manufacturing facilities in Round Rock, Texas; Santa Clara, California; and Kokomo, Indiana. In Europe, the Company's manufacturing facilities are located in Rousset, France and Hamburg, Germany, and it is planning to construct a third photomask manufacturing facility on a "greenfield" site near Glasgow, Scotland. In Asia, the Company currently operates a manufacturing facility in Ichon, Korea and is participating in the construction of a facility with its joint venture partner in Shanghai, China. The Company believes that its global presence is important for meeting the supply needs of multi-national customers as it facilitates the Company's ability to supply quality products to its customers' worldwide locations on a timely basis. Close proximity to customers is important because of rapid delivery requirements and the need for frequent personal interactions. As a result, each manufacturing facility primarily supplies local semiconductor manufacturers. Moreover, each of the Company's manufacturing facilities is connected by a data transmission network, which allows these facilities to transfer confidential customer design data and manufacturing instructions rapidly and coordinate manufacturing responsibility with the Company's other facilities. By being able to transfer information throughout the world with this network, the Company is able to optimize capacity utilization, thereby lowering production costs while providing effective customer service on a local level. In addition, a trend is developing whereby semiconductor manufacturers in certain regions are beginning to specialize in certain technologies. For example, semiconductor manufacturers in Korea are rapidly assuming global leadership in

DRAMS. Because of its global network, the Company believes that it is well positioned to flexibly manage its capacity, enabling it to use all its manufacturing facilities in order to take advantage of regional opportunities. See "Risk Factors -- Significant International Operations."

    Approximately 26% of the Company's sales in fiscal 1995 were in Europe where the Company believes that it is the largest photomask supplier. Through its manufacturing facilities in Germany and France, the Company supplies photomasks to the major European semiconductor manufacturers, including Alcatel-Mietec, Atmel/ES(2), Austria Mikrosysteme International AG, Motorola, National Semiconductor, Philips, SGS-Thomson, TEMIC and Texas Instruments. In addition, through its planned facility in Glasgow, Scotland, the Company will be able to serve numerous semiconductor customers of DPI that have established, or are planning to establish, manufacturing operations in the United Kingdom and the Republic of Ireland. In addition, this facility will also serve customers in other European countries.

    The Company's photomask sales in Asia have grown significantly. Sales in Asia grew approximately 69% from fiscal 1993 to fiscal 1995. The Company supplies photomasks to semiconductor manufacturers principally in Korea, including Daewoo, Hyundai, LG Semicon and Samsung through its facility in Ichon, Korea. This facility also serves customers located in Japan, Hong Kong, Taiwan and Singapore. In addition, the Company is expanding its Asian operations to China. As part of a joint venture, the Company is participating in the construction of a manufacturing facility, which it expects will begin producing photomasks in fiscal 1997. The Company is a majority owner of this joint venture, and upon completion, this facility will be the first local facility capable of meeting the high-end photomask needs of semiconductor manufacturers in China.

    The photomask market in Japan is estimated to have been approximately 50% of the worldwide market over the last five years. The Japanese market is predominantly served by captive Japanese suppliers and three significant local independent suppliers. The Company is beginning to serve semiconductor manufacturers in Japan through its facility in Ichon, Korea.

    In 1988, the Company formed a partnership, DuPont Dai Nippon Engineering ("DDE"), with DNP, Japan's largest photomask manufacturer. DDE supplies certain Japanese semiconductor manufacturers' facilities in the United States, including Matsushita Ltd., NEC Corp., Sony and Toshiba with photomasks produced at the Company's facilities in the United States.

    The Company's management is committed to the highest quality standards for its products, a standard maintained in part by continuous improvements to its production processes and upgrades to its manufacturing equipment. Each of the Company's manufacturing sites is ISO-9002 qualified. The Company manufactures photomasks in clean rooms designed to provide a contamination-free, temperature and humidity controlled environment. These clean rooms are similar to those used in the manufacture of semiconductors. The Company's historical emphasis on product research and development has carried over to process technology and has resulted in the development of world class production facilities equipped with state-of-the-art manufacturing equipment. The Company believes that it has the world's largest installed base of photomask equipment. It operates some of the most advanced types of equipment currently available, including an ALTA-Registered Trademark- laser pattern generator from Etec as well as 301/331 Series and Starlight-Registered Trademark- inspection equipment from KLA. See "Risk Factors -- Manufacturing Risks."

CUSTOMERS

    The Company is the principal photomask supplier of many of the leading, global semiconductor manufacturers. The Company believes that its customers have come to rely on DPI to meet their photomask needs on a timely basis and to make mask production process improvements necessary to keep pace with their own technological advances. As a result, the Company believes that most of its primary customers view DPI as a strategic partner in the semiconductor manufacturing process. The following table lists the Company's current primary customers.


Alcatel-Mietec                         Maxim
AMD*                                   Micron Technology*
AMI*                                   Motorola*
Atmel/ES(2)                            National Semiconductor*
Delco/General Motors*                  Philips*
Digital*                               Samsung*
Hexfet/IRC*                            Seagate*
Hyundai*                               SGS-Thomson*
Intel                                  Symbios Logic
LG Semicon*                            Texas Instruments
LSI Logic                              VLSI Technology
Lucent Technologies (formerly AT&T)*

- ------------------------
*The Company believes it is the principal merchant photomask supplier for these customers.


    In fiscal 1995, the Company's four largest customers, in the aggregate, accounted for approximately 41% of the Company's sales, and the Company's largest 10 customers, in the aggregate, accounted for approximately 66% of sales. The customers listed in the table above accounted for, in the aggregate, approximately 80% of sales in fiscal 1995. See "Risk Factors -- Concentration of Customers" and Note 4 to the Combined Financial Statements.


    The Company has entered into multi-year, non-exclusive supply agreements with some of its customers, including Lucent Technologies (formerly AT&T), Motorola, Philips and SGS-Thomson. Each agreement is separately negotiated and therefore specific terms vary.

WORLDWIDE SALES AND SUPPORT

    Because each photomask is unique, the Company works closely with each customer to define and communicate precisely the specifications required by the customer. The Company sells and services its products in North America, Europe and non-Japan Asia principally through its own employees based at its eight manufacturing sites throughout the world and the facility in Shanghai, China, which is currently under construction. The Company has sales and service employees located in Agrate, Italy; Austin, Texas; Beaverton, Oregon; Dallas, Texas; Edinburgh, Scotland; Fort Collins, Colorado; Lille, France; Munich, Germany; Orange, California; and Phoenix, Arizona. In addition, the Company uses DuPont distributors in Taipei, Taiwan and Tokyo, Japan.

    DPI has established customer service centers inside several of its customers' design centers and wafer fabrication facilities, including SGS-Thomson (Agrate, Italy and Dallas, Texas); Maxim (Beaverton, Oregon); and Texas Instruments (Dallas, Texas). DPI employees located at these centers routinely interact with customer engineers to improve the accuracy of the customers' design data and documentation and ensure that the customers' order receives the appropriate priority at the manufacturing facility and that routine problems are resolved promptly. The Company believes that these centers located in customers' facilities reduce errors and returns and improve on time delivery, each of which improves customer satisfaction.

COMPETITION

    The photomask industry is highly competitive, and most of the Company's customers utilize more than one photomask supplier. Because of its global presence, the Company competes with different independent manufacturers in each local geographic region in which it operates. The Company believes that it is one of the two largest photomask suppliers in North America and that it is the largest photomask supplier in Europe and non-Japan Asia. In North America, the Company competes primarily with Photronics and, to a lesser extent, with other smaller independent photomask suppliers. In Europe, the Company competes primarily with Compugraphics and Photronics, and in Asia, the Company primarily competes with DNP, Hoya Corp., Taiwan Mask Corporation and Toppan. The Company expects that some of its competitors will expand operations to international markets in order to better meet the needs of international customers and take advantage of new growth opportunities. For example, Photronics has, among other undertakings, made certain acquisitions in Europe and has announced that it plans to construct a manufacturing facility in Singapore. The Company expects to face continued competition from these and other suppliers in the future, including P.K. Ltd. (formerly Anam S&T Co. Ltd.) in Korea. See "Risk Factors -- Competition; Reversal of Consolidation Trend."

    Captive operations served approximately 45% of the total worldwide photomask market during 1995. The Company competes with a limited number of captive operations when such operations sell excess capacity on the open market. Beginning in the mid-1980s, a trend developed toward the divestiture or closing of captive photomask operations by semiconductor manufacturers. As photomasks continue to reemerge as a critical and enabling technology in the semiconductor manufacturing process, semiconductor manufacturers may form new captive operations to ensure that their photomask needs are met, particularly for advanced and leading edge photomasks. The Company believes that its ability to develop the most advanced photomasks provides a more cost effective alternative to the formation of captive operations, which require significant capital investments and operating costs to develop the requisite manufacturing expertise. See "Risk Factors -- Competition; Reversal of Consolidation Trend."

    On time delivery of defect-free photomasks at competitive prices historically has been the important competitive factor in the industry. The Company believes that with the increasing importance of leading edge photomask technology in the semiconductor manufacturing process, the ability to manufacture these advanced photomasks will also be an important competitive factor. See "-- Industry Background."

RESEARCH AND DEVELOPMENT

    The photomask industry has been and is expected to continue to be characterized by rapid technological change. In order to remain competitive, the Company expects that it will be required to continually anticipate, respond to and utilize changing technologies. The Company has historically made significant investments in research and development in order to maintain its technological leadership. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry."


    The Company intends to continue to invest in research and development in order to ensure its technological leadership. The Company is focusing its research and development in three areas: (i) the enhancement of existing products by improving manufacturing techniques and technologies; (ii) the development of leading edge photomask products such as phase shift masks, masks with optical proximity correction and advanced specification masks; and (iii) the development of advanced materials needed for the manufacture of leading edge photomasks. In addition, the Company is currently negotiating an agreement with three other companies that, if consummated, would result in the formation of a limited liability company that would develop advanced photomask fabrication technologies. See "Management's Discussion and Analysis of Results of Operations
- -- Other Matters."


    The Company is enhancing its existing products through worldwide integrated engineering, capital investment for improved capability and beta testing of leading edge equipment. Product enhancements in the past led to the development of technology currently used to produce photomasks compatible with 0.5 micron semiconductor lithography. This technology is providing the platform for the development of manufacturing technologies consistent with 0.35 micron semiconductor lithography at high yields and rapid cycle time. The Company has been a leader in the development of leading edge photomask products, such as phase shift, optical proximity and advanced specification masks. In addition to its internal development efforts, the Company has participated in several development programs supported by SEMATECH in the United States and JESSI in Europe with respect to advanced products. The Company's research and development of photomask component materials is also responding to the technology demands of semiconductor manufacturers through the development of improved materials needed to produce advanced photomasks. Recent examples of such materials developments include low stress chrome blanks, pellicles with contamination-control features and attenuated embedded chrome blanks for phase shift masks. See "-- Products and Technology."

    The Company has established a research and development group that consists of highly trained and experienced personnel who focus on research and development issues. The capabilities of this group have been augmented by its access to DuPont's corporate science and engineering resources. There are certain elements of DuPont's material science expertise and its analytical capabilities that are relevant to photomask research and development. Following the Offering, the Company will continue to have access to DuPont's corporate science and engineering for a period of five years pursuant to a research, development and consulting agreement between the Company and DuPont, which will provide the Company with a supplement to its core research and development program. See "Transactions and Relationship between the Company and DuPont -- Research, Development and Consulting Agreement."



    An alternative to photomask lithography is direct-write lithography, which writes the circuit pattern directly onto the semiconductor wafer without the use of a photomask. The direct-write method generates patterns onto a wafer slowly and therefore is not currently useful for high-volume, commercial device manufacturing. A significant advance in this technology, however, would have a material adverse effect on the Company's business and results of operations. See "Risk Factors -- Rapid Technological Change; Capital Intensive Industry."


INTELLECTUAL PROPERTY

    Much of the Company's proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. Certain aspects of the Company's photoblanks and pellicles technologies are, however, protected by ten patents or patent applications. They include product patents for certain types of attenuated, embedded phase shift blanks and DUV pellicles. While the Company considers its patents to be valuable assets, it does not believe that its competitive position is dependent on patent protection or that its operations are dependent on any individual patent. The Company believes instead that the success of its business depends primarily on its ability to maintain lead time in developing its proprietary technology, information and processes and know-how. Nevertheless, the Company attempts to protect its intellectual property rights with respect to its products and manufacturing processes through patents, trademarks and trade secrets when appropriate as part of its ongoing research, development and manufacturing activities. The Company also relies on non-disclosure agreements with employees and vendors to protect its proprietary processes.

    There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar processes. In addition, there can be no assurance that third parties will not claim that the Company's current or future products infringe on their proprietary rights. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into licensing agreements. Such agreements, if required, may not be available on terms acceptable to the Company or at all. See "Risk Factors -- Proprietary Information and Intellectual Property."

EMPLOYEES


    As of March 31, 1996, the Company had approximately 1,100 employees worldwide, of whom approximately 10% have engineering or technical degrees, including Ph.D. degrees. The Company had, as of March 31, 1996, approximately 110 sales, marketing and customer support employees. The Company believes that it has a good relationship with its employees. There can be no assurance that the Company can retain its key managerial, engineering and technical employees or that it can attract similar additional employees in the future. See "Risk Factors -- Dependence on Management and Technical Personnel."


    The Company has no employees who are represented by a union. The Company's German subsidiary, however, is subject to German law, which binds it, as a member of a selected industry group, to agreements reached by industry management and employee representatives.

LEGAL PROCEEDINGS

    The Company is not currently involved in any material legal proceedings.

ENVIRONMENTAL MATTERS

    The operations of the Company and its ownership of real property are subject to federal, state, local and foreign environmental laws and regulations that govern, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes.

Compliance with such laws and regulations requires the Company to incur capital expenditures and operating costs in connection with its ongoing operations. In addition, such laws and regulations may impose liabilities on owners and operators of businesses and real property without regard to fault and may be joint and several with other parties. The Company estimates that capital expenditures relating to environmental matters will be approximately $260,000 in each of fiscal 1996, 1997 and 1998. In addition, the Company expects to incur expenses relating to environmental matters of approximately $1 million in each of fiscal 1996, 1997 and 1998. More stringent environmental laws and regulations may be enacted in the future, which may require the Company to expend additional amounts on environmental compliance or may require modifications in the Company's operations. Although the Company is unable to predict the extent of its future liability with respect to any environmental matters, the Company believes, based upon current information, that environmental liabilities will not be material to its financial condition or results of operations. See "Risk Factors -- Environmental Matters." With respect to any environmental contamination present on the Company's manufacturing sites at the time of the Offering or present at any such site as a result of the Company's manufacturing operations due to the generation, use, treatment, storage, or disposal of hazardous waste or hazardous materials prior to the date of the Offering, the Company will be indemnified by DuPont pursuant to an agreement between DuPont and the Company effective the date of the Offering. The Company will be solely responsible for any environmental liabilities resulting from its operations following the consummation of the Offering. See "Transactions and Relationship Between the Company and DuPont -- Environmental Indemnification Agreement."


FACILITIES


    The Company conducts manufacturing operations throughout the world. Each of these operations is ISO-9002 qualified. The table below presents certain information (as of March 31, 1996) relating to the Company's principal manufacturing and support facilities.


LOCATION                                                FLOOR SPACE SQUARE FEET  TYPE OF INTEREST     PRODUCTS
- ------------------------------------------------------  -----------------------  ----------------  --------------
NORTH AMERICA
  Round Rock, Texas...................................          54,000                Owned          Photomasks
  Santa Clara, California.............................          38,000                Leased         Photomasks
  Kokomo, Indiana.....................................          42,000                Owned          Photomasks
  Poughkeepsie, New York..............................          23,000                Owned         Photoblanks
  Danbury, Connecticut................................          55,000                Owned          Pellicles
EUROPE
  Rousset, France.....................................          24,000                Leased         Photomasks
  Hamburg, Germany....................................          22,000                Leased         Photomasks
ASIA
  Ichon, Korea........................................          102,000               Owned          Photomasks
  Shanghai, China.....................................   (under construction)     Jointly Owned      Photomasks


    The facility in Round Rock, Texas not only operates as a manufacturing facility but also is the Company's primary research and development center. The Company owns most of the manufacturing equipment at its facilities. The executive offices of the Company are located at 100 Texas Avenue, Round Rock, Texas 78664, and its telephone number is (512) 244-0024.


    The Company is the majority owner of the joint venture that owns the facility in Shanghai, China, which is currently under construction. The Company expects that this facility will be completed and operational in fiscal 1997. In addition, the Company is planning to construct a photomask manufacturing facility on a "greenfield" site near Glasgow, Scotland.


    Facilities and property located in Santa Clara and Hamburg are leased under leases that expire in March 1997 and October 2022, respectively. The facility at Rousset is leased under a lease that expires in April 1998 at which point the Company has an option to take ownership of the facility upon payment of taxes and expenses relating to the conveyance. The Company's Santa Clara facility is in a seismically active area. Although the Company plans to obtain business interruption insurance, a major catastrophe (such as an earthquake or other natural disaster) at any of its sites could result in a prolonged interruption of the

Company's North American business. The Company is currently negotiating an extension of the lease covering the facilities and property located in Santa Clara and anticipates reaching an agreement with respect to such lease extension prior to the termination of the present lease. There can be no assurance, however, that the Company will obtain an extension of the current lease. In the event that the Company is required to move its equipment from the facilities at Santa Clara, the costs associated with such a move would likely be significant.


    The  Company  also  maintains  customer  service  data  centers  in   leased
facilities in Beaverton, Oregon and Dallas, Texas.

    The Company believes that its facilities are adequate and suitable for their respective uses.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The following table sets forth the name, age (as of March 31, 1996) and position with the Company of each person who is an executive officer or director of DPI.



           NAME                 AGE                                POSITION WITH DPI
- --------------------------      ---      ---------------------------------------------------------------------
J. Michael Hardinger                49   Chairman of the Board and Chief Executive Officer
Preston M. Adcox                    52   President and Chief Operating Officer
Gerard Cognie                       51   Executive Vice President -- European Operations
David S. Gino                       38   Executive Vice President -- Finance and Chief Financial Officer
Van H. Leichliter                   51   Executive Vice President -- General Counsel and Secretary
Kenneth A. Rygler                   52   Executive Vice President -- Marketing and Sales
John L. Doyle                       64   Director
John C. Hodgson                     52   Director
Charles O. Holliday, Jr.            47   Director
Peter G. Kehoe                      52   Director
Gary W. Pankonien                   45   Director
John C. Sargent                     57   Director
Marshall C. Turner                  54   Director
Susan A. Vladuchick                 48   Director


    J. MICHAEL HARDINGER. Mr. Hardinger is Chairman of the Board of Directors and Chief Executive Officer of the Company, positions he assumed as a part of the global realignment of the photomask business. He joined DuPont in 1970 and has served in a number of management positions with DuPont, including Vice President and General Manager of DuPont's Acrylics and Consumer Products Business from 1990 until 1993. He was Vice President -- DuPont Corporate Sourcing prior to assuming his position with the Company.

    PRESTON M. ADCOX. Mr. Adcox is President and Chief Operating Officer of the Company. He joined DuPont in 1967 and has held a number of manufacturing and technology management positions including Business Director of DuPont's high performance films business from 1982 to 1988. He became a Managing Director in DuPont's Semiconductor Materials Business in 1988 and has had global responsibility for DuPont's Photomask Business since that time. He was a member of the Board of Directors of Etec Systems Inc. from 1990 to early 1995. Since 1988, he has served on the Board of Directors of Semi-Sematech, an organization representing U.S. equipment and material suppliers to the semiconductor manufacturing industry.

    GERARD COGNIE. Mr. Cognie is Executive Vice President -- European Operations of the Company. He joined DuPont in 1968 and since 1988 has served as the Director of Photomask Europe and the Chairman of the Board of DuPont Photomask (France). He has also served as the Director of Electronics for DuPont France since 1985.

    DAVID S. GINO.   Mr.  Gino is Executive  Vice President,  Finance and  Chief
Financial Officer of the Company. He joined DuPont in 1987 after serving as Chief Financial Officer and Controller of Master Images, Inc. until it was acquired by DuPont in 1987. He has held a number of financial and business management positions with DuPont's semiconductor materials, imaging systems and printing and publishing businesses. He was the North American Business Manager
- -- Pressroom Systems for DuPont's Printing and Publishing Business immediately prior to rejoining the Company in August 1995 as a part of the global realignment of the photomask business.

    VAN H. LEICHLITER. Mr. Leichliter is Executive Vice President and General Counsel of the Company. He also serves as Corporate Secretary. He joined DuPont in 1970 as a commercial lawyer and served as Vice President and General Counsel of DuPont's Endo Laboratories subsidiary from 1978 until 1983. Since then he has held a number of legal advisory positions with DuPont including most recently serving as Senior Counsel to DuPont's Fibers Business.

    KENNETH A. RYGLER. Mr. Rygler is Executive Vice President -- Marketing and Sales of the Company. He joined DuPont in 1964 and held numerous sales and management positions in DuPont's Fabrics and Finishes Department. He held a number of marketing, sales, planning and business development management positions in DuPont's Electronic Materials Strategic Business Unit from 1985 to 1991, when he became the Company's Vice President for Marketing and Sales. Mr. Rygler's involvement in the electronics industry began in 1969.

    JOHN L. DOYLE. Mr. Doyle is a private consultant, having retired from the Hewlett-Packard Company in 1991. At the time of his retirement, he was Executive Vice President, Business Development with responsibility for Hewlett-Packard's integrated circuit facilities as well as acquisitions, mergers, planning, corporate purchasing, manufacturing and engineering. He was also a member of the Executive Committee. Mr. Doyle was Co-Chief Executive Officer of Hexcel Corp. from July 1993 to December 1993. Hexcel Corp. filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in December 1993. He is currently a director of Xilinx, Inc., Analog Devices, Inc. and Silicon Valley Research. He became a director of the Company in April 1996.

    JOHN C. HODGSON. Mr. Hodgson is the Managing Director/General Manager of the Electronic Materials Strategic Business Unit of DuPont, a position he assumed in 1994. He has been with DuPont for 29 years and has served in a variety of management positions in the X-Ray, Electronics and Diagnostic businesses in the United States and in Geneva, Switzerland. In 1991, Mr. Hodgson became the Business Director of Microcircuit and Component Materials for North America, and from 1993 until assuming his current position, he served as Managing Director of Microcircuit and Component Materials, worldwide, and Electronic Materials, Americas. He became a director of the Company in April 1996.

    CHARLES O. HOLLIDAY, JR. Since October 1995, Mr. Holliday has been a member of the Office of the Chief Executive of DuPont and an Executive Vice President with global responsibility for Electronic Materials, White Pigments & Mineral Products, Nonwovens, Advanced Fibers Systems, Printing and Publishing, Polymers and Industrial Packaging and Agricultural Products. He is also Chairman of DuPont Asia Pacific. Since joining DuPont in 1970 as an engineer at the Old Hickory, Tennessee Fibers plant, he has held a variety of management positions in a number of DuPont's businesses. He became President -- Asia Pacific in 1990 and was made Senior Vice President -- DuPont Electronics in 1992. He became a director of the Company in April 1996.

    PETER G. KEHOE. Mr. Kehoe is a DuPont Business Director who, since June 1995, has had responsibility for the initial public offering of the photomasks business. From 1988 until his current assignment, he was a Business Director in the Advanced Fiber Systems Strategic Business Unit with global responsibility for, at various times, Kevlar-Registered Trademark-, Nomex-Registered Trademark- and Teflon-Registered Trademark-. He joined DuPont in 1973 as a Research Engineer, and since then he has held a wide variety of technology, manufacturing and business management responsibilities in DuPont's Chemicals and Fibers businesses. He became a director of the Company in December 1995.

    GARY W. PANKONIEN. Mr. Pankonien is the Chairman and Chief Executive Officer of DarkHorse Systems, Inc. and 1st Tech Corporation. Both companies engage in computer engineering design and manufacturing activities. Prior to starting 1st Tech Corporation, he spent seven years at Compaq Computer Corporation where he served as the Notebook Computer Design and Operations Manager for three years. He co-developed and currently holds the patent for the first notebook computer as well as several other patents. Mr. Pankonien has twenty years of management experience in the electronics industry and has extensive experience in off-shore operations. He became a director of the Company in April 1996.

    JOHN C. SARGENT. Mr. Sargent is the Vice President and Treasurer of DuPont. He joined the Treasury Department of Conoco in 1964 and worked in a number of financial management positions with Conoco both in the United States and Europe. He became Vice President and Treasurer of Conoco in 1981 and also served as Assistant Treasurer and Director of the Treasury Division of DuPont after Conoco was acquired by DuPont in 1982. He assumed his present position at DuPont in 1992. He became a director of the Company in December 1995.

    MARSHALL C. TURNER. Mr. Turner is a venture capital investor and consultant specializing in technology companies. He is General Partner of Taylor & Turner Associates, Ltd., Principal of Turner Venture Associates and a director of Alliance Technology Fund, Inc., Remanco International, Inc., the Public Broadcasting Service and the George Lucas Educational Foundation. From 1983 until 1995, he was a director of six privately held technology companies, in which Taylor & Turner was an investor, and from 1987 to 1992, he served as a director and two years as Chairman of the Corporation For Public Broadcasting. He has taught entrepreneurial management as an adjunct faculty member at the Stanford University School of Engineering. Mr. Turner became a director in April 1996.

    SUSAN A. VLADUCHICK. Since March 1995, Ms. Vladuchick has been the Director of Human Development, Staffing and Personnel Relations at DuPont. She joined DuPont as a chemist in 1969 and has worked in research and development, human resources and manufacturing during the course of her career. In 1989, she became Plant Manager of the Cape Fear fibers plant, a position she held until 1992 when she became the Director of Manufacturing for Specialty Chemicals. From 1993 until 1995 she served as the Director of Operations for Medical Products. She became a director of the Company in April 1996.

BOARD OF DIRECTORS

    The Bylaws of the Company (the "Bylaws") provide for a Board of Directors of not less than one nor more than fifteen directors, with the current number set at nine. Each member of the Board of Directors holds office until the expiration of his or her term and until his or her successor is elected and qualified. Vacancies on the Board of Directors may be filled by the majority vote of directors then in office or by a sole remaining director. The members of the Board of Directors were elected by DCEO.

    Directors who are officers of the Company receive no additional compensation for serving on the Board of Directors. Non-employee Directors who are not affiliated with DuPont will receive an annual fee of $20,000.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    The purpose of the Non-Employee Directors' Stock Option Plan (the "Directors' Plan") is to allow the Company to recruit and retain qualified outside directors to serve on the Company's Board of Directors. Under the Directors' Plan, each director who is not an employee of the Company or any of its subsidiaries (and who is not precluded by his or her employer from receiving such grant) will receive a one-time grant of options to purchase 10,000 shares of the Company's Common Stock upon the later of first joining the Board of Directors or the consummation of the Offering (the "IPO Date"). Thereafter, each non-employee director will receive, during his or her tenure as a director, an annual grant of options covering 3,000 shares as of the first day of the month following the annual meeting of stockholders of the Company. Directors who are first elected to the Board within the 60 day period immediately preceding an annual meeting of stockholders and who at the time of their election received the one-time grant of options to purchase 10,000 shares described above, will not, under the terms of the Plan, receive an additional grant of 3,000 shares as of the first of the month following such annual meeting. Upon exercise of an option, payments of the purchase price for the stock subject to the exercise will be made in cash. Under the terms of the Directors' Plan, no more than 25% of the total number of shares of stock granted under option may become exercisable in any given year following the grant. Currently, 250,000 shares have been reserved for issuance under the Directors' Plan. Each of John L. Doyle, Gary W. Pankonien and Marshall C. Turner are expected to be granted options to purchase 10,000 shares of Common Stock under this Plan effective upon the IPO Date at an exercise price per share equal to the initial public offering price of Common Stock sold in the Offering. Stock options granted under the Directors' Plan following the Offering will be exercisable at a price per share equal to the average of the high and low sale prices of the Common Stock, as quoted on the NASDAQ National Market, on the date of the grant.

AUDIT COMMITTEE


    The Audit Committee of the Board of Directors will meet with the independent public accountants to discuss the scope and results of their examination of the books and records of the Company. It will also meet with the Company's independent public accountants to review the internal audit department's activities, if and when established, and to discuss the adequacy of the Company's accounting and control systems. The committee also will review the audit schedule and consider any issues raised by its members, the independent public accountants, the internal audit staff, the legal staff or management. Each year it will recommend to the full Board of Directors the name of an accounting firm to audit the financial statements of the Company. No member of the Audit Committee may be an employee or officer of the Company or any of its subsidiaries. The Audit Committee consists of John L. Doyle, who serves as chairman of the committee, Marshall C. Turner and John C. Sargent.


COMPENSATION COMMITTEE


    The Compensation Committee will review and approve the corporate organization structure, review performance of corporate officers, establish overall employee compensation policies and recommend to the Board of Directors major compensation programs. The committee also will review and approve compensation of directors and corporate officers, including salary, bonus awards and stock option and restricted stock award grants and administer the Company's employee stock option and incentive plan and bonus plan. No member of the Compensation Committee may be an employee or officer of the Company or any of its subsidiaries. The Compensation Committee consists of Charles O. Holliday, Jr., who serves as chairman of the committee, Gary W. Pankonien, Marshall C. Turner and Susan A. Vladuchick.


COMPENSATION OF COMPANY EMPLOYEES

    The Company's officers and employees have been participants in the various employee benefit plans maintained by DuPont, including, without limitation, savings plans, health and welfare plans and pension plans and are expected to continue such participation until the Company adopts its own benefit plans, anticipated to be effective July 1, 1996. The Company currently expects to adopt plans that are substantially similar to the existing DuPont plans, except that effective July 1, 1996, the Company will replace DuPont's defined benefit pension plan with a defined contribution retirement plan and will discontinue DuPont's post-retirement medical benefit plan. Until July 1, 1996, the Company will continue to be charged by DuPont for all amounts contributed or paid by DuPont on behalf of DPI's employees with respect to the DuPont plans. It is expected that, beginning July 1, 1996, although employees of the Company will continue as participants in the DuPont Savings and Investment Plan, they will receive contributions from the Company thereunder rather than DuPont. See "Risk Factors -- Dependence on Management and Technical Personnel."

    COMPENSATION OF EXECUTIVE OFFICERS DURING 1995

    During fiscal 1995, the executive officers named in the tables included under this caption were employees of DuPont and participated in DuPont's executive benefit plans, as indicated in the tables.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth the aggregate cash compensation paid to the Company's chief executive officer and five other most highly compensated executive officers (the "Named Officers") by DuPont or its subsidiaries during fiscal 1995.

                                                                                ANNUAL COMPENSATION
                                                                ----------------------------------------------------
                                                                                        OTHER ANNUAL     ALL OTHER
                                                                  SALARY      BONUS     COMPENSATION   COMPENSATION
NAME                                                   YEAR        ($)        ($)(1)         ($)          ($)(2)
- ---------------------------------------------------  ---------  ----------  ----------  -------------  -------------
J. Michael Hardinger...............................       1995  $  194,000  $  147,000       --          $   5,824
Preston M. Adcox...................................       1995     152,920      45,000       --              4,579
Gerard Cognie (3)..................................       1995     156,573      26,966       --             13,315
David S. Gino......................................       1995     106,750      40,300       --              5,262
Kenneth A. Rygler..................................       1995     122,750      29,100       --              3,685
Van H. Leichliter..................................       1995     106,340      35,200       --              6,313

- ------------------------
(1) The bonus paid in 1995 was approved by DuPont's Compensation Committee in March 1995. On average, approximately 25% of such bonus was paid in DuPont common stock. Each of the above Named Officers received a bonus pursuant to DuPont's Variable Compensation Plan in February 1996 for their services during 1995, as determined by DuPont's Compensation Committee in February 1996. Messrs. Hardinger, Adcox, Cognie, Gino, Rygler and Leichliter received $167,000, $87,000, $58,900, $41,300, $65,000 and $38,600, respectively.

(2) Includes contributions made by DuPont to each of the Named Officer's Savings and Investment Plan.

(3) Mr. Cognie is paid in French Francs. The Dollar figures shown were calculated using the International Monetary Fund average exchange rate for 1995 of 4.9915 Francs to the Dollar.

    The compensation of Messrs. Adcox, Cognie and Rygler is included in the Company's Combined Financial Statements herein. None of Messrs. Hardinger's, Gino's and Leichliter's 1995 compensation is included in the Company's Combined Financial Statements. All executive officers became employees of the Company on January 1, 1996, except Gerard Cognie who became an employee of the Company's French subsidiary on March 1, 1996.

                         DUPONT OPTION GRANTS FOR 1995

    The following table sets forth information regarding options to purchase shares of DuPont's common stock granted to the Named Officers during fiscal 1995.

                                                                                                               POTENTIAL REALIZABLE
                                                                                                                 VALUE AT ASSUMED
                                                             INDIVIDUAL GRANTS                                ANNUAL RATES OF STOCK
                                                         -------------------------                            PRICE APPRECIATION FOR
                                              OPTIONS       % OF TOTAL OPTIONS       EXERCISE                    OPTION TERM (5)
                                              GRANTED        GRANTED TO DUPONT         PRICE     EXPIRATION   ----------------------
NAME                                         (#)(1)(2)    EMPLOYEES FOR 1995 (3)    ($/SH) (4)      DATE          5%         10%
- ------------------------------------------  -----------  -------------------------  -----------  -----------  ----------  ----------
J. Michael Hardinger......................       8,000              --               $   55.50     3/2/2005   $  279,270  $  705,960
Preston M. Adcox..........................       3,250              --                   55.50     3/2/2005      113,636     286,796
Gerard Cognie.............................         800              --                   55.50     3/2/2005       27,972      70,612
David S. Gino.............................         800              --                   55.50     3/2/2005       27,972      70,612
Kenneth A. Rygler.........................       1,700              --                   55.50     3/2/2005       59,440     150,656
Van H. Leichliter.........................      --                  --                  --           --           --          --

- ------------------------
(1) Stock options become exercisable twelve months after their date of grant. All of these options were granted on March 3, 1995, and have a term of ten years.

(2) In January 1995, the DuPont Board of Directors approved the worldwide 1995 DuPont Corporate Sharing Program and awarded to essentially all employees a grant of options, which is not included in this table, to acquire 100 shares of DuPont common stock at the fair market value ($57 per share) on the date of grant.

(3) The options granted to any Named Officer amounted to less than 1% of the total number of options granted to all DuPont employees in 1995.

(4) The  exercise price  is the  average of  the high  and low  prices of DuPont
    common  stock  as  reported  on   the  New  York  Stock   Exchange-Composite
    Transactions Tape on the date of grant.

(5) Represents total potential appreciation of approximately 63% and 159% for assumed annual rates of appreciation of 5% and 10%, respectively, compounded annually for the ten-year option term.

                 AGGREGATED OPTION EXERCISES OF DUPONT STOCK IN
                        1995 AND YEAR-END OPTION VALUES
                              AS OF JUNE 30, 1995

    The following table sets forth information regarding the exercisable and unexercisable options to acquire DuPont common stock granted to the Named Officers.


                                                                                                          VALUE OF IN-THE-MONEY
                                                                             NUMBER OF UNEXERCISED        UNEXERCISED OPTIONS AT
                                                                              OPTIONS AT YEAR-END           JUNE 30, 1995 (1)
                                          SHARES ACQUIRED      VALUE      ----------------------------  --------------------------
                                            ON EXERCISE      REALIZED     EXERCISABLE   UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
NAME                                            (#)             ($)           (#)            (#)            ($)           ($)
- ----------------------------------------  ---------------  -------------  -----------  ---------------  -----------  -------------
J. Michael Hardinger....................           500       $  16,625        33,950          8,100      $ 931,833    $   107,175
Preston M. Adcox........................        --              --            13,750          3,350        340,216         44,238
Gerard Cognie...........................        --              --               100            900          3,050         11,775
David S. Gino...........................        --              --               600            900         11,175         11,775
Kenneth A. Rygler.......................        --              --             3,820          1,800         85,925         23,700
Van H. Leichliter.......................           580           8,736        --                100         --              1,175


- ------------------------
(1) The closing price per share of DuPont common stock on June 30, 1995 was $68.75.

                      ESTIMATED DUPONT RETIREMENT BENEFITS

    The following table shows estimated annual pension benefits payable to officers and other key employees of the Company assuming retirement from DuPont on June 30, 1995 at age 65 under the provisions of the DuPont Pension Plan currently in effect.

                                   ESTIMATED ANNUAL RETIREMENT
 SALARY AND                       BENEFITS BASED ON SERVICE OF:
  VARIABLE     --------------------------------------------------------------------
COMPENSATION   10 YEARS   15 YEARS    20 YEARS    25 YEARS    30 YEARS    35 YEARS
- -------------  ---------  ---------  ----------  ----------  ----------  ----------
 $   150,000   $  18,000  $  28,000  $   39,000  $   50,000  $   60,000  $   71,000
     200,000      26,000     40,000      54,000      68,000      83,000      98,000
     250,000      33,000     51,000      69,000      87,000     105,000     124,000
     300,000      41,000     62,000      84,000     106,000     128,000     150,000
     350,000      48,000     73,000      99,000     125,000     150,000     176,000
     400,000      56,000     85,000     114,000     143,000     173,000     203,000


    As of June 30, 1995, the full years of service credited under the DuPont Retirement Plan for the following individuals were: Mr. Hardinger, 24; Mr.
Adcox, 28; Mr. Gino, 7; Mr. Rygler, 30; and Mr. Leichliter, 24. These individuals' participation in the DuPont Retirement Plan will terminate as of the IPO Date. Upon termination, they will either receive a reduced pension immediately or receive a full pension at a deferred date. They will also receive health benefits from DuPont, if eligible. Mr. Cognie has 28 years of service and is covered by the DuPont France Pension Plan.

    COMPENSATION OF DPI EMPLOYEES IN 1996

    The Company has designed an executive compensation program intended to attract and motivate officers and key employees of the Company. The Company believes that executive compensation should be tied to the Company's long term performance and benefit to its stockholders. As such, a significant portion of executive management's compensation will be tied to the performance of the Company's long term total shareholder return. See "Risk Factors -- Dependence on Management and Technical Personnel."


    BASE SALARY. At May 1, 1996, the base salaries for Messrs. Hardinger, Adcox, Cognie, Gino, Rygler and Leichliter were increased to $290,000, $225,000, 910,000 FFr (approximately $180,000), $145,000, $168,000 and $138,000, respectively.


    BONUS PLAN. The Company will adopt, effective January 1, 1996, an annual incentive plan (the "Bonus Plan") for officers and employees of the Company and its subsidiaries. Beginning in August 1996, pursuant to the Bonus Plan, cash bonuses will be awarded for performance following the close of the fiscal year for which the services were rendered.

    Employees are selected by the Company's Compensation Committee to participate in the Bonus Plan based on the recommendation of the Chairman of the Board of Directors. Target bonus grants will be established based on the position of the employee and computed as a percentage of the employee's salary. A performance goal based primarily on the Company's earnings and cash flow will be set by the Board of Directors, and the amount of bonus will be calculated based on the employee's target bonus grant, the performance of the Company compared with the performance goal and individual contributions by the employee. Although the Compensation Committee has the discretion to award what it believes to be appropriate bonus awards, the Committee will primarily use the preceding factors in determining the award amounts.

    STOCK PERFORMANCE PLAN. The Company will adopt, effective upon the IPO Date, a Stock Performance Plan to provide additional incentive to those officers and employees of the Company and its subsidiaries primarily responsible for the success of the Company and to closely identify their interests with those of the stockholders. Under the Stock Performance Plan, grants of stock options, restricted stock or combinations of the two may be awarded to employees (including those who are directors of the Company) and to individuals performing services for the Company on a consulting basis. The aggregate number of shares of stock of the Company which may be made subject to option or restriction under the Stock Performance Plan will not exceed 2,000,000 shares of which only 300,000 shares may be subject to restricted stock grants. Grantees of restricted stock awards will have the right to dividends (unless otherwise restricted).

    The Stock Performance Plan will be administered by the Compensation Committee of the Company which will determine the timing and size of stock option or restricted stock grants, the individuals, if any, who will receive grants and the terms and conditions of such grants. Upon exercise of an option, payment of the purchase price for the stock subject to the exercise will be made in cash. In certain circumstances, the Compensation Committee may establish conditions under which the Company may elect to make a cash payment to an employee exercising an option equal to the difference between the option price and the fair market value of the stock in lieu of executing the option. Under the terms of the Stock Performance Plan, no more than 25% of the total number of shares of stock granted under option may become exercisable in any given year following the grant. Restrictions on restricted stock granted under the Stock Performance Plan may not lapse before the second anniversary of the date of grant. Grants to individuals who are not members of the Board of Directors will be made by the Compensation Committee based on the recommendations of the Chairman of the Board. Grants to eligible members of the Board of Directors will be based on the recommendation of the Compensation Committee and will be made in the sole discretion of the Board of Directors whose members taking action on the grant shall be ineligible for grants under the Plan.

    The Compensation Committee is expected to grant, effective as of the IPO Date, restricted stock worth $1.8 million to approximately 40 employees of the Company. In addition, the Compensation Committee is expected to grant stock options, with an aggregate exercise price of $10.6 million, exercisable at a price equal to the initial public offering price to approximately 120 employees. Messrs. Hardinger, Adcox, Cognie, Gino,

Rygler and Leichliter will receive restricted stock worth $242,000, $150,000, $60,800, $48,330, $56,000 and $46,000, respectively, and stock options with an aggregate exercise price of $2,475,000, $1,500,000, $500,000, $600,000, $600,000
and $200,000, respectively. In the case of Messrs. Hardinger, Adcox, Cognie, Gino and Rygler, these grants represent compensation expected to be paid under the Stock Performance Plan during the two years following the IPO Date. In the case of Mr. Leichliter, the grant of stock options represents compensation expected to be paid under the plan for the year following the IPO Date.

    FOUNDERS' STOCK OPTION PLAN. In 1996, the Company's Board of Directors approved a Founders' Stock Option Plan pursuant to which the Compensation Committee intends to award to nearly all employees of the Company and its subsidiaries, worldwide, effective upon the IPO Date, each a one-time grant of options to acquire 252 shares of Common Stock at an exercise price per share equal to the initial public offering price of Common Stock in the Offering. Upon exercise of an option, payments of the purchase price for the stock subject to the exercise will be made in cash. Each of the Named Officers is expected to receive a grant under this Plan. Grants under the Founders' Stock Option Plan will vest over a four-year period at the rate of 25% of the total grant per year.

    EMPLOYMENT AGREEMENT. DuPont entered into an employment agreement with Mr. Hardinger dated as of September 21, 1995, whereby he agreed to serve as the chairman and chief executive officer of the Company. The agreement provides Mr. Hardinger with: (i) an annual base salary of at least $290,000; and (ii), a restricted stock grant of Common Stock valued at ten months' base salary at the IPO Date and $2,475,000 of stock options priced to equal the initial public offering price of Common Stock sold in the Offering, both pursuant to the Company's Stock Performance Plan described above. These options will vest immediately in the event of termination without cause.

    In the event of termination without cause prior to the second anniversary of the IPO Date, Mr. Hardinger would receive from DuPont the equivalent of two years' salary and target bonus and the right to exercise all stock options. In the event of termination without cause thereafter, Mr. Hardinger will receive from DuPont a payment equal to one year's base salary and target bonus. In addition, the other Named Officers and certain other senior management employees will receive from DuPont in the event of termination without cause within two years of the IPO Date the equivalent of two years' salary and target bonus. The Company has no change-in-control arrangements with any of its executive officers.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE


    The Certificate and Bylaws provide for indemnification of directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL") and, to the extent permitted by such law, eliminate or limit the personal liability of directors and officers to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. In addition, the Company will enter into an indemnification agreement with each of its directors to the fullest extent permitted by the DGCL, pursuant to which they will be entitled to advances for the costs of defending actions against them in addition to that provided by the indemnification provisions in the Certificate and Bylaws or the Company's directors and officers insurance policy. See "Description of Capital Stock -- Certain DGCL, Certificate and Bylaws Provisions."

          TRANSACTIONS AND RELATIONSHIP BETWEEN THE COMPANY AND DUPONT


    The Company and DuPont have entered into a number of agreements for the purpose of defining the ongoing relationship between them. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. It is the intention of the Company and DuPont that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing certain mutually beneficial joint arrangements. However, because of the complexity of the various relationships between the Company and DuPont (including their subsidiaries), there can be no assurance that each of such agreements, or the transactions provided for therein, will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. The agreements summarized in this section have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, and the following summaries are qualified in their entirety by reference to the agreements as filed. While these agreements will provide the Company with certain benefits, the Company is only entitled to the ongoing assistance of DuPont for a limited time and it may not enjoy benefits from its relationship with DuPont beyond the term of the agreements. There can be no assurance that the Company upon termination of such assistance from DuPont will be able to provide adequately such services internally or obtain favorable arrangements from third parties to replace such services. See "Risk Factors -- No Independent Operating History Prior to the Offering" and "-- Control by and Relationship with DuPont."


    Additional or modified arrangements and transactions may be entered into by the Company, DuPont and their respective subsidiaries after completion of the Offering. Any such future arrangements and transactions will be determined through negotiation between the Company and DuPont or their respective subsidiaries, as the case may be. There can be no assurance that any such arrangements or transactions will be the same as that which would be negotiated between independent parties.

    The following is a summary of certain past, present and prospective arrangements and transactions between the Company and DuPont.

REALIGNMENT OF PHOTOMASK BUSINESS


    Prior to the Realignment described below, DuPont's U.S. photomask operations were conducted by DuPont Photomasks, Inc., a Texas corporation. European photomask operations were conducted by separate, wholly-owned subsidiaries of DuPont in their respective countries. Photomask operations in Korea were conducted by a Korean subsidiary, which was 31% owned by DuPont Photomasks, Inc. and 69% owned by DuPont and which also conducted DuPont's other non-photomask business.



    In connection with the Offering, DuPont realigned its global photomask business, pursuant to which certain transactions were undertaken so that DuPont's foreign photomask operations would reside in subsidiaries wholly owned by the Company (the "Realignment"). The Company was reincorporated in Delaware on December 31, 1995. On May 14, 1996, DPI issued one million shares of Common Stock to DCEO for a nominal amount.


    On November 9, 1995, DPI incorporated a new subsidiary in Delaware, DuPont Photomasks Delaware Inc. ("Photomasks Delaware") and as of March 29, 1996, DPI had contributed approximately $37 million to Photomasks Delaware. Photomasks Delaware used such contribution to make loans to Photomasks Korea, Photomasks Germany and Photomasks France (each, as defined herein) in order to complete the Realignment. In addition, the amounts owed to DuPont by the Company under several Master Note agreements were consolidated into a single Master Note on February 22, 1996. The proceeds from the Offering will, in part, be used to repay a portion of the amount outstanding under the Master Note. The remaining balance under the Master Note will be contributed as equity capital to the Company by DCEO. See "Use of Proceeds."


    On August 31, 1995, DPI incorporated a new wholly owned subsidiary in Korea, DuPont Photomasks Korea Ltd., and on January 30, 1996, DuPont Korea Ltd. transferred all of its assets (except for cash) relating to the photomask business to DuPont Photomasks Korea Ltd. ("Photomasks Korea") for approximately $37 million, which was based upon an appraisal conducted by an independent third party. In addition to the transfer of the assets related to the photomask business in Korea, Photomasks Korea also assumed all of the liabilities relating to the photomask business, including trade payables, any liabilities relating to photomask product warranties, and any employee related liabilities or other claims with regard to employees transferred by DuPont Korea Ltd. to Photomask Korea. While the manufacturing operations and the title to approximately 75% of the real property at the Korean manufacturing facility has been transferred to Photomasks Korea, certain real property at this manufacturing site that is not used for manufacturing purposes has yet to be transferred pending local government review. On May 7, 1996, DPI agreed to sell its 31% equity interest in DuPont Korea Ltd. to DuPont for $26.6 million. The proceeds from the sale will be used to reduce the balance under the Master Note. In connection with such sale, to the extent there is a loss, any tax benefit attributable to such loss will, pursuant to the Tax Indemnification Agreement described below, be for DuPont's benefit at such time as when DuPont's beneficial ownership of the Company falls below 50%.


    On January 4, 1996, DuPont purchased all the outstanding shares of DuPont Photomasks (France) S.A. ("Photomasks France") from DuPont de Nemours (France) S.A. for 81 million FFr (approximately $16.2 million), which was based on an appraisal by an independent third party. On January 11, 1996, DuPont contributed such shares to DCEO, and on January 15, 1996, DCEO contributed such shares to DPI.

    In Germany, DuPont's photomask business had been operated through DuPont Photomasks GmbH & Co. KG ("Photomasks KG") by DuPont de Nemours (Deutschland) GmbH ("DuPont Germany") and DuPont Photomasks Verwaltungs GmbH ("Photomasks Germany"). On December 18, 1995, Photomasks KG distributed DM 4.3 million (approximately $2.95 million) to DuPont Germany. On March 29, 1996, Photomasks KG distributed DM 6.4 million (approximately $4.3 million) to DuPont Germany, and Photomasks Delaware and DPI loaned DM 30.2 million (approximately $20.3 million) to Photomasks KG. On April 1, 1996, Photomasks KG redeemed the equity interest in Photomask KG held by DuPont Germany for DM 30.2 million. Pursuant to German law, all of the assets and liabilities of Photomasks KG were assumed by Photomasks Germany. On April 4, 1996, DCEO contributed all of the outstanding shares of Photomasks Germany to DPI. In April 1996, DM 7.5 million (approximately $5.2 million) of DPI's loan was converted into equity.

    On February 8, 1996, DuPont purchased a 60.5% equity interest in DuPont Photomasks Company Limited, Shanghai ("Photomasks China") from DuPont China Holding Company Limited ("DuPont China") for RMB 11.8 million (approximately $1.4 million). On February 8, 1996, DuPont contributed such equity interest to DCEO, and DCEO contributed such equity interest to DPI. In connection with this equity contribution, DPI agreed to guarantee for the benefit of DuPont all amounts payable in the future by DuPont pursuant to a previous guarantee DuPont made on behalf of Photomasks China for up to $4.6 million plus interest and expenses.

    On August 28, 1995, DCEO contributed 50,000 shares of Etec preferred stock to DPI, and such Etec preferred stock by its terms has been converted to 1,025,640 shares of Etec common stock.

ADMINISTRATIVE SERVICES AGREEMENTS

    The Company and its subsidiaries, on the one hand, and DuPont and certain DuPont subsidiaries, on the other hand, will enter into several transitional administrative services agreements, each effective as of January 1, 1996 (collectively, the "Administrative Services Agreements"), pursuant to which DuPont will continue to provide various services to the Company, including cash management, accounting, computer and information systems, telecommunications and employee benefits administration.

    Each service under the Administrative Services Agreements is provided for a specified time period, ranging from one to two years. However, the Company and its subsidiaries may terminate any or all services that it receives under an Administrative Services Agreement at any time upon 45 days' prior written notice. Each Administrative Services Agreement shall terminate upon the later of
(i) January 1, 1998 or (ii) the date upon which DuPont owns less than 50% of the outstanding Common Stock of the Company. See "Risk Factors -- Effects of Sales of Substantial Amounts of Common Stock." As long as DuPont owns at least 50% of the outstanding Common Stock of the Company, DPI or its subsidiaries, as the case may be, may unilaterally extend the period during which DuPont provides any service, other than computer, information systems and telecommunications services, for an additional twelve months by providing DuPont at least 45 prior days' written notice. The Company and its subsidiaries are obligated to take all steps necessary to obtain its own administrative and support services prior to the termination of the Administrative Services Agreements.


    The Company and its subsidiaries will be obligated to pay fees established in the Administrative Services Agreements based upon the type and amount of services rendered. It is estimated that DuPont will charge an annual fee of approximately $10 million for all of the services that it will provide under the Administrative Services Agreements. In addition, the Company and its subsidiaries will reimburse DuPont for any out-of-pocket expenses it incurs in connection with providing the services. With the exception of the administrative services agreement entered into by the respective subsidiaries of DuPont and DPI in Korea, in the absence of gross negligence or willful or reckless misconduct, DuPont's liability for damages to DPI for any breach of DuPont's obligations under the Administrative Services Agreements is limited to payments made to DuPont thereunder. With respect to the administrative services agreement covering the operations in Korea, DuPont's subsidiary is not required to provide any guarantee or warranty of any nature and cannot be held liable for any claims, damages or liabilities of any kind resulting from the furnishing of the services thereunder.


RESEARCH, DEVELOPMENT AND CONSULTING AGREEMENT


    The Company and DuPont have entered into a research, development and consulting agreement (the "Research, Development and Consulting Agreement") dated as of January 1, 1996, whereby DuPont will provide to the Company supplemental technical assistance and consulting with respect to: (i) state-of-the-art analytical support and consulting on an as needed basis ("Analytical Support") and (ii) research projects addressing specific DPI needs ("Research Project Support"). In exchange for the Analytical Support, DPI will pay DuPont $100,000 per calendar year. In the event the costs of these services are estimated to exceed $100,000, the Company can either agree to pay additional projected costs or elect not to have DuPont provide these additional services. Compensation for Research Project Support will be determined at the time each specific project relating thereto is undertaken. The term of the Research, Development and Consulting Agreement is five years and shall continue on a year to year basis thereafter until terminated by either of DuPont or the Company pursuant to certain procedures set forth in the Research, Development and Consulting Agreement. The Company believes that the Research, Development and Consulting Agreement will provide the Company with a supplement to its core research and development program. See "Business -- Research and Development."


TAX INDEMNIFICATION AGREEMENT


    The Company, DuPont and DCEO have entered into a tax indemnification agreement effective as of the IPO Date (the "Tax Indemnification Agreement"), pursuant to which the Company will make a payment to DuPont, or DuPont will make a payment to the Company, as appropriate, of an amount in respect of taxes shown as due attributable to the operations of the Company on DuPont's consolidated federal income tax return for the short period ending on the date on which the Company ceases to be a member of the DuPont consolidated group. DuPont and DCEO jointly and severally will indemnify the Company and its subsidiaries from liability for certain matters, including, net of corresponding tax benefits, (i) any federal, state or local income or other taxes attributable to any affiliated or combined group of which the Company was a member at any time prior to the IPO Date and (ii) any federal, state or local income or other tax for any period up to and including the IPO Date. The Company will indemnify DuPont and its subsidiaries from liability for certain matters, including any federal, state or local income or other taxes attributable to the operations of the Company following the IPO Date.



    In connection with DPI's sale of its 31% equity interest in DuPont Korea Ltd. to DuPont, to the extent there is a loss, any tax benefit attributable to such loss will, pursuant to the Tax Indemnification Agreement, be for DuPont's benefit at such time as when DuPont's beneficial ownership of the Company falls below 50%.


    The Tax Indemnification Agreement will require payments of claims to be made within 30 days of the date a written demand for the claim is delivered. Interest accrues on payments that are not made within 10 days of the final due date at the rate applicable to the underpayments of the applicable tax. Any disputes concerning the calculation or basis of determination of any payment provided under the Tax Indemnification Agreement will be resolved by a law firm or a "big six" accounting firm selected jointly by the parties.

ENVIRONMENTAL INDEMNIFICATION AGREEMENT


    The Company and DuPont have entered into an environmental indemnification agreement effective as of the IPO Date (the "Environmental Indemnification Agreement"), pursuant to which DuPont will generally indemnify the Company against substantially all contingent liabilities relating to any environmental contamination present on the manufacturing sites of the Company and its subsidiaries as of the IPO Date or present on any other site as a result of the manufacturing operations of the Company and its subsidiaries prior to the IPO Date.



    In the event that the parties cannot determine with reasonable certainty following good faith negotiations whether the contamination was caused by activities occurring before or after the IPO Date, the Agreement will provide a mechanism whereby the liability associated with such claim will be allocated according to the following: DuPont will bear 100 percent of the liability associated with claims filed by the Company with regard to such contamination prior to the first anniversary of the IPO Date; DuPont's liability for claims filed following the first anniversary of the IPO Date will decline at the rate of 20 percent per year; and DuPont will have no liability for such claims filed following the fifth anniversary of the IPO Date.


    The Environmental Indemnification Agreement will include procedures for notice and payment of indemnification claims and will generally provide that the party bearing the majority of the liability will assume the defense of such claim and will control any negotiation or remediation activities.

CREDIT FACILITY

    The Company and DCEO have entered into a credit agreement effective as of January 1, 1996 (the "Credit Agreement"), pursuant to which DCEO has agreed to provide a revolving credit/working capital facility (the "Credit Facility") to the Company in an aggregate amount of up to $30 million. The Credit Facility has a term of 24 months, and any loans thereunder will bear interest at the six-month London Interbank Offered Rate (LIBOR) plus 50 basis points, which shall be adjusted every six months. The amounts loaned under the Credit Agreement are secured by all the Company's (i) equipment, (ii) accounts receivable, (iii) instruments, documents and securities owned by DPI and in the possession of DCEO and (iv) the proceeds of the foregoing. The Credit Facility will provide financing for general capital spending and corporate purposes and ongoing working capital needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."


    The Credit Agreement contains various representations, covenants and events of default typical for financings of a similar size and nature. In addition to restrictive covenants limiting the ability of the Company and its subsidiaries to enter into leases and pledge its assets, the Credit Agreement contains the following restrictive covenants. Without DCEO's prior written consent, DPI will not incur, create, assume or permit to exist any indebtedness, including guarantees on indebtedness (in addition to the indebtedness under the Credit Facility), in excess of $30 million in the aggregate. In addition, without DCEO's prior written consent, which may not be unreasonably withheld, DPI will not (a) change its capital structure, (b) merge or consolidate with any corporation, (c) amend or change its articles of incorporation or bylaws or (d) sell, transfer or otherwise dispose of all or any substantial part of its assets, whether now owned or hereafter acquired, except for sales of inventory in the ordinary course of business. See "Risk Factors -- No Independent Operating History Prior to the Offering" and "Risk Factors -- Control by and Relationship with DuPont."



CORPORATE TRADENAME AND TRADEMARK AGREEMENT



    The Company and DuPont have entered into a corporate tradename and trademark agreement dated as of May 16, 1996 (the "Corporate Tradename Agreement"), whereby DuPont will license to the Company (i) use of the tradename "DuPont" as part of the Company's name and (ii) use of the trademark DuPont in Oval as part of the Company's corporate logotype. DuPont may terminate the Corporate Tradename Agreement upon 90 days written notice in the event that: (i) DuPont and/or its affiliates cease to hold 51% of the total outstanding Common Stock of DPI; (ii) DPI purports to assign or otherwise transfer the Corporate Tradename Agreement without DuPont's written consent; or (iii) DPI uses the tradename "DuPont" other than under the terms of the Corporate Tradename Agreement. In addition, DuPont may terminate the Corporate Tradename Agreement upon 90 days written notice for any reason after January 1, 2000. Upon termination of the Corporate Tradename Agreement, DPI will be obligated to: (i) change its name so that the tradename "DuPont" is omitted therefrom; (ii) cease to use the tradename "DuPont" or any similar tradename as part of its corporate name or in any other manner whatsoever; and (iii) cease to use the DuPont in Oval trademark.


DISTRIBUTOR AGREEMENTS


    DPI has entered into separate distributor agreements, each effective as of January 1, 1996 (the "Distributor Agreements") with DuPont K.K., a Japanese subsidiary of DuPont, and DuPont Taiwan Limited, a Taiwanese subsidiary of DuPont (collectively, the "Distributors"). Pursuant to the Distributor Agreements, DPI has appointed the Distributors to sell DPI's products in their respective countries. The products will be sold to the Distributors at a discount, which shall permit the Distributors to earn a pre-tax profit between 2% and 4%. The Distributor Agreements have a term of two years but may be terminated without cause upon six months' prior written notice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended June 30, 1994 Compared to Year Ended June 30, 1995 -- Total Sales."


HISTORICAL TRANSACTIONS

    The Company borrowed funds for acquisitions, capital expenditures and working capital from DCEO pursuant to the Master Note. The interest rate charged has been equal to the rate DuPont pays for its commercial paper borrowings. A portion of the net proceeds from the Offering will be used to repay indebtedness owed under the Master Note. Any remaining balance on the Master Note will be contributed to the Company as equity capital by DCEO. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


    Prior to the Realignment, DuPont provided significant management functions and services, including cash management, tax administration, accounting, legal, data processing, benefit administration and other support services. DPI was charged and/or allocated expenses for the years ended June 30, 1993, 1994 and 1995 of $12.0 million, $12.5 million and $13.1 million, respectively, and $9.6 million and $8.4 million for the nine months ended March 31, 1995 and 1996, respectively. The costs of these services have been directly charged and/or allocated using methods that DuPont management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs the Company would have been incurred to obtain these services had it been a separate entity. Neither DuPont nor the Company has made a study or any attempt to obtain estimates from third parties to determine what the cost of obtaining such services from such parties may have been. See Note 3 to Combined Financial Statements.


                   PRINCIPAL STOCKHOLDER AND STOCK OWNERSHIP


    DuPont, through its wholly owned subsidiary DCEO, currently owns all the shares of Common Stock of the Company outstanding. Upon completion of the Offering, DuPont will own approximately 72% of the outstanding Common Stock (or 70%, if the Underwriters' overallotment option is exercised in full). DuPont will, therefore, be able, acting alone, to elect the entire Board of Directors of the Company and to control the vote on most matters submitted to a vote of the Company's stockholders, including extraordinary corporate transactions. DuPont's address is 1007 Market Street, Wilmington, DE 19898. See "Risk Factors
- -- Control by and Relationship with DuPont."



    The following table furnishes information, as of the date hereof and adjusted to reflect the consummation of the Offering, with respect to shares of Common Stock beneficially owned by DuPont. In addition, the table sets forth the number of shares of DPI Common Stock and DuPont common stock beneficially owned by (i) each executive officer of the Company, (ii) all directors of the Company as a group and (iii) all directors and executive officers of the Company as a group. The officers of the Company are expected to have sole voting power and investment power over the shares to be held by them.


                                              BEFORE THE OFFERING              AFTER THE OFFERING
                                         -----------------------------  --------------------------------
                                          DPI SHARES   PERCENT OF DPI    DPI SHARES       PERCENT OF      DUPONT SHARES
                NAME OF                  BENEFICIALLY      SHARES       BENEFICIALLY      DPI SHARES       BENEFICIALLY
           BENEFICIAL OWNER                 OWNED        OUTSTANDING     OWNED (1)     OUTSTANDING (1)      OWNED (2)
- ---------------------------------------  ------------  ---------------  ------------  ------------------  --------------
DuPont ................................    10,500,000          100%       10,500,000            72%             --
 1007 Market Street
 Wilmington, DE 19898
J. Michael Hardinger...................       --             --              --               --                --
Preston M. Adcox.......................       --             --              --               --                --
Gerard Cognie..........................       --             --              --               --                --
David S. Gino..........................       --             --              --               --                --
Kenneth A. Rygler......................       --             --              --               --                --
Van H. Leichliter......................       --             --              --               --                --
All directors (9 persons) (3)..........       --             --              --               --                --
All directors and executives officers         --             --              --               --                --
 as a group (14 persons) (2)...........


- ------------------------

(1) Excludes shares of Common Stock granted under the Company's employee benefit plans.


(2) The directors and executive officers of the Company as a group beneficially own less than 1% of outstanding shares of DuPont's common stock.

(3) The Company's directors are J. Michael Hardinger; John L. Doyle; John C. Hodgson; Charles O. Holliday, Jr.; Peter G. Kehoe; Gary W. Pankonien; John
    C. Sargent; Marshall C. Turner; and Susan A. Vladuchick.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    In  connection  with  the  Realignment, the  Company  was  reincorporated in
Delaware. Pursuant to the Company's Certificate of Incorporation (the "Certificate"), the Company is authorized to issue 25,000,000 shares of Common Stock, par value $.01 per share, of which 10,500,000 shares are issued and outstanding. The Common Stock offered hereby, when issued and sold as contemplated by this Prospectus, will be validly issued, fully paid and nonassessable. Upon completion of the Offering, there will be 14,500,000 shares of Common Stock outstanding.


COMMON STOCK


    Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is generally required for all actions to be taken by stockholders. Because holders of Common Stock do not have cumulative voting rights, holders of a majority of the shares of Common Stock represented at a meeting in person or by proxy can elect all of the directors. Accordingly, after the Offering, DuPont will be able to control the vote on most matters submitted to stockholders, including the election of directors and approval of extraordinary corporate transactions. See "Risk Factors -- Control by and Relationship with DuPont." In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive rights and no redemptions, sinking fund or conversion provisions.



    The Common Stock has been approved for quotation on the Nasdaq National Market. The transfer agent and registrar for the Common Stock will be Chemical Mellon Shareholder Services, L.L.C.


    Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued. See "Dividend Policy."

PREFERRED STOCK

    The Certificate authorizes the Board to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such class or series and to fix the designations, voting powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Because the Board has the power to establish the preferences and rights of the shares of any such class or series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights (including voting rights), senior to the rights of holders of Common Stock, which could adversely affect the rights of holders of Common Stock. There are no shares of preferred stock currently outstanding, and the Company currently has no intention to issue any shares of preferred stock.

CERTAIN DGCL, CERTIFICATE AND BYLAWS PROVISIONS

    The  DGCL  authorizes  corporations  to  limit  or  eliminate  the  personal liability of  directors  to corporations  and  their stockholders  for  monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by the DGCL, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. The DGCL enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the DGCL. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit. The inclusion of these provisions in the Certificate may have the effect of reducing the likelihood of derivative litigation against the Company's directors and may discourage or deter stockholders or management from bringing a lawsuit against the Company's directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Such provisions do not limit or affect a stockholder's ability to seek and obtain relief under the Federal securities laws.

    In addition, Article VII of the Bylaws requires the Company to indemnify any current or former director or officer to the fullest extent permitted by the DGCL. In addition, the Company has agreed to indemnify each director to the fullest extent permitted by the DGCL pursuant to an Indemnification Agreement from and against any and all expenses, losses, claims, damages and liabilities incurred by such director for or as a result of actions taken or not taken while such director or officer was acting in his or her capacity as a director, officer, employee or agent of the Company. In addition, the Company maintains directors and officers liability insurance which insures against liabilities that directors and officers of the Company may incur in such capacities. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. See "Risk Factors -- Dependence on Management and Technical Personnel."

    The Certificate contains a provision expressly electing not to be governed by Section 203 of DGCL. In general, Section 203 of the DGCL restricts certain business combinations involving interested stockholders (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years) or their affiliates (as defined). Because of such election, Section 203 will not apply to the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offering, the Company will have 14,500,000 shares of Common Stock outstanding. Of these shares, the 4,000,000 shares sold in the Offering (4,600,000 shares, if the Underwriters' overallotment option is fully exercised) will be freely tradeable without restriction under the Securities Act, unless they are held by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act of 1933 (the "Securities Act"). Shares purchased by affiliates of the Company may generally be sold in compliance with the volume limitation, availability of public information, manner of sale and notice of sale requirements of Rule 144.



    The 10,500,000 shares of Common Stock that will continue to be owned by DCEO will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act or unless an exemption from registration is available, including the exemptions contained in Rule 144 and Rule 144A under the Securities Act.


    In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, who has beneficially owned restricted shares for at least two years would be entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding such sale, provided that the seller files a Form 144 with respect to such sale, and complies with certain requirements concerning availability of public information and manner of sale. In addition, under Rule 144(k), a person who is not an affiliate of the Company, and who has not been an affiliate of the Company at any time during the 90 days preceding any sale, would be entitled to sell restricted shares without regard to the limitations described above, provided that the restricted shares have been beneficially owned for at least three years. The Securities and Exchange Commission (the "Commission") has proposed reducing the three year and two year restrictions described above to two and one year restrictions, respectively. It is not known whether this proposal will be adopted. In addition, DCEO would be permitted to sell its existing shares of stock to qualified institutional buyers pursuant to the provisions of Rule 144A.

    Each of the Company and DCEO has agreed not to sell or otherwise dispose of any shares of the Common Stock held by them for 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, subject to certain exceptions. See "Underwriters."

    DuPont has advised the Company that it expects to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. The Company is unable to estimate the amount, timing or nature of future sales of outstanding Common Stock. Prior to the Offering, there has been no market for the Common Stock, and no precise predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market may have an adverse effect on the market price thereof. See "Risk Factors -- Effect of Sales of Substantial Amounts of Common Stock."

REGISTRATION RIGHTS

    Under a Registration Rights Agreement dated as of December 31, 1995 (the "Registration Rights Agreement") between DCEO and the Company, DCEO and its assignees ("Holders") will be entitled to certain rights with respect to the registration of shares they hold under the Securities Act. Subject to certain limitations (including a minimum registration of over 1,000,000 shares), each Holder has the right to require the Company to register the sale of all or part of the shares it holds under the Securities Act (a "demand registration"). The Holders, in the aggregate, are entitled to request up to five demand registrations. Each Holder is also entitled to include the shares of Common Stock it holds in a registered offering of securities by the Company for its own account, subject to certain conditions and restrictions. The Company will pay all expenses associated with a registration of shares of Common Stock by a Holder pursuant to the Registration Rights Agreement, other than underwriting discounts and commissions, Holders' out-of-pocket expenses or underwriters' counsel fees and disbursements, if any, relating to such shares. In addition, the Registration

Rights Agreement contains certain indemnification provisions (i) by the Company for the benefit of Holders as well as any potential underwriter and (ii) by Holders for the benefit of the Company and related persons. DCEO and its assignees may transfer its registration rights under the Registration Rights Agreement without the prior approval of the Company. The Registration Rights Agreement also provides that while DCEO owns 50% or more of the Company's Common Stock, the Company may not grant registration rights to any other person without DCEO's prior consent. DCEO has no current intention to exercise its registration rights under the Registration Rights Agreement.

                                  UNDERWRITERS


    Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), each of the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Cowen & Company and Needham & Company, Inc. are acting as Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite their respective names below:



                                                                                             NUMBER OF
NAME                                                                                           SHARES
- -------------------------------------------------------------------------------------------  ----------
Morgan Stanley & Co. Incorporated..........................................................
Cowen & Company............................................................................
Needham & Company, Inc.....................................................................

                                                                                             ----------
    Total..................................................................................   4,000,000
                                                                                             ----------
                                                                                             ----------


    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the overallotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess  of $            per share under  the public  offering price.  The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of  $        per  share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.


    The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the Offering. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares offered hereby.


    The Company, DuPont and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    Each of the Company and DCEO has agreed in the Underwriting Agreement that it will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period of 180 days after the date of this Prospectus, except under the Company's existing benefit plans and certain other circumstances.

    The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

    The Representatives of the Underwriters and certain of their affiliates from time to time provide investment banking and other services to DuPont and to certain of its affiliates, for which they receive customary fees.

PRICING OF THE OFFERING

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price has been determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can, however, be no assurance that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it is sold by the Underwriters.

                                 LEGAL MATTERS

    The validity of the Common Stock will be passed upon for the Company by  Van
H. Leichliter, Executive Vice President, General Counsel and Secretary of the Company. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Davis Polk & Wardwell of New York, New York.

                                    EXPERTS


    The combined financial statements as of June 30, 1995 and 1994 and March 31, 1996 and for each of the three years in the period ended June 30, 1995 and for the nine months ended March 31, 1996, included in this Prospectus, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part of thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048, and Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees or may be examined without charge at the public reference facility of such office.


    Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are summaries of material terms of such contract, agreement or other document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                     INDEX TO COMBINED FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------

Report of Independent Accountants..........................................................................        F-2

Combined Statement of Operations -- Fiscal Years Ended June 30, 1993, 1994 and 1995........................        F-3

Combined Statement of Financial Position -- June 30, 1994 and 1995.........................................        F-4

Combined Statement of Cash Flows -- Fiscal Years Ended June 30, 1993, 1994 and 1995........................        F-5

Notes to Combined Financial Statements.....................................................................        F-6

Report of Independent Accountants..........................................................................       F-20

Combined Statement of Operations -- Nine Months Ended March 31, 1995 (unaudited) and 1996..................       F-21

Combined Statement of Financial Position -- June 30, 1995 and March 31, 1996...............................       F-22

Combined Statement of Cash Flows -- Nine Months Ended March 31, 1995 (unaudited) and 1996..................       F-23

Notes to Combined Financial Statements.....................................................................       F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of E.I. du Pont de Nemours and Company

    In our opinion, the accompanying combined statement of financial position and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of DuPont Photomasks Business, a division of E.I. du Pont de Nemours and Company (the "Company"), at June 30, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Philadelphia, Pennsylvania
April 4, 1996

                           DUPONT PHOTOMASKS BUSINESS

                 COMBINED STATEMENT OF OPERATIONS (SEE NOTE 1)

                             (DOLLARS IN THOUSANDS)

                                                                                         FISCAL YEAR ENDED JUNE 30
                                                                                     ----------------------------------
 SEE NOTE                                                                               1993        1994        1995
   -----                                                                             ----------  ----------  ----------
             Sales.................................................................  $  115,295  $  130,497  $  155,146
         3   Sales To Related Parties..............................................       3,601       4,051       6,368
                                                                                     ----------  ----------  ----------
             Total Sales...........................................................     118,896     134,548     161,514
             Cost of Goods Sold....................................................     112,224     107,456     117,022
                                                                                     ----------  ----------  ----------
             Gross Profit..........................................................       6,672      27,092      44,492
       3,7   Selling, General and Administrative Expense...........................      18,630      20,750      21,803
         2   Research and Development Expense -- Net...............................       8,337       8,131       8,777
         8   Other Operating (Income) Expense -- Net...............................       8,497       2,940       3,490
                                                                                     ----------  ----------  ----------
             Operating Profit (Loss)...............................................     (28,792)     (4,729)     10,422
         9   Interest Expense......................................................       9,196       5,814       6,957
             Exchange (Gain) Loss..................................................        (430)        322        (493)
                                                                                     ----------  ----------  ----------
             Income (Loss) Before Income Taxes and Minority Interest...............     (37,558)    (10,865)      3,958
        10   Provision for Income Taxes............................................      --          --          --
                                                                                     ----------  ----------  ----------
             Income (Loss) Before Minority Interest................................     (37,558)    (10,865)      3,958
             Minority Interest in Income (Loss) of Majority Owned Joint Venture....      --          --            (161)
                                                                                     ----------  ----------  ----------
             Net Income (Loss).....................................................  $  (37,558) $  (10,865) $    4,119
                                                                                     ----------  ----------  ----------
                                                                                     ----------  ----------  ----------

       See pages F-6 to F-19 for Notes to Combined Financial Statements.

                           DUPONT PHOTOMASKS BUSINESS

             COMBINED STATEMENT OF FINANCIAL POSITION (SEE NOTE 1)

                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                                    JUNE 30
                                                                                            ------------------------
SEE NOTE                                                                                       1994         1995
- ---------                                                                                   -----------  -----------
           CURRENT ASSETS
        2  Cash and Cash Equivalents......................................................  $     3,924  $     8,412
        4  Accounts Receivable, Trade -- Net..............................................       23,273       27,696
        3  Accounts Receivable, Related Parties...........................................        3,268        1,846
           Accounts and Notes Receivable, Miscellaneous...................................        1,166        1,263
       11  Inventories....................................................................        6,812        6,830
           Prepaid Expenses and Other Current Assets......................................        2,951          695
                                                                                            -----------  -----------
           Total Current Assets...........................................................       41,394       46,742
                                                                                            -----------  -----------
       12  Property, Plant and Equipment..................................................      226,702      251,194
           Less: Accumulated Depreciation and Amortization................................     (114,659)    (138,070)
                                                                                            -----------  -----------
           Net Property, Plant and Equipment..............................................      112,043      113,124
                                                                                            -----------  -----------
           Accounts Receivable, Related Parties -- Non-Current............................          910        1,405
                                                                                            -----------  -----------
      2,3  Other Assets...................................................................        6,554       10,430
                                                                                            -----------  -----------
           Total Assets...................................................................  $   160,901  $   171,701
                                                                                            -----------  -----------
                                                                                            -----------  -----------


                            LIABILITIES, DUPONT MASTER NOTES AND OWNER'S NET INVESTMENT

           CURRENT LIABILITIES
           Accounts Payable, Trade........................................................  $     3,745  $     2,923
        3  Accounts Payable, Related Parties..............................................        4,735        8,076
       13  Accounts Payable, Miscellaneous................................................          989        7,255
       16  Short Term Borrowings..........................................................        1,386        2,960
    13,14  Other Accrued Liabilities......................................................        7,686        9,123
                                                                                            -----------  -----------
           Total Current Liabilities......................................................       18,541       30,337
    15,16  Long Term Borrowings...........................................................        6,704        4,265
       13  Other Liabilities..............................................................        2,039        5,958
           Minority Interest in Net Assets of Majority Owned Joint Venture................      --               489
        9  DuPont Master Notes............................................................      140,846      125,570
           Owner's Net Investment.........................................................       (7,229)       5,082
                                                                                            -----------  -----------
               Total Liabilities, DuPont Master Notes, and Owner's Net Investment.........  $   160,901  $   171,701
                                                                                            -----------  -----------
                                                                                            -----------  -----------

       See pages F-6 to F-19 for Notes to Combined Financial Statements.

                           DUPONT PHOTOMASKS BUSINESS

                 COMBINED STATEMENT OF CASH FLOWS (SEE NOTE 1)

                             (DOLLARS IN THOUSANDS)

                                                                                          FISCAL YEAR ENDED JUNE 30
                                                                                      ----------------------------------
 SEE NOTE                                                                                1993        1994        1995
   -----                                                                              ----------  ----------  ----------
             CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......................  $    6,981  $    5,867  $    3,924
                                                                                      ----------  ----------  ----------
             CASH PROVIDED BY (USED FOR) OPERATIONS
             Net Income (Loss)......................................................     (37,558)    (10,865)      4,119
             Adjustments to Reconcile Net Income (Loss) to Cash Provided by (Used
              for) Operations:
             Depreciation...........................................................      23,958      25,504      24,179
             Asset Retirements......................................................       6,813       1,005         603
             Amortization...........................................................       3,324       1,988         761
             (Increase) Decrease in Operating Assets................................        (354)     (5,724)        486
             Increase (Decrease) in Operating Liabilities...........................      (1,193)        133      (1,159)
             Other Noncash Charges and Credits -- Net...............................       2,643         311          42
                                                                                      ----------  ----------  ----------
             Cash Provided by (Used for) Operations.................................      (2,367)     12,352      29,031
                                                                                      ----------  ----------  ----------
             INVESTMENT ACTIVITIES
             Purchases of Property, Plant and Equipment.............................     (18,067)     (4,953)    (14,853)
        13   Payments for Acquisitions..............................................      (4,010)     (7,109)     (4,000)
             Miscellaneous -- Net...................................................      --             378         272
                                                                                      ----------  ----------  ----------
             Cash (Used for) Investment Activities..................................     (22,077)    (11,684)    (18,581)
                                                                                      ----------  ----------  ----------
             FINANCING ACTIVITIES
             Increase (Decrease) in Borrowings......................................     (31,649)      1,354      (1,591)
             Cash Provided by (Paid to) DuPont -- Net...............................      56,150      (4,234)     (5,432)
                                                                                      ----------  ----------  ----------
             Cash Provided by (Used for) Financing Activities.......................      24,501      (2,880)     (7,023)
                                                                                      ----------  ----------  ----------
             Effect of Exchange Rate Changes On Cash................................      (1,171)        269       1,061
                                                                                      ----------  ----------  ----------
             CASH AND CASH EQUIVALENTS AT END OF PERIOD.............................  $    5,867  $    3,924  $    8,412
                                                                                      ----------  ----------  ----------
             INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......................  $   (1,114) $   (1,943) $    4,488
                                                                                      ----------  ----------  ----------
                                                                                      ----------  ----------  ----------

       See pages F-6 to F-19 for Notes to Combined Financial Statements.

                           DUPONT PHOTOMASKS BUSINESS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION
    On June 8, 1995, E. I. du Pont de Nemours and Company ("DuPont") announced its intention to (i) realign its worldwide Photomasks operations (the "Business") into a stand-alone entity and (ii) sell shares of the realigned Business to the public through an initial public offering (See Note 19). The Business manufactures photomasks for sale to semiconductor and electronic component manufacturers and manufactures photoblanks and pellicles for both internal consumption and sale to other photomask producers.

    The Combined Financial Statements include the operations of the Business in the following countries:

 NORTH AMERICA         EUROPE                  ASIA PACIFIC
- ---------------  -------------------  ------------------------------
United States    France               Peoples Republic of China
                 Germany              Republic of Korea
                 The Netherlands

    Throughout the period covered by the Combined Financial Statements, the Business's U.S. operations were conducted by DuPont Photomasks, Inc., a wholly owned subsidiary of DuPont. European operations of the Business were conducted by separate, wholly owned subsidiaries of DuPont in their respective countries. During the period June 30, 1992 to April 20, 1993, the Business's Korean operations were conducted by a wholly owned subsidiary of DuPont Photomasks, Inc. Subsequent to this period, the Business's operations in the Republic of Korea ("Korea") were merged with DuPont's non-Photomasks Korean operations to form a Korean subsidiary owned 31% by DuPont Photomasks, Inc. and 69% by DuPont. The Business's operations in China are conducted by a Joint Venture formed September, 1994, which is owned 60.5% by a DuPont wholly owned subsidiary and 39.5% by SIMIC Electronic Company, Ltd., a state-owned enterprise in the Peoples Republic of China. In this context, no direct ownership relationship existed among all the various units comprising the Business; accordingly, DuPont and its subsidiaries' net investment in the Business ("Owner's Net Investment") is shown in lieu of Stockholder's Equity in the Combined Financial Statements.

    Throughout the period covered by the Combined Financial Statements, the Business was accounted for as a division within DuPont's Electronics Group. Financial statements have not been previously prepared for the Business. These Combined Financial Statements have been prepared from DuPont's historical accounting records.

    The assets, liabilities and operating results of DuPont resale operations in Japan and Taiwan have been excluded from the Combined Financial Statements. These operations involve distributorships for the Business. Sales to the DuPont operations in Japan and Taiwan are reported in the Combined Financial Statements as Sales to Related Parties and are accounted for as if the operations were an outside distributor for which the Business has guaranteed full recovery of all costs plus a specified operating margin. Charges of $608, $189 and $76 for the fiscal years ended June 30, 1993, 1994 and 1995, respectively, were included in Selling and Distribution Expense with respect to the payments by the Business to DuPont under the terms of this guarantee.

    The Business's manufacturing operations in Korea are conducted at a site where other DuPont operations not included in the Business are present. At this shared site, only the assets and liabilities expected to be included in the Business after completion of the above referenced realignments are included in the Combined Statement of Financial Position.

    The Combined Statement of Operations includes all revenue and costs directly attributable to the Business, including costs for facilities, functions and services used by the Business at shared sites and costs for certain functions and services performed by centralized DuPont organizations outside the defined scope of the Business and directly charged to the Business based on usage. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of the Business by

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION (CONTINUED)
centralized staff groups within DuPont, (ii) DuPont's Electronics Group management expense, (iii) DuPont's general corporate expenses, (iv) pension and other retirement benefit costs and (v) interest expense. (See Notes 2, 3, 5, 6, 7 and 9 for a description of the allocation methodologies employed). As more fully described in Notes 2 and 10, current and deferred income taxes and related tax expense have been allocated to the Business by applying Statement of Financial Accounting Standards No. 109 ("SFAS 109") to each Business operation in each country as if it was a separate taxpayer.

    All charges and allocations of cost for facilities, functions and services performed by DuPont organizations outside the defined scope of the Business have been deemed to have been paid by the Business to DuPont, in cash, in the period in which the cost was recorded in the Combined Financial Statements. Allocations of current income taxes payable to the Business are deemed to have been remitted, in cash, to DuPont in the period the related tax expense was recorded. Allocations to the Business of current income taxes receivable are deemed to have been remitted to the Business, in cash, by DuPont in the period to which the receivable applies only to the extent that a refund of such taxes could have been recognized by the Business on a stand-alone basis under the law of the relevant taxing jurisdiction.

    All of the allocations and estimates in the Combined Financial Statements are based on assumptions that DuPont management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF COMBINATION

    The Combined Financial Statements include the accounts of the wholly and majority owned individual members of the Business. The Business's interest in a 50% owned joint venture with Dai Nippon Printing Co., Ltd., located in the United States, is accounted for under the equity method. All material transactions and accounts between individual members comprising the Business have been eliminated in combination.

    INCOME RECOGNITION

    Sales and related cost of goods sold are included in income when goods are shipped to the customer except in Korea, where sales and cost of goods sold are included in income upon customer acceptance in accordance with Korean law.

    CASH AND CASH EQUIVALENTS

    The Business participated in DuPont's centralized cash management system. In general, the cash funding requirements of the Business were met by, and all cash generated by the Business was transferred to, DuPont. In the U.S. and France, this was accomplished under the terms of interest-bearing loan arrangements between DuPont's U.S. photomask subsidiary and DuPont and between DuPont's French photomask subsidiary and DuPont France, S.A. (collectively, the "DuPont Master Notes"). As part of the realignment of the Business described in Note 1, the DuPont Master Notes were consolidated into a single master note (See Note
19). Accordingly, the only cash and cash equivalents (cash equivalents are highly liquid investments with maturities of three months or less at time of purchase), other than petty cash amounts, included in the Combined Statement of Financial Position are accounts pertaining to the Business's operations in Germany, the Netherlands, and, prior to April 20, 1993, Korea that were conducted through wholly owned DuPont subsidiaries dedicated exclusively to the Business.

    INVENTORIES

    Inventories are valued at the lower of cost or market, with cost being determined by the average cost method. Elements of cost in inventory include raw materials, direct labor and manufacturing overhead.

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY, PLANT AND EQUIPMENT ("PP&E")

    PP&E is carried at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 20 years and machinery and equipment over 3 to 10 years. Leasehold improvements are depreciated using the straight-line method over the term of the lease or the life of the equipment, whichever is less. Historical cost for a significant portion of PP&E was determined under the principles set forth in Accounting Principles Board Opinion Number 16.

    The gross carrying value of PP&E surrendered, retired, sold or otherwise disposed of and related accumulated depreciation are eliminated from the accounts at the date of disposal and any resulting gain or loss is reflected in income.

    Maintenance  and  repairs  are  charged  to  operations;  replacements   and
betterments are capitalized.

    INTANGIBLE ASSETS

    Purchased identifiable intangible assets are amortized using the straight-line method over their estimated useful lives. Goodwill, representing the excess of cost over fair value of assets acquired and liabilities assumed in purchase business combinations, is amortized over 5 years using the straight-line method. The future economic benefit of the carrying value of intangibles is reviewed periodically through an undiscounted cash flow analysis and any change in useful life or impairment of value is recorded in the period such determination is made. Net intangible assets, representing supply agreements, were $1,250 and $5,193 at June 30, 1994 and 1995, respectively, and are included in Other Assets (See Note 13).

    INCOME TAXES

    The taxable income (loss) of each member of the Business was included in consolidated tax returns of the DuPont entity of which it was a part. As such, separate income tax returns were not prepared or filed for the Business except for the Business's operations in Korea prior to April 20, 1993.

    For all periods presented, deferred income taxes and related tax expense have been allocated to the Business by applying the asset and liability approach set forth in SFAS 109 to each member of the Business as if it were a separate taxpayer. Under this approach, deferred tax assets and liabilities represent the expected future tax consequences of carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities. SFAS 109 generally requires that all expected future events, other than enactment of changes in tax law or tax rates, be considered in estimating future tax consequences. Valuation allowances are established to reduce deferred tax assets by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

    Current tax expense has been determined as if each member of the Business was a separate taxpayer. Income taxes currently payable are deemed to have been remitted by the Business to DuPont in the period that the liability arose. Income taxes currently receivable are deemed to have been received by the Business from DuPont in the period that a refund could have been recognized by the Business had the Business been a separate taxpayer.

    Under the basis of presentation for these financial statements, no provision has been made for taxes on cash remittances from the members of the Business to the DuPont entity of which they are a part. Generally, remittances from a wholly owned subsidiary to its in-country parent are tax free.

    FOREIGN CURRENCY TRANSLATION

    DuPont has determined that the U.S. Dollar is the functional currency of its worldwide operations and that this functional currency determination is appropriate to the economic environment in which the Business operated during the period covered by these Combined Financial Statements. Monetary asset and

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) liability amounts denominated in foreign currencies are remeasured into U.S. Dollars at end-of-period exchange rates; foreign currency nonmonetary assets, principally inventories and PP&E, are remeasured into U.S. Dollars at historical exchange rates. Income and expenses are remeasured into U.S. Dollars at average exchange rates in effect during the period, except for expenses related to balance sheet amounts that are remeasured using historical exchange rates. Exchange gains and losses from remeasurement of monetary assets and liabilities are included in income in the period they occur.

    RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred. The Business is party to certain contracts which provide for partial funding of its research and development costs. Funding under these contracts of $1,942, $1,625 and $451 in the fiscal years ended June 30, 1993, 1994, and 1995, respectively, has been recognized as an offset to Research and Development Expense.

    PENSIONS

    DuPont has noncontributory defined benefit plans covering substantially all U.S. employees, including the U.S. employees of the Business. The cost of these plans for active employees was allocated to the Business (See Note 5) and is principally included in Cost of Goods Sold. Amounts so allocated are not necessarily indicative of the pension cost that would have been incurred if the Business had been operated as a separate company.

    Pension coverage for employees of DuPont's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves. The cost of these non-U.S. plans has been allocated to the Business using methods that DuPont believes are appropriate to the nature of the plans.

    U.S. Pension cost allocated to the Business is deemed to have resulted in a cash contribution between the Business and DuPont in the period the pension cost was incurred and, in return, DuPont is deemed to have assumed all responsibility for pension payments to retirees. Accordingly, no pension related assets or liabilities related to U.S. plans are included in the Combined Statement of Financial Position.

    OTHER POSTRETIREMENT BENEFITS

    DuPont and certain of its subsidiaries provide medical, dental and life insurance benefits to pensioners and survivors. These Other Postretirement Benefits are accounted for under the accrual provisions of SFAS 106. Under the terms of the benefit plans, DuPont reserves the right to change, modify or discontinue the plans. The cost of these plans for active employees was allocated to the Business (See Note 6) and is principally included in Cost of Goods Sold. These costs are not necessarily indicative of the Other Postretirement Benefit costs that would have been incurred if the Business had operated as a separate entity.

    Other Postretirement Benefits cost allocated to the Business is deemed to have resulted in a cash contribution between the Business and DuPont in the period the cost was incurred and, in return, DuPont is deemed to have assumed all responsibility for payments to retirees. Accordingly, no other postretirement benefit related assets or liabilities are included in the Combined Statement of Financial Position.

    INSURANCE

    During the period covered by the Combined Financial Statements, DuPont did not insure for property damage losses. Liability insurance was purchased with high deductible limits. Costs included in the Combined Statement of Operations resulting from noninsured losses were not material. Such costs are expensed as incurred.

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ENVIRONMENTAL

    DuPont accrues for certain environmental remediation activities relating to past operations, including Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") cleanup and certain Resource Conservation and Recovery Act ("RCRA") and related compliance activities, for which commitments have been made, and reasonable estimates are possible. Where feasible, these costs are assigned to the business unit responsible for the conditions being remediated. During the period covered by the Combined Financial Statements, no material environmental remediation costs were assigned to the Business.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions, based upon all known facts and circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 -- RELATED PARTY TRANSACTIONS
    The Combined Financial Statements include significant transactions with other DuPont business units involving functions and services (such as cash management, tax administration, accounting, legal, and data processing) that were provided to the Business by centralized DuPont organizations outside the defined scope of the Business. The costs of these functions and services have been directly charged and/or allocated to the Business using methods that DuPont management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs that would have been incurred if the Business had been a separate entity. Amounts charged and allocated to the Business for these functions and services were $12,047, $12,518 and $13,106 for the fiscal years ended June 30, 1993, 1994 and 1995, respectively, and are principally included in General and Administrative expenses.

    Sales to Related Parties include sales to DuPont distributor operations (see
Note 1) and sales to the Business's joint venture with Dai Nippon Printing Co., Ltd. of $1,157, $887 and $815 for the fiscal years ended June 30, 1993, 1994 and 1995, respectively. Purchases of products produced by other DuPont business units were not material.

    Throughout the period covered by the Combined Financial Statements, the Business held an approximate 8% ownership interest in Etec Systems, Inc. ("Etec"), the principal supplier to the Business of electron beam and laser beam systems used to produce photomasks. The $5,000 original cost of this investment is included in Other Assets at the lower of cost or market. Purchases of equipment and equipment maintenance services from Etec, including equipment and service contracts, were $14,919, $8,500 and $6,175 for the fiscal years ended June 30, 1993, 1994 and 1995, respectively (See Note 19).

    Accounts Receivable, Related Parties includes receivables from employees of the Business of $952 (Current $42, Non-Current $910) and $1,445 (Current $40, Non-Current $1,405) at June 30, 1994 and 1995, respectively, principally related to housing and automobile loans to non-U.S. employees. The remainder represents receivables for goods sold to DuPont distributor operations and receivables for sales to the Business's joint venture with Dai Nippon Printing Co., Ltd.

    Accounts Payable, Related Parties represents payables to DuPont for payroll and benefits and vendor payments paid by DuPont on behalf of the Business and billed to the business on a one-month-lag basis.

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 4 -- SALES AND ACCOUNTS RECEIVABLE, TRADE
    Essentially  all  of  the   Business's  sales  are   to  customers  in   the
semiconductor manufacturing industry. The Business assesses the financial strength of its customers to reduce the risk of loss.

    The Business's sales to Motorola, National Semiconductor, Philips and SGS-Thomson, individually represented more than 10% of combined sales in each of the years presented. Accounts Receivable from these parties total $9,221 and $8,422 at June 30, 1994 and 1995, respectively.

NOTE 5 -- PENSION COST
    Pension Cost for active employees (See Note 2) was determined by measuring the Projected Benefit Obligation ("PBO") using a discount rate of 8.5%, 7.9% and 8.1% for the fiscal years ended June 30, 1993, 1994 and 1995, respectively, and an assumed long term rate of compensation increase of 5%. The PBO for such employees was determined using a discount rate of 7.2% and 9.0% at June 30, 1994 and 1995, respectively. The PBO so measured was $11,800 and $8,600 at June 30, 1994 and 1995, respectively. The PBO was assumed to be fully funded by plan assets with an assumed long term rate of return of 9% allocated from the DuPont plan. The elements of pension cost allocated to the Business using this method were:

                                                                      FISCAL YEAR ENDED JUNE 30
                                                                   -------------------------------
                                                                     1993       1994       1995
                                                                   ---------  ---------  ---------
Service Cost.....................................................  $   1,165  $   1,405  $   1,320
Interest on PBO..................................................        637        742        742
Assumed Return on Assets.........................................       (669)      (862)      (846)
Amortization of Gains............................................        (42)       (93)      (142)
                                                                   ---------  ---------  ---------
                                                                   $   1,091  $   1,192  $   1,074
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Pension coverage for employees of the Business's non-U.S. consolidated subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under these plans are provided by book reserves. The PBO and the pension liability were $1,069 and $1,210 at June 30, 1994 and 1995, respectively. The elements of pension cost allocated to the Business were:

                                                                           FISCAL YEAR ENDED JUNE 30
                                                                        -------------------------------
                                                                          1993       1994       1995
                                                                        ---------  ---------  ---------
Service Cost..........................................................  $     103  $     109  $     111
Interest on PBO.......................................................         77         77         95
                                                                        ---------  ---------  ---------
                                                                        $     180  $     186  $     206
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    The economic assumptions used for the non-U.S plans are similar to those used for the U.S. plans.

NOTE 6 -- OTHER POSTRETIREMENT BENEFIT COST
    Other Postretirement Benefit Cost for active employees (See Note 2) was determined by measuring the Accumulated Postretirement Benefit Obligation ("APBO") for such employees using a discount rate of 8.5%, 7.9% and 8.1% for the fiscal years ended June 30, 1993, 1994 and 1995, respectively, and a health care escalation rate of 10% decreasing to 5% over 10 years. The APBO for such employees was determined using

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 6 -- OTHER POSTRETIREMENT BENEFIT COST (CONTINUED) a discount rate of 7.2% and 9.0% at June 30, 1994 and 1995, respectively. The APBO so measured was $4,900 and $3,500 at June 30, 1994 and 1995, respectively. The elements of Other Postretirement Benefit Cost allocated to the Business using this method were:

                                                                          FISCAL YEAR ENDED JUNE 30
                                                                       -------------------------------
                                                                         1993       1994       1995
                                                                       ---------  ---------  ---------
Service Cost.........................................................  $     681  $     545  $     489
Interest on APBO.....................................................        360        316        308
Amortization of Prior Service Credit.................................        (54)      (107)      (109)
                                                                       ---------  ---------  ---------
                                                                       $     987  $     754  $     688
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

NOTE 7 -- SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
    Selling, General and Administrative Expense consists of:

                                                                  FISCAL YEAR ENDED JUNE 30
                                                               -------------------------------
                                                                 1993       1994       1995
                                                               ---------  ---------  ---------
Selling and Distribution Expense.............................  $  10,405  $  11,426  $  11,937
General and Administrative Expense...........................      8,225      9,324      9,866
                                                               ---------  ---------  ---------
                                                               $  18,630  $  20,750  $  21,803
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    As discussed in Note 3, General and Administrative Expense consists principally of amounts allocated and/or charged by DuPont. Allocations are based on factors such as head count and/or investment depending on the nature of the item being allocated. Amounts charged to the Business are generally determined based on usage. Such charges and/or allocations are not necessarily indicative of the costs and expenses that would have been incurred if the Business had been operated as a separate entity.

NOTE 8 -- PLANT SHUTDOWNS
    In response to general industry overcapacity, the Business consolidated its manufacturing operations during the fiscal year ended June 30, 1993, and shut down mask manufacturing facilities at Danbury, Connecticut and Nijmegen, Netherlands. A charge of $5,202 is included in Fiscal Year 1993 Other Operating (Income) Expense -- Net for the retirement of property, plant and equipment and employee severance costs associated with these shutdowns.

NOTE 9 -- INTEREST EXPENSE
    Interest expense includes interest expense under the DuPont Master Notes of $5,271, $5,134 and $6,898 for the fiscal years ended June 30, 1993, 1994 and 1995, respectively.

    The interest rate charged under the DuPont Master Notes is generally equivalent to the rate DuPont pays for its commercial paper borrowings. Such amounts are not necessarily indicative of the cost that would have been incurred if the Business had been operated as a separate entity.

NOTE 10 -- PROVISION FOR INCOME TAXES
    Throughout the period covered by the Combined Financial Statements, DuPont utilized various tax planning strategies and elections to minimize its total income tax expense. It is not practicable to identify the effects of these strategies and elections on the results of operations of the Business.

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 10 -- PROVISION FOR INCOME TAXES (CONTINUED)

    The results of the Business were included in DuPont consolidated tax returns and DuPont received tax benefits for operating losses reported by the Business. The allocation of tax expense to the Business is set forth in Note 2.

    The Provision for Income Taxes consists of:

                                                                         FISCAL YEAR ENDED JUNE 30
                                                                      -------------------------------
                                                                        1993       1994       1995
                                                                      ---------  ---------  ---------
U.S. Federal:
  Current...........................................................  $  --      $  --      $  --
  Deferred..........................................................     --         --         --
U.S. State and Local:
  Current...........................................................     --         --         --
  Deferred..........................................................     --         --         --
Non-U.S.:
  Current...........................................................     --         --          1,554
  Deferred..........................................................     --         --         (1,554)
                                                                      ---------  ---------  ---------
Provision for Income Taxes..........................................  $  --      $  --      $  --
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

    Deferred income taxes result from temporary differences between financial carrying value and tax basis of the Business's assets and liabilities. The tax effects of these temporary differences included in deferred income taxes are as follows:

                                                                   FISCAL YEAR ENDED JUNE 30
                                                                -------------------------------
                                                                  1993       1994       1995
                                                                ---------  ---------  ---------
Depreciation..................................................  $  (4,203) $  (3,645) $   2,807
Inventories...................................................       (666)       201       (235)
Accrued Liabilities...........................................       (256)       162        (70)
Net Operating Loss Carryforwards..............................     (7,743)    (2,076)    (4,817)
Other.........................................................       (134)       165        187
Change in Valuation Allowance.................................     13,002      5,193        574
                                                                ---------  ---------  ---------
Total Deferred Tax Provision..................................  $  --      $  --      $  (1,554)
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 10 -- PROVISION FOR INCOME TAXES (CONTINUED)

    Deferred Tax Assets (Liabilities) are comprised of the following:

                                                                               JUNE 30
                                                                        ----------------------
                                                                           1994        1995
                                                                        ----------  ----------
DEFERRED TAX ASSETS
Inventories...........................................................  $      465  $      700
Depreciation -- Non-U.S...............................................       1,764       1,964
Accrued Liabilities...................................................       1,829       1,899
Net Operating Loss Carryforwards (1)..................................      59,205      62,468
Other.................................................................         149         197
                                                                        ----------  ----------
Total Deferred Tax Assets.............................................      63,412      67,228
                                                                        ----------  ----------
DEFERRED TAX LIABILITIES
Depreciation -- U.S...................................................      (9,320)    (12,326)
Other.................................................................        (117)       (121)
                                                                        ----------  ----------
Total Deferred Tax Liabilities........................................      (9,437)    (12,447)
                                                                        ----------  ----------
Valuation Allowance (1)...............................................     (53,975)    (54,781)
                                                                        ----------  ----------
Total Deferred Taxes..................................................  $   --      $   --
                                                                        ----------  ----------
                                                                        ----------  ----------

    The categorization of these deferred tax assets and liabilities as current and non-current is presented in the Combined Statement of Financial Position.

    An analysis of the U.S. federal provision to the book provision is as follows:

                                                                  FISCAL YEAR ENDED JUNE 30
                                                              ---------------------------------
                                                                 1993        1994       1995
                                                              ----------  ----------  ---------
Income (Loss) Before Income Taxes and Minority Interest.....  $  (37,558) $  (10,865) $   3,958
                                                              ----------  ----------  ---------
Tax at 35% Statutory U.S. Federal Tax Rate..................  $  (13,145) $   (3,803) $   1,385
Higher (Lower) Effective Tax Rate on Non-U.S. Operations....       1,000        (129)       485
Tax Exemption (2)...........................................      --            (962)    (2,340)
Changes in Valuation Allowance (1)..........................      13,002       5,193        574
State Taxes, Net of Federal.................................      (1,021)       (347)      (161)
Other -- Net................................................         164          48         57
                                                              ----------  ----------  ---------
Provision for Income Taxes..................................  $   --      $   --      $  --
                                                              ----------  ----------  ---------
                                                              ----------  ----------  ---------

- ------------------------

(1) Net operating loss carryforwards have been utilized by DuPont, as the Business was included in consolidated tax returns of the DuPont entity of which it was a part. It is assumed that the net operating loss carryforwards are available solely for determining taxes under the separate taxpayer approach in SFAS 109 (See Note 2). Such amounts will not be available to the Business, and upon consummation of the Offering described in Note 1, the Business will record net deferred tax liabilities. Changes in Valuation Allowance exclude the effects of currency remeasurement.


(2) The Business's operations in Korea operated under a government granted tax exemption throughout the period covered by the financial statements.

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 11 -- INVENTORIES

                                                                                   JUNE 30
                                                                             --------------------
                                                                               1994       1995
                                                                             ---------  ---------
Raw Materials, Stores and Supplies.........................................  $   5,935  $   4,598
Semi-Finished Product......................................................        329        380
Finished Product...........................................................        548      1,852
                                                                             ---------  ---------
                                                                             $   6,812  $   6,830
                                                                             ---------  ---------
                                                                             ---------  ---------

NOTE 12 -- PROPERTY, PLANT AND EQUIPMENT

                                                                              JUNE 30
                                                                      ------------------------
                                                                         1994         1995
                                                                      -----------  -----------
Construction In Progress............................................  $     3,109  $    23,644
Land................................................................        5,341        5,341
Buildings...........................................................       36,674       37,099
Equipment...........................................................      181,578      185,110
                                                                      -----------  -----------
    Total...........................................................      226,702      251,194
Less: Accumulated Depreciation......................................     (114,659)    (138,070)
                                                                      -----------  -----------
Net Property, Plant and Equipment...................................  $   112,043  $   113,124
                                                                      -----------  -----------
                                                                      -----------  -----------

NOTE 13 -- ACQUISITIONS
    On February 1, 1993, the Business purchased from an affiliate of Philips Electronics N.V. ("Philips") selected photomask manufacturing equipment at Philips' captive photomask manufacturing facility located in Hamburg, Germany and entered into a five-year supply agreement with Philips Semiconductors International B.V. Consideration for the equipment was $9,292, and consideration for the supply agreement was $1,808. Under the terms of the supply agreement, Philips agreed to purchase certain minimum quantities of photomasks from the Business each year during the term of the agreement or to refund a portion of the purchase price if such minimum quantities of photomasks were not purchased during a given year. The supply agreement also calls for the Business to grant price discounts to Philips in the event that purchases by Philips during a given year exceed specified limits. Through June 30, 1995, the Business had received $644 from Philips due to its failure to purchase specified minimum amounts. These payments were applied to reduce the carrying amount assigned to the supply agreement at the date of acquisition.

    On April 7, 1995, the Business purchased from an affiliate of AT&T Corp. ("AT&T") selected photomask manufacturing equipment at AT&T's captive photomask manufacturing facility located in Allentown, Pennsylvania and entered into a five-year supply agreement with Lucent Technologies Inc. ("Lucent," formerly AT&T). Consideration for the equipment was $10,000, and consideration for the supply agreement was $5,000. Of these amounts, $4,000 was paid at closing and as of June 30, 1995, $6,000 was included in Accounts Payable, Miscellaneous, $1,500 was included in Other Accrued Liabilities, and the remainder was included in Other Liabilities. Under the terms of the supply agreement, Lucent agreed to purchase certain minimum quantities of photomasks from the Business each year during the term of the agreement or to refund a portion of the purchase price if such minimum quantities were not purchased during a given year. The supply agreement also calls for the Business to grant price discounts to Lucent in the event that purchases by Lucent during a given year exceed specified limits.

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 14 -- OTHER ACCRUED LIABILITIES

                                                                                   JUNE 30
                                                                             --------------------
                                                                               1994       1995
                                                                             ---------  ---------
Accrued Vacation Pay.......................................................  $   2,592  $   2,827
Other Accrued Compensation and Benefits....................................      2,569      2,417
Lucent Supply Agreement....................................................     --          1,500
Deferred Revenue...........................................................      1,088        838
Accrued Royalties..........................................................        263        420
Other......................................................................      1,174      1,121
                                                                             ---------  ---------
    Total..................................................................  $   7,686  $   9,123
                                                                             ---------  ---------
                                                                             ---------  ---------

NOTE 15 -- LEASES
       Minimum Lease Payments for Fiscal Years Ending June 30:

                                                                            CAPITAL    OPERATING
                                                                            LEASES      LEASES
                                                                           ---------  -----------
  1996...................................................................  $     745   $     891
  1997...................................................................        703         285
  1998...................................................................        505          61
  1999...................................................................        415          29
  2000...................................................................        415           5
  2001...................................................................        415      --
Remainder................................................................      1,455      --
                                                                           ---------  -----------
    Total Minimum Lease Payments.........................................      4,653   $   1,271
                                                                                      -----------
                                                                                      -----------
Less: Imputed Interest...................................................       (461)
                                                                           ---------
Present Value of Net Minimum Lease Payments..............................  $   4,192
                                                                           ---------
                                                                           ---------

NOTE 16 -- BORROWINGS

                                                                                 JUNE 30
                                                                           --------------------
                                                                             1994       1995
                                                                           ---------  ---------
Non-Interest Bearing Notes Payable to Customers Due 1996 - 1997..........  $   2,500  $   2,921
Capital Lease Obligations................................................      5,590      4,192
6% Bank Borrowings Due 1998 - 2001.......................................     --            112
                                                                           ---------  ---------
  Total Borrowings.......................................................      8,090      7,225
    Less: Current Portion................................................     (1,386)    (2,960)
                                                                           ---------  ---------
Long Term Borrowings.....................................................  $   6,704  $   4,265
                                                                           ---------  ---------
                                                                           ---------  ---------

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 17 -- GEOGRAPHIC INFORMATION

    The Business operates within a single industry segment:


                                                                        UNITED                 ASIA
FISCAL YEAR ENDED JUNE 30                                               STATES     EUROPE     PACIFIC    COMBINED
- --------------------------------------------------------------------  ----------  ---------  ---------  ----------
1993
Sales to Unaffiliated Customers (1).................................  $   73,674  $  24,225  $  17,396  $  115,295
Sales to Related Parties............................................       3,601     --         --           3,601
Transfers Between Geographic Areas (2)..............................       3,616          1     --          --
                                                                      ----------  ---------  ---------  ----------
    Total...........................................................  $   80,891  $  24,226  $  17,396  $  118,896
                                                                      ----------  ---------  ---------  ----------
                                                                      ----------  ---------  ---------  ----------
Net (Loss)..........................................................  $  (29,158) $  (3,986) $  (4,153) $  (37,558)
Identifiable Assets at June 30......................................  $   93,807  $  34,223  $  48,923  $  176,953

1994
Sales to Unaffiliated Customers (1).................................  $   77,883  $  31,135  $  21,479  $  130,497
Sales to Related Parties............................................       3,866     --            185       4,051
Transfers Between Geographic Areas (2)..............................       7,397        838     --          --
                                                                      ----------  ---------  ---------  ----------
    Total...........................................................  $   89,146  $  31,973  $  21,664  $  134,548
                                                                      ----------  ---------  ---------  ----------
                                                                      ----------  ---------  ---------  ----------
Net Income (Loss)...................................................  $  (10,631) $  (2,825) $   2,692  $  (10,865)
Identifiable Assets at June 30......................................  $   82,948  $  31,755  $  46,198  $  160,901

1995
Sales to Unaffiliated Customers (1).................................  $   84,503  $  41,958  $  28,685  $  155,146
Sales to Related Parties............................................       5,592     --            776       6,368
Transfers Between Geographic Areas (2)..............................       9,710      4,130        187      --
                                                                      ----------  ---------  ---------  ----------
    Total...........................................................  $   99,805  $  46,088  $  29,648  $  161,514
                                                                      ----------  ---------  ---------  ----------
                                                                      ----------  ---------  ---------  ----------
Net Income (Loss) (3)...............................................  $   (5,518) $   3,426  $   6,167  $    4,119
Identifiable Assets at June 30......................................  $   84,107  $  37,685  $  49,909  $  171,701


- ------------------------
(1) Sales outside the United States of products manufactured in and exported from the United States totaled $191, $483 and $3,396 for the fiscal years ended June 30, 1993, 1994 and 1995, respectively.

(2) Products are transferred between geographic areas on a basis intended to approximate the "market value" of such products.


(3) For  the fiscal  year ended June  30, 1995, Asia  Pacific operations include
    pre-production  costs  for  the  Business's  joint  venture  in  China;   no
    commercial operations were conducted in China during this period.


NOTE 18 -- COMMITMENTS AND CONTINGENCIES
    The Business has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

    Under the terms of certain equipment purchase contracts, the Business is required to make periodic, non-refundable deposits during the period between order placement and final delivery. Cancellation of such

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 18 -- COMMITMENTS AND CONTINGENCIES (CONTINUED) orders prior to delivery results in forfeiture of the deposit. At June 30, 1995, such deposits totaled $1,070 and were included in Property, Plant and Equipment under the caption, Construction in Progress. The aggregate purchase price for equipment to which these deposits relate was $11,000.


    The Business is subject to various lawsuits and claims with respect to such matters as product liabilities, governmental regulations and other actions arising in the normal course of business. In the opinion of the Business's General Counsel, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the combined financial position or results of operations, cash flows or liquidity of the Business.


NOTE 19 -- SUBSEQUENT EVENTS (AMOUNTS IN THOUSANDS)

    ETEC INVESTMENT In October 1995, Etec completed an initial public offering of its common stock. At that date, the Business's investment in Etec was classified as an "available for sale" security.

    REALIGNMENT    As  part  of  the realignment  described  in  Note  1, DuPont
Photomasks, Inc. ("DPI" or the "Company") was reincorporated in Delaware on December 31, 1995, pursuant to which certain transactions were undertaken so that DuPont's foreign photomask operations would reside in subsidiaries wholly owned by the Company.

    On November 9, 1995, DPI incorporated a new subsidiary in Delaware, DuPont Photomasks Delaware, Inc. ("Photomasks Delaware") and as of March 29, 1996, DPI had contributed approximately $37,000 to Photomasks Delaware. Photomasks Delaware used such contribution to make loans to Photomasks Korea, Photomasks Germany and Photomasks France (each, as defined herein) in order to complete the realignment. In addition, the amounts owed to DuPont by the Company under the DuPont Master Notes were consolidated into a single master note (the "Master Note") on February 22, 1996. The proceeds from the offering will, in part, be used to repay a portion of the amount outstanding under the Master Note. The remaining balance under the Master Note will be contributed as equity capital to the Company by DCEO (as defined herein).


    On August 31, 1995, DPI incorporated a new wholly owned subsidiary in Korea, DuPont Photomasks Korea, Ltd., and on January 30, 1996, DuPont Korea, Ltd. transferred all of its assets (except for cash) and liabilities relating to the photomask business to DuPont Photomasks Korea, Ltd. ("DPKL") for approximately $37,000. Approximately $18,000 was borrowed by DPKL to effectuate this transaction. The borrowing was repaid with Master Note proceeds.


    On January 4, 1996, DuPont purchased all the outstanding shares of DuPont Photomasks (France) S.A. from DuPont de Nemours (France) S.A. for 81,000 FFr (approximately $16,200). On January 11, 1996, DuPont contributed such shares to DuPont Chemical and Energy Operations, Inc., a wholly owned subsidiary of DuPont ("DCEO"), and on January 15, 1996, DCEO contributed such shares to DPI.

    In Germany, the photomask business has been operated through DuPont Photomasks GmbH & Co. KG ("Photomasks KG") by DuPont de Nemours (Deutschland) GmbH ("DuPont Germany") and DuPont Photomasks Verwaltungs GmbH ("Photomasks Germany"). On December 18, 1995, Photomasks KG distributed DM 4,300 (approximately $2,950) to DuPont Germany. On March 29, 1996, Photomasks KG distributed DM 6,362 (approximately $4,309) to DuPont Germany, and Photomasks Delaware and DPI loaned DM 30,200 (approximately $20,300) to Photomasks KG. On April 1, 1996, Photomasks KG redeemed the interest held by DuPont Germany for DM 30,200 and pursuant to German law all of the assets and liabilities of Photomasks KG were assumed by Photomasks Germany. On April 4, 1996, DCEO contributed all of the outstanding shares of Photomasks Germany to DPI. In April 1996, DM 7,500 (approximately $5,200) of DPI's loan was converted to equity.

                           DUPONT PHOTOMASKS BUSINESS

                             (DOLLARS IN THOUSANDS)

NOTE 19 -- SUBSEQUENT EVENTS (AMOUNTS IN THOUSANDS) (CONTINUED)
    On February 8, 1996, DuPont purchased a 60.5% equity interest in DuPont Photomasks Company Limited, Shanghai (Photomasks China) from DuPont China Holding Company Limited for RMB 11,830 (approximately $1,400). On February 8, 1996, DuPont contributed such equity interest to DCEO and DCEO contributed such equity interest to DPI. In connection with this equity contribution, DPI agreed to guarantee for the benefit of DuPont all amounts payable in the future by DuPont pursuant to a previous guarantee DuPont made on behalf of Photomasks China.

    CREDIT FACILITY The Company and DCEO have entered into a credit agreement effective as of January 1, 1996 (the "Credit Agreement"), pursuant to which DCEO has agreed to provide a revolving/working capital facility (the "Credit Facility") to the Company in an aggregate amount of up to $30,000. The Credit Facility has a term of 24 months, and any loans thereunder will bear interest at the six-month London Interbank Offered Rate (LIBOR) plus 50 basis points, which shall be adjusted every six months. The amounts loaned under the Credit Agreement are secured by all the Company's (i) equipment, (ii) accounts receivable, (iii) instruments, documents and securities owned by DPI and in the possession of DCEO and (iv) the proceeds of the foregoing. The Credit Facility will provide financing for general capital spending and corporate purposes and ongoing working capital needs. The Credit Agreement contains various representations, covenants and events of default typical for financings of a similar size and nature. In addition to restrictive covenants limiting the ability of the Company and its subsidiaries to enter into leases and pledge its assets, the Credit Agreement contains the following restrictive covenants. Without DCEO's prior written consent, DPI will not incur, create, assume or permit to exist any indebtedness, including guarantees of indebtedness (in addition to the indebtedness under the Credit Facility), in excess of $30,000 in the aggregate. In addition, without DCEO's prior written consent, which may not be unreasonably withheld, DPI will not (a) change its capital structure, (b) merge or consolidate with any corporation, (c) amend or change its articles of incorporation or bylaws or (d) sell, transfer or otherwise dispose of all or any substantial part of its assets, whether now owned or hereafter acquired, except for sales of inventory in the ordinary course of business.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of E. I. du Pont de Nemours and Company


    In our opinion, the accompanying combined statement of financial position and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of DuPont Photomasks Business, a division of E. I. du Pont de Nemours and Company (the "Company"), at June 30, 1995 and March 31, 1996, and the results of its operations and its cash flows for the nine months ended March 31, 1996, in conformity with generally acccepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
May 10, 1996

                           DUPONT PHOTOMASKS BUSINESS
                 COMBINED STATEMENT OF OPERATIONS (SEE NOTE 1)
                             (DOLLARS IN THOUSANDS)


                                                                         NINE MONTHS ENDED
                                                                             MARCH 31
  SEE                                                            ---------------------------------
  NOTE                                                                                    1996
- --------                                                                               -----------
                                                                    1995
                                                                 -----------
                                                                 (UNAUDITED)
          Sales.............................................     $  112,569            $   145,471
   3      Sales To Related Parties..........................          4,101                  6,721
                                                                 -----------           -----------
              Total Sales...................................        116,670                152,192
          Cost of Goods Sold................................         85,745                 98,717
                                                                 -----------           -----------
          Gross Profit......................................         30,925                 53,475
  3,7     Selling, General and Administrative Expense.......         16,017                 18,164
   2      Research and Development Expense -- Net...........          6,385                  6,955
          Other Operating (Income) Expense -- Net...........          2,317                  3,219
                                                                 -----------           -----------
          Operating Profit..................................          6,206                 25,137
   8      Interest Expense..................................          5,054                  5,091
          Exchange (Gain) Loss..............................           (476)                   228
                                                                 -----------           -----------
          Income Before Income Taxes and Minority
           Interest.........................................          1,628                 19,818
   9      Provision for Income Taxes........................         --                      1,899
                                                                 -----------           -----------
          Income Before Minority Interest...................          1,628                 17,919
          Minority Interest in Income (Loss) of Majority
           Owned Joint Venture..............................            (82)                  (483)
                                                                 -----------           -----------
          Net Income........................................     $    1,710            $    18,402
                                                                 -----------           -----------
                                                                 -----------           -----------



       See Pages F-24 to F-38 for Notes to Combined Financial Statements

                           DUPONT PHOTOMASKS BUSINESS
             COMBINED STATEMENT OF FINANCIAL POSITION (SEE NOTE 1)
                             (DOLLARS IN THOUSANDS)

                                     ASSETS


   SEE                                                                                        JUNE 30     MARCH 31
  NOTE                                                                                         1995         1996
- ---------                                                                                   -----------  -----------
           CURRENT ASSETS
    2      Cash and Cash Equivalents......................................................  $     8,412  $     8,891
    4      Accounts Receivable, Trade -- Net..............................................       27,696       29,580
    3      Accounts Receivable, Related Parties...........................................        1,846        2,331
           Accounts and Notes Receivable, Miscellaneous...................................        1,263        3,405
   10      Inventories....................................................................        6,830        8,158
           Prepaid Expenses and Other Current Assets......................................          695          472
                                                                                            -----------  -----------
               Total Current Assets.......................................................       46,742       52,837
                                                                                            -----------  -----------
   11      Property, Plant and Equipment..................................................      251,194      270,917
           Less: Accumulated Depreciation and Amortization................................     (138,070)    (156,686)
                                                                                            -----------  -----------
           Net Property, Plant and Equipment..............................................      113,124      114,231
                                                                                            -----------  -----------
    3      Accounts Receivable, Related Parties -- Non-Current............................        1,405        1,835
                                                                                            -----------  -----------
    9      Deferred Income Taxes -- Non-Current...........................................      --             2,156
                                                                                            -----------  -----------
   2,3     Other Assets...................................................................       10,430       19,288
                                                                                            -----------  -----------
               Total Assets...............................................................  $   171,701  $   190,347
                                                                                            -----------  -----------
                                                                                            -----------  -----------

                            LIABILITIES, DUPONT MASTER NOTES AND OWNER'S NET INVESTMENT

           CURRENT LIABILITIES
           Accounts Payable, Trade........................................................  $     2,923  $     4,791
    3      Accounts Payable, Related Parties..............................................        8,076       15,867
   12      Accounts Payable, Miscellaneous................................................        7,255        1,740
   15      Short Term Borrowings..........................................................        2,960        4,691
  12,13    Other Accrued Liabilities......................................................        9,123       12,498
                                                                                            -----------  -----------
               Total Current Liabilities..................................................       30,337       39,587
  14,15    Long Term Borrowings...........................................................        4,265        8,987
   12      Other Liabilities..............................................................        5,958        5,526
           Minority Interest in Net Assets of Majority Owned Joint Venture................          489        1,049
    8      DuPont Master Notes............................................................      125,570      162,320
           Owner's Net Investment.........................................................        5,082      (36,472)
   3,9     Unrealized Holding Gains.......................................................      --             9,350
                                                                                            -----------  -----------
               Total Liabilities, DuPont Master Notes, and Owner's Net Investment.........  $   171,701  $   190,347
                                                                                            -----------  -----------
                                                                                            -----------  -----------



       See Pages F-24 to F-38 for Notes to Combined Financial Statements

                           DUPONT PHOTOMASKS BUSINESS
                 COMBINED STATEMENT OF CASH FLOWS (SEE NOTE 1)
                             (DOLLARS IN THOUSANDS)


                                                                         NINE MONTHS ENDED
                                                                             MARCH 31
  SEE                                                            ---------------------------------
  NOTE                                                                                    1996
- --------                                                                               -----------
                                                                    1995
                                                                 -----------
                                                                 (UNAUDITED)
          CASH AND CASH EQUIVALENTS AT BEGINNING OF
           PERIOD...........................................     $    3,924            $     8,412
                                                                 -----------           -----------
          CASH PROVIDED BY OPERATIONS
          Net Income........................................          1,710                 18,402
          Adjustments to Reconcile Net Income to Cash
           Provided by Operations:
            Depreciation....................................         18,060                 18,556
            Asset Retirements...............................            409                  1,166
            Amortization....................................            466                    873
            (Increase) Decrease in Operating Assets.........             51                 (6,934)
            Increase (Decrease) in Operating Liabilities....         (1,047)                 4,984
            Other Noncash Charges and Credits -- Net........           (340)                  (771)
                                                                 -----------           -----------
              Cash Provided by Operations...................         19,309                 36,276
                                                                 -----------           -----------
          INVESTMENT ACTIVITIES
          Purchases of Property, Plant and Equipment........        (12,611)               (13,690)
   12     Payments for Acquisitions.........................         --                     (6,000)
          Miscellaneous -- Net..............................            271                    920
                                                                 -----------           -----------
              Cash (Used for) Investment Activities.........        (12,340)               (18,770)
                                                                 -----------           -----------
          FINANCING ACTIVITIES
          Increase (Decrease) in Borrowings.................           (892)                 1,799
          Cash (Paid to) DuPont -- Net......................         (2,410)               (18,520)
                                                                 -----------           -----------
          Cash (Used for) Financing Activities..............         (3,302)               (16,721)
                                                                 -----------           -----------
          Effect of Exchange Rate Changes On Cash...........          1,142                   (306)
                                                                 -----------           -----------
          CASH AND CASH EQUIVALENTS AT END OF PERIOD........     $    8,733            $     8,891
                                                                 -----------           -----------
          INCREASE IN CASH AND CASH EQUIVALENTS.............     $    4,809            $       479
                                                                 -----------           -----------
                                                                 -----------           -----------



       See Pages F-24 to F-38 for Notes to Combined Financial Statements.

                           DUPONT PHOTOMASKS BUSINESS
                     NOTES TO COMBINED FINANCIAL STATEMENTS


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 1 -- BASIS OF PRESENTATION

    On June 8, 1995, E. I. du Pont de Nemours and Company ("DuPont") announced its intention to (i) realign its worldwide Photomasks operations (the "Business") into a stand-alone entity and (ii) sell shares of the realigned Business to the public through an initial public offering. The Business manufactures photomasks for sale to semiconductor and electronic component manufacturers and manufactures photoblanks and pellicles for both internal consumption and sale to other photomask producers.


    The Combined Financial Statements include the operations of the Business in the following countries:

 NORTH AMERICA     EUROPE             ASIA PACIFIC
- ---------------  ----------  ------------------------------
United States    France      Peoples Republic of China
                 Germany     Republic of Korea


    Throughout the period covered by the Combined Financial Statements, the Business's U.S. operations were conducted by DuPont Photomasks, Inc. ("DPI"), a wholly owned subsidiary of DuPont. Prior to the realignment transactions set forth below, European operations of the Business were conducted by separate, wholly owned subsidiaries of DuPont in their respective countries; the
Business's operations in the Republic of Korea ("Korea") were conducted by DuPont Korea, Ltd., a DuPont subsidiary owned 31% by DPI, and 69% by DuPont; and the Business's operations in China were conducted by a Joint Venture formed September, 1994, owned 60.5% by DuPont China Holding Company Limited, a DuPont wholly owned subsidiary, and 39.5% by SIMIC Electronic Company, Ltd., a state-owned enterprise in the Peoples Republic of China. In this context, no direct ownership relationship existed among all the various units comprising the Business; accordingly, DuPont and its subsidiaries' net investment in the Business ("Owner's Net Investment") is shown in lieu of Stockholder's Equity in the Combined Financial Statements.



    As part of the realignment noted above, DPI was reincorporated in Delaware on December 31, 1995, pursuant to which certain transactions were undertaken so that DuPont's foreign photomask operations would reside in subsidiaries wholly owned by DPI.



    On November 9, 1995, DPI incorporated a new subsidiary in Delaware, DuPont Photomasks Delaware, Inc. ("Photomasks Delaware") and as of March 29, 1996, DPI had contributed approximately $37,000, principally proceeds from Master Note borrowings, to Photomasks Delaware. Photomasks Delaware used such contribution to make loans to Photomasks Korea, Photomasks Germany and Photomasks France (each, as defined herein) in order to complete the realignment. In addition, the amounts owed to DuPont by the Business under the DuPont Master Notes were consolidated into a single master note (the "Master Note") on February 22, 1996.



    On August 31, 1995, DPI incorporated a new wholly owned subsidiary in Korea, DuPont Photomasks Korea, Ltd., ("Photomasks Korea") and on January 30, 1996, DuPont Korea, Ltd. transferred all of its assets (except for cash) and liabilities relating to the photomask business to Photomasks Korea, Ltd. for approximately $37,000. Approximately $18,000 was borrowed by Photomasks Korea to effectuate this transaction. The borrowing was repaid with Master Note proceeds.



    On January 4, 1996, DuPont purchased all the outstanding shares of DuPont Photomasks (France) S.A. ("Photomasks France") from DuPont de Nemours (France) S.A. for 81,000 FFr (approximately $16,200). On January 11, 1996, DuPont contributed such shares to DuPont Chemical and Energy Operations, Inc., a wholly owned subsidiary of DuPont ("DCEO"), and on January 15, 1996, DCEO contributed such shares to DPI.



    In Germany, the photomask business has been operated through DuPont Photomasks GmbH & Co. KG ("Photomasks KG") by DuPont de Nemours (Deutschland) GmbH ("DuPont Germany") and DuPont Photomasks Verwaltungs GmbH ("Photomasks Germany"). On December 18, 1995, Photomasks KG

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 1 -- BASIS OF PRESENTATION (CONTINUED)

distributed DM 4,300 (approximately $2,950) to DuPont Germany. On March 29, 1996, Photomasks KG distributed DM 6,362 (approximately $4,309) to Dupont Germany, and Photomasks Delaware and DPI loaned DM 30,200, (approximately $20,300) to Photomasks KG. These funds were used by Photomasks KG to redeem the interest held by DuPont Germany for DM 30,200 and pursuant to German law all of the assets and liabilities of Photomasks KG will be assumed by Photomasks Germany. After this redemption, DCEO will contribute all of the outstanding shares of Photomasks Germany to DPI and DM 7,500 (approximately $5,200) of DPI's loan will be converted to equity.



    On February 8, 1996, DuPont purchased a 60.5% equity interest in DuPont Photomasks Company Limited, Shanghai (Photomasks China) from DuPont China Holding Company Limited for RMB 11,830 (approximately $1,400). On February 8, 1996, DuPont contributed such equity interest to DCEO and DCEO contributed such equity interest to DPI. In connection with this equity contribution, DPI agreed to guarantee for the benefit of DuPont all amounts payable in the future by DuPont pursuant to a previous guarantee DuPont made on behalf of Photomasks China.



    Income and expenses arising from the above realignment transactions were not associated with the operations of the Business and, except for Master Note interest expense, have been excluded from the Combined Statement of Operations. Cash and capital transactions arising from the above realignment transactions are recorded in Owner's Net Investment, except for proceeds obtained from Master Note borrowings. Cash flows associated with the above realignment transactions are included in the Combined Statement of Cash Flows under the caption "Cash (Paid to) DuPont -- Net".


    Throughout the period covered by the Combined Financial Statements, the Business was accounted for as a division within DuPont's Electronics Group. Financial statements have not been previously prepared for the Business. These Combined Financial Statements have been prepared from DuPont's historical accounting records.


    The assets, liabilities and operating results of DuPont resale operations in Japan and Taiwan have been excluded from the Combined Financial Statements. These operations involve distributorships for the Business. Sales to the DuPont operations in Japan and Taiwan are reported in the Combined Financial Statements as Sales to Related Parties and are accounted for as if the operations were an outside distributor for which the Business has guaranteed full recovery of all costs plus a specified operating margin. Charges of $58 and $196 for the nine months ended March 31, 1995 (unaudited) and 1996, respectively, were included in Selling and Distribution Expense with respect to the payments by the Business to DuPont under the terms of this guarantee.



    Prior to the realignment described above, the Business's manufacturing operations in Korea were conducted at a site where other DuPont operations not included in the Business were present. Only the assets and liabilities to be included in the Business after completion of the realignment were included in the Combined Statement of Financial Position.


    The Combined Statement of Operations includes all revenue and costs directly attributable to the Business, including costs for facilities, functions and services used by the Business at shared sites and costs for certain functions and services performed by centralized DuPont organizations outside the defined scope of the Business and directly charged to the Business based on usage. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of the Business by centralized staff groups within DuPont, (ii) DuPont's Electronics Group management expense, (iii) DuPont's general corporate expenses, (iv) pension and other retirement benefit costs and (v) interest expense. (See Notes 2, 3, 5, 6, 7 and 8 for a description of the allocation methodologies employed). As more

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 1 -- BASIS OF PRESENTATION (CONTINUED) fully described in Notes 2 and 9, current and deferred income taxes and related tax expense have been allocated to the Business by applying Statement of Financial Accounting Standards No. 109 ("SFAS 109") to each Business operation in each country as if it was a separate taxpayer.

    All charges and allocations of cost for facilities, functions and services performed by DuPont organizations outside the defined scope of the Business have been deemed to have been paid by the Business to DuPont, in cash, in the period in which the cost was recorded in the Combined Financial Statements. Allocations of current income taxes payable to the Business are deemed to have been remitted, in cash, to DuPont in the period the related tax expense was recorded. Allocations to the Business of current income taxes receivable are deemed to have been remitted to the Business, in cash, by DuPont in the period to which the receivable applies only to the extent that a refund of such taxes could have been recognized by the Business on a stand-alone basis under the law of the relevant taxing jurisdiction.

    All of the allocations and estimates in the Combined Financial Statements are based on assumptions that DuPont management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF COMBINATION

    The Combined Financial Statements include the accounts of the wholly and majority owned individual members of the Business. The Business's interest in a 50% owned joint venture with Dai Nippon Printing Co., Ltd., located in the United States, is accounted for under the equity method. All material transactions and accounts between individual members comprising the Business have been eliminated in combination.

    UNAUDITED INTERIM FINANCIAL INFORMATION


    The unaudited combined financial statements for the nine months ended March 31, 1995 include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for the fair presentation of the results for this period. Results for the interim period are not necessarily indicative of results for the entire year.


    INCOME RECOGNITION

    Sales and related cost of goods sold are included in income when goods are shipped to the customer except in Korea, where sales and cost of goods sold are included in income upon customer acceptance in accordance with Korean law.

    CASH AND CASH EQUIVALENTS


    Throughout the period covered by the Combined Financial Statements, the Business participated in DuPont's centralized cash management system. In general, the cash funding requirements of the Business were met by, and all cash generated by the Business was transferred to, DuPont. In the U.S. and France, this was accomplished under the terms of interest-bearing loan arrangements between DPI and DuPont and between Photomasks France and DuPont France, S.A. (collectively, the "DuPont Master Notes"). As a part of the realignment of the Business described in Note 1, the DuPont Master Notes were consolidated into a single master note. Prior to the realignment, the only cash and cash equivalents (cash equivalents are highly liquid investments with maturities of three months or less at time of purchase), other than petty cash amounts, included in the Combined Statement of Financial Position are accounts pertaining to the Business's operations in Germany and China.

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORIES

    Inventories are valued at the lower of cost or market, with cost being determined by the average cost method. Elements of cost in inventory include raw materials, direct labor and manufacturing overhead.

    PROPERTY, PLANT AND EQUIPMENT ("PP&E")

    PP&E is carried at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 20 years and machinery and equipment over 3 to 10 years. Leasehold improvements are depreciated using the straight-line method over the term of the lease or the life of the equipment, whichever is less. Historical cost for a significant portion of PP&E was determined under the principles set forth in Accounting Principles Board Opinion Number 16.

    The gross carrying value of PP&E surrendered, retired, sold or otherwise disposed of and related accumulated depreciation are eliminated from the accounts at the date of disposal and any resulting gain or loss is reflected in income.

    Maintenance  and  repairs  are  charged  to  operations;  replacements   and
betterments are capitalized.

    INTANGIBLE ASSETS


    Purchased identifiable intangible assets are amortized using the straight-line method over their estimated useful lives. Goodwill, representing the excess of cost over fair value of assets acquired and liabilities assumed in purchase business combinations, is amortized over 5 years using the straight-line method. The future economic benefit of the carrying value of intangibles is reviewed periodically through an undiscounted cash flow analysis and any change in useful life or impairment of value is recorded in the period such determination is made. Net intangible assets, representing supply agreements, were $5,193 and $4,154 at June 30, 1995 and March 31, 1996, respectively, and are included in Other Assets (See Note 12).


    INCOME TAXES


    The taxable income (loss) of each member of the Business was included in consolidated tax returns of the DuPont entity of which it was a part. As such, separate income tax returns were not prepared or filed for the Business.


    For all periods presented, deferred income taxes and related tax expense have been allocated to the Business by applying the asset and liability approach set forth in SFAS 109 to each member of the Business as if it were a separate taxpayer. Under this approach, deferred tax assets and liabilities represent the expected future tax consequences of carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities. SFAS 109 generally requires that all expected future events, other than enactment of changes in tax law or tax rates, be considered in estimating future tax consequences. Valuation allowances are established to reduce deferred tax assets by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

    Current tax expense has been determined as if each member of the Business was a separate taxpayer. Income taxes currently payable are deemed to have been remitted by the Business to DuPont in the period that the liability arose.
Income taxes currently receivable are deemed to have been received by the Business from DuPont in the period that a refund could have been recognized by the Business had the Business been a separate taxpayer.

    Under the basis of presentation for these financial statements, no provision has been made for taxes on cash remittances from the members of the Business to the DuPont entity of which they are a part. Generally, remittances from a wholly owned subsidiary to its in-country parent are tax free.

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FOREIGN CURRENCY TRANSLATION

    DuPont has determined that the U.S. Dollar is the functional currency of its worldwide operations and that this functional currency determination is appropriate to the economic environment in which the Business operated during the period covered by these Combined Financial Statements. Monetary asset and liability amounts denominated in foreign currencies are remeasured into U.S. Dollars at end-of-period exchange rates; foreign currency nonmonetary assets, principally inventories and PP&E, are remeasured into U.S. Dollars at historical exchange rates. Income and expenses are remeasured into U.S. Dollars at average exchange rates in effect during the period, except for expenses related to balance sheet amounts that are remeasured using historical exchange rates. Exchange gains and losses from remeasurement of monetary assets and liabilities are included in income in the period they occur.

    RESEARCH AND DEVELOPMENT


    Research and development costs are expensed as incurred. The Business is party to certain contracts which provide for partial funding of its research and development costs. Funding under these contracts of $398 and $98 for the nine months ended March 31, 1995 (unaudited) and 1996, respectively, has been recognized as an offset to Research and Development Expense.


    PENSIONS

    DuPont has noncontributory defined benefit plans covering substantially all U.S. employees, including the U.S. employees of the Business. The cost of these plans for active employees was allocated to the Business (See Note 5) and is principally included in Cost of Goods Sold. Amounts so allocated are not necessarily indicative of the pension cost that would have been incurred if the Business had been operated as a separate company.

    Pension coverage for employees of DuPont's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves. The cost of these non-U.S. plans has been allocated to the Business using methods that DuPont believes are appropriate to the nature of the plans.

    U.S. Pension cost allocated to the Business is deemed to have resulted in a cash contribution between the Business and DuPont in the period the pension cost was incurred and, in return, DuPont is deemed to have assumed all responsibility for pension payments to retirees. Accordingly, no pension related assets or liabilities related to U.S. plans are included in the Combined Statement of Financial Position.

    OTHER POSTRETIREMENT BENEFITS

    DuPont and certain of its subsidiaries provide medical, dental and life insurance benefits to pensioners and survivors. These Other Postretirement Benefits are accounted for under the accrual provisions of SFAS 106. Under the terms of the benefit plans, DuPont reserves the right to change, modify or discontinue the plans. The cost of these plans for active employees was allocated to the Business (See Note 6) and is principally included in Cost of Goods Sold. These costs are not necessarily indicative of the Other Postretirement Benefit costs that would have been incurred if the Business had operated as a separate entity.

    Other Postretirement Benefits cost allocated to the Business is deemed to have resulted in a cash contribution between the Business and DuPont in the period the cost was incurred and, in return, DuPont is deemed to have assumed all responsibility for payments to retirees. Accordingly, no other postretirement benefit related assets or liabilities are included in the Combined Statement of Financial Position.

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INSURANCE

    During the period covered by the Combined Financial Statements, DuPont did not insure for property damage losses. Liability insurance was purchased with high deductible limits. Costs included in the Combined Statement of Operations resulting from noninsured losses were not material. Such costs are expensed as incurred.

    ENVIRONMENTAL

    DuPont accrues for certain environmental remediation activities relating to past operations, including Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") cleanup and certain Resource Conservation and Recovery Act ("RCRA") and related compliance activities, for which commitments have been made, and reasonable estimates are possible. Where feasible, these costs are assigned to the business unit responsible for the conditions being remediated. During the period covered by the Combined Financial Statements, no material environmental remediation costs were assigned to the Business.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions, based upon all known facts and circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 -- RELATED PARTY TRANSACTIONS

    The Combined Financial Statements include significant transactions with other DuPont business units involving functions and services (such as cash management, tax administration, accounting, legal, and data processing) that were provided to the Business by centralized DuPont organizations outside the defined scope of the Business. Prior to January 1, 1996, the costs of these functions and services have been directly charged and/or allocated to the Business using methods that DuPont management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs that would have been incurred if the Business had been a separate entity. Amounts charged and allocated to the Business for these functions and services were $9,550 for the nine months ended March 31, 1995 (unaudited) and $7,251 for the period July 1, 1995 to December 31, 1995, and are principally included in General and Administrative expenses. Effective January 1, 1996, the Business entered into several Administrative Services Agreements with DuPont and certain DuPont subsidiaries which set forth services to be provided to the Business and the fees to be paid by the Business for such services. Charges to the Business under these agreements were $1,102 for the period January 1, 1996 to March 31, 1996.



    Sales to Related Parties include sales to DuPont distributor operations (see
Note 1) and sales to the Business's joint venture with Dai Nippon Printing Co., Ltd. of $495 and $434 for the nine months ended March 31, 1995 (unaudited) and 1996, respectively. Purchases of products produced by other DuPont business units were not material.


    Prior to October 1995, the Business held an approximate 8% ownership interest in Etec Systems, Inc. ("Etec"), the principal supplier to the Business of electron beam and laser beam systems used to produce photomasks. The $5,000 original cost of this investment is included in Other Assets at the lower of cost or market at June 30, 1995. In October, 1995, Etec completed an initial public offering of its common stock. Upon completion of the offering , the Business's ownership interest in Etec was converted to 1,025,640 shares of Etec common stock. At March 31, 1996, the Business's investment in Etec was classified as an available for sale security. The $14,350 estimated fair value (based on the March 29, 1996 closing market price of Etec stock) of this investment was included in Other Assets. The associated unrealized holding gain

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 3 -- RELATED PARTY TRANSACTIONS (CONTINUED)

is reported as a separate component of Owner's Net Investment. Purchases of equipment and equipment maintenance services from Etec were $3,864 and $7,419 for the nine months ended March 31, 1995 (unaudited) and 1996, respectively.



    Accounts Receivable, Related Parties includes receivables from employees of the Business of $1,445 (Current $40, Non-Current $1,405) and $2,028 (Current $193, Non-Current $1,835) at June 30, 1995 and March 31, 1996, respectively, principally related to housing and automobile loans to non-U.S. employees. The remainder represents receivables for goods sold to DuPont distributor operations and receivables for sales to the Business's joint venture with Dai Nippon Printing Co., Ltd.



    Accounts Payable, Related Parties represents payables to DuPont for payroll and benefits, vendor payments paid by DuPont on behalf of the Business and billed to the business on a one-month-lag basis, and at March 31, 1996, includes amounts payable under the Administrative Services Agreements, $1,255 payable by Photomasks China to DuPont for PP&E, and $2,770 payable to DuPont Korea, Ltd. for VAT incurred in conjunction with the Korean realignment (See Note 1).


NOTE 4 -- SALES AND ACCOUNTS RECEIVABLE, TRADE
    Essentially   all  of  the   Business's  sales  are   to  customers  in  the
semiconductor manufacturing industry. The Business assesses the financial strength of its customers to reduce the risk of loss.


    The Business's sales to Motorola, Philips and SGS-Thomson, individually represented more than 10% of combined sales in each of the periods presented. Accounts Receivable from these parties total $9,452 at March 31, 1996.



    Additionally, the Business's sales to National Semiconductor represented more than 10% of combined sales for the nine months ended March 31, 1995
(unaudited) and for fiscal year ended June 30, 1995. Accounts Receivable from Motorola, National Semiconductor, Philips and SGS-Thomson total $8,422 at June 30, 1995.


NOTE 5 -- PENSION COST

    Pension Cost for active employees (See Note 2) was determined by measuring the Projected Benefit Obligation ("PBO") using a discount rate of 7.8% and 8.4% for the nine months ended March 31, 1995 (unaudited) and 1996, respectively, and an assumed long term rate of compensation increase of 5%. The PBO for such employees was determined using a discount rate of 9.0% and 7.2% at June 30, 1995 and March 31, 1996, respectively. The PBO so measured was $8,600 and $14,500 at June 30, 1995 and March 31, 1996, respectively. The PBO was assumed to be fully funded by plan assets with an assumed long term rate of return of 9% allocated from the DuPont plan. The elements of pension cost allocated to the Business using this method were:



                                                                            NINE MONTHS ENDED
                                                                                 MARCH 31
                                                                          ----------------------
                                                                             1995        1996
                                                                          -----------  ---------
                                                                          (UNAUDITED)
Service Cost............................................................   $   1,055   $     967
Interest on PBO.........................................................         573         598
Assumed Return on Assets................................................        (672)       (650)
Amortization of Gains...................................................         (62)        (81)
                                                                          -----------  ---------
                                                                           $     894   $     834
                                                                          -----------  ---------
                                                                          -----------  ---------

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 5 -- PENSION COST (CONTINUED)

    Pension coverage for employees of the Business's non-U.S. consolidated subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under these plans are provided by book reserves. The PBO and the pension liability were $1,210 and $1,350 at June 30, 1995 and March 31, 1996, respectively. The elements of pension cost allocated to the Business were:



                                                               NINE MONTHS ENDED
                                                                    MARCH 31
                                                            ------------------------
                                                                1995         1996
                                                            -------------  ---------
                                                             (UNAUDITED)
Service Cost..............................................    $      46    $      61
Interest on PBO...........................................           69           69
                                                                  -----    ---------
                                                              $     115    $     130
                                                                  -----    ---------
                                                                  -----    ---------


    The economic assumptions used for the non-U.S plans are similar to those used for the U.S. plans.

NOTE 6 -- OTHER POSTRETIREMENT BENEFIT COST

    Other Postretirement Benefit Cost for active employees (See Note 2) was determined by measuring the Accumulated Postretirement Benefit Obligation ("APBO") for such employees using a discount rate of 7.8% and 8.4% for the nine months ended March 31, 1995 (unaudited) and 1996, respectively, and a health care escalation rate of 10% decreasing to 5% over 10 years. The APBO for such employees was determined using a discount rate of 9.0%, and 7.2% at June 30, 1995 and March 31, 1996, respectively. The APBO so measured was $3,500 and $5,000 at June 30, 1995 and March 31, 1996, respectively. The elements of Other Postretirement Benefit Cost allocated to the Business using this method were:



                                                                              NINE MONTHS ENDED
                                                                                   MARCH 31
                                                                           ------------------------
                                                                               1995         1996
                                                                           -------------  ---------
                                                                            (UNAUDITED)
Service Cost.............................................................    $     392    $     361
Interest on APBO.........................................................          234          232
Amortization of Prior Service Credit.....................................          (80)         (81)
                                                                                 -----    ---------
                                                                             $     546    $     512
                                                                                 -----    ---------
                                                                                 -----    ---------


NOTE 7 -- SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
    Selling, General and Administrative Expense consists of:


                                                                          NINE MONTHS ENDED
                                                                               MARCH 31
                                                                        ----------------------
                                                                           1995        1996
                                                                        -----------  ---------
                                                                        (UNAUDITED)
Selling and Distribution Expense......................................   $   8,721   $  10,756
General and Administrative Expense....................................       7,296       7,408
                                                                        -----------  ---------
                                                                         $  16,017   $  18,164
                                                                        -----------  ---------
                                                                        -----------  ---------


    As discussed in Note 3, General and Administrative Expense consists principally of amounts allocated and/or charged by DuPont. Allocations are based on factors such as head count and/or investment depending on the nature of the item being allocated. Amounts charged to the Business are generally determined based on usage. Such charges and/or allocations are not necessarily indicative of the costs and expenses that would have been incurred if the Business had been operated as a separate entity.

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)


                        (Currency amounts in thousands)


NOTE 8 -- INTEREST EXPENSE

    Interest expense includes interest expense under the DuPont Master Notes of $5,091 and $5,040 for the nine months ended March 31, 1995 (unaudited) and 1996, respectively.


    The interest rate charged under the DuPont Master Notes is generally equivalent to the rate DuPont pays for its commercial paper borrowings. Such amounts are not necessarily indicative of the cost that would have been incurred if the Business had been operated as a separate entity.

NOTE 9 -- PROVISION FOR INCOME TAXES
    Throughout the period covered by the Combined Financial Statements, DuPont utilized various tax planning strategies and elections to minimize its total income tax expense. It is not practicable to identify the effects of these strategies and elections on the results of operations of the Business.

    The results of the Business were included in DuPont consolidated tax returns and DuPont received tax benefits for operating losses reported by the Business. The allocation of tax expense to the Business is set forth in Note 2.

    The Provision for Income Taxes consists of:


                                                                                    NINE MONTHS ENDED
                                                                                         MARCH 31
                                                                                  ----------------------
                                                                                                 1996
                                                                                     1995      ---------
                                                                                  -----------
                                                                                  (UNAUDITED)
U.S. Federal:
  Current.......................................................................   $  --       $   9,092
  Deferred......................................................................      --          (9,092)
U.S. State and Local:
  Current.......................................................................      --           1,476
  Deferred......................................................................      --          (1,476)
Non-U.S.:
  Current.......................................................................       1,103       3,420
  Deferred......................................................................      (1,103)     (1,521)
                                                                                  -----------  ---------
Provision for Income Taxes......................................................   $  --       $   1,899
                                                                                  -----------  ---------
                                                                                  -----------  ---------

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 9 -- PROVISION FOR INCOME TAXES (CONTINUED)
    Deferred income taxes result from temporary differences between financial carrying value and tax basis of the Business's assets and liabilities. The tax effects of these temporary differences included in deferred income taxes are as follows:


                                                                                    NINE MONTHS ENDED
                                                                                        MARCH 31
                                                                                 -----------------------
                                                                                                 1996
                                                                                    1995      ----------
                                                                                 -----------
                                                                                 (UNAUDITED)
Depreciation...................................................................   $   2,294   $   (5,613)
Inventories....................................................................        (190)         196
Accrued Liabilities............................................................         (57)        (210)
Net Operating Loss Carryforwards...............................................      (3,902)      --
Other..........................................................................         137         (417)
Change in Valuation Allowance..................................................         615       (6,045)
                                                                                 -----------  ----------
    Total Deferred Tax Provision Included in Provision for
     Income Taxes..............................................................      (1,103)     (12,089)
Deferred Tax Provision Allocated to Owner's Net Investment:
  Unrealized Holding Gains.....................................................      --            3,602
  Change in Valuation Allowance................................................      --           (3,602)
                                                                                 -----------  ----------
    Total Deferred Tax Provision...............................................   $  (1,103)  $  (12,089)
                                                                                 -----------  ----------
                                                                                 -----------  ----------


    Deferred Tax Assets (Liabilities) are comprised of the following:


                                                                                   JUNE 30     MARCH 31
                                                                                     1995        1996
                                                                                  ----------  ----------
DEFERRED TAX ASSETS
Inventories.....................................................................  $      700  $      504
Depreciation -- Non-U.S.........................................................       1,964       4,253
Accrued Liabilities.............................................................       1,899       2,109
Net Operating Loss Carryforwards (1)............................................      62,468      50,451
Other...........................................................................         197         493
                                                                                  ----------  ----------
    Total Deferred Tax Assets...................................................      67,228      57,810
                                                                                  ----------  ----------
DEFERRED TAX LIABILITIES
Depreciation -- U.S.............................................................     (12,326)     (6,846)
Unrealized Holding Gains........................................................      --          (3,602)
Other...........................................................................        (121)       (123)
                                                                                  ----------  ----------
    Total Deferred Tax Liabilities..............................................     (12,447)    (10,571)
                                                                                  ----------  ----------
Valuation Allowance (1).........................................................     (54,781)    (45,083)
                                                                                  ----------  ----------
    Total Deferred Taxes........................................................  $   --      $    2,156
                                                                                  ----------  ----------
                                                                                  ----------  ----------


    The categorization of these deferred tax assets and liabilities as current and non-current is presented in the Combined Statement of Financial Position.

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 9 -- PROVISION FOR INCOME TAXES (CONTINUED)
    An analysis of the U.S. federal provision to the book provision is as follows:


                                                                                    NINE MONTHS ENDED
                                                                                         MARCH 31
                                                                                  ----------------------
                                                                                                 1996
                                                                                     1995      ---------
                                                                                  -----------
                                                                                  (UNAUDITED)
Income Before Income Taxes and Minority Interest................................   $   1,688   $  19,818
                                                                                  -----------  ---------
Tax at 35% Statutory U.S. Federal Tax Rate......................................   $     591   $   6,936
Higher Effective Tax Rate on Non-U.S. Operations................................         399       2,246
Tax Exemption (2)...............................................................      (1,507)     (1,821)
Changes in Valuation Allowance (1)..............................................         615      (6,045)
State Taxes, Net of Federal.....................................................        (131)        458
Other -- Net....................................................................          33         125
                                                                                  -----------  ---------
Provision for Income Taxes......................................................   $  --       $   1,899
                                                                                  -----------  ---------
                                                                                  -----------  ---------


- ------------------------

(1) Net operating loss carryforwards have been utilized by DuPont, as the Business was included in consolidated tax returns of the DuPont entity of which it was a part. It is assumed that the net operating loss carryforwards are available solely for determining taxes under the separate taxpayer approach in SFAS 109 (See Note 2). Such amounts will not be available to the Business, and upon consummation of the Offering described in Note 1, the Business will record net deferred tax liabilities. Changes in Valuation Allowance exclude the effects of currency remeasurement.


(2) The Business's operations in Korea operated under a government granted tax exemption throughout the periods covered by the financial statements.

NOTE 10 -- INVENTORIES


                                                                                      JUNE 30     MARCH 31
                                                                                       1995         1996
                                                                                    -----------  -----------
Raw Materials, Stores and Supplies................................................   $   4,598    $   5,918
Semi-Finished Product.............................................................         380          600
Finished Product..................................................................       1,852        1,640
                                                                                    -----------  -----------
                                                                                     $   6,830    $   8,158
                                                                                    -----------  -----------
                                                                                    -----------  -----------


NOTE 11 -- PROPERTY, PLANT AND EQUIPMENT


                                                                                  JUNE 30     MARCH 31
                                                                                   1995         1996
                                                                                -----------  -----------
Construction In Progress......................................................  $    23,644  $     9,121
Land..........................................................................        5,341        5,526
Buildings.....................................................................       37,099       37,099
Equipment.....................................................................      185,110      219,171
                                                                                -----------  -----------
    Total.....................................................................      251,194      270,917
Less: Accumulated Depreciation................................................     (138,070)    (156,686)
                                                                                -----------  -----------
Net Property, Plant and Equipment.............................................  $   113,124  $   114,231
                                                                                -----------  -----------
                                                                                -----------  -----------

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 12 -- ACQUISITIONS

    On February 1, 1993, the Business purchased from an affiliate of Philips Electronics N.V. ("Philips") selected photomask manufacturing equipment at Philips' captive photomask manufacturing facility located in Hamburg, Germany and entered into a five-year supply agreement with Philips Semiconductors International B.V. Consideration for the equipment was $9,292, and consideration for the supply agreement was $1,808. Under the terms of the supply agreement, Philips agreed to purchase certain minimum quantities of photomasks from the Business each year during the term of the agreement or to refund a portion of the purchase price if such minimum quantities of photomasks were not purchased during a given year. The supply agreement also calls for the Business to grant price discounts to Philips in the event that purchases by Philips during a given year exceed specified limits. Through March 31, 1996, the Business had received $810 from Philips due to its failure to purchase specified minimum amounts. These payments were applied to reduce the carrying amount assigned to the supply agreement at the date of acquisition.



    On April 7, 1995, the Business purchased from an affiliate of AT&T Corp. ("AT&T") selected photomask manufacturing equipment at AT&T's captive photomask manufacturing facility located in Allentown, Pennsylvania and entered into a five-year supply agreement with Lucent Technologies Inc. ("Lucent," formerly AT&T). Consideration for the equipment was $10,000, and consideration for the supply agreement was $5,000. Of these amounts, $10,868 has been paid, and as of March 31, 1996, $1,500 was included in Other Accrued Liabilities, and $2,632 was included in Other Liabilities. Under the terms of the supply agreement, Lucent agreed to purchase certain minimum quantities of photomasks from the Business each year during the term of the agreement or to refund a portion of the purchase price if such minimum quantities were not purchased during a given year. The supply agreement also calls for the Business to grant price discounts to Lucent in the event that purchases by Lucent during a given year exceed specified limits.


NOTE 13 -- OTHER ACCRUED LIABILITIES


                                                                                      JUNE 30    MARCH 31
                                                                                       1995        1996
                                                                                     ---------  -----------
Accrued Vacation Pay...............................................................  $   2,827   $   3,357
Other Accrued Compensation and Benefits............................................      2,417       4,210
Lucent Supply Agreement............................................................      1,500       1,500
Deferred Revenue...................................................................        838       1,851
Accrued Royalties..................................................................        420          81
Other..............................................................................      1,121       1,499
                                                                                     ---------  -----------
    Total..........................................................................  $   9,123   $  12,498
                                                                                     ---------  -----------
                                                                                     ---------  -----------

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 14 -- LEASES

    Minimum Lease Payments at March 31, 1996 for Fiscal Years Ending June 30:



                                                                                      CAPITAL    OPERATING
                                                                                      LEASES      LEASES
                                                                                     ---------  -----------
  1996.............................................................................  $   2,639   $     118
  1997.............................................................................      1,097         285
  1998.............................................................................        899          61
  1999.............................................................................        809          29
  2000.............................................................................        809           5
  2001.............................................................................        809      --
Remainder..........................................................................      1,989      --
                                                                                     ---------       -----
    Total Minimum Lease Payments...................................................      9,051   $     498
                                                                                                     -----
                                                                                                     -----
Less: Imputed Interest.............................................................       (863)
                                                                                     ---------
Present Value of Net Minimum Lease Payments........................................  $   8,188
                                                                                     ---------
                                                                                     ---------


NOTE 15 -- BORROWINGS


                                                                                      JUNE 30    MARCH 31
                                                                                       1995        1996
                                                                                     ---------  -----------
Non-Interest Bearing Notes Payable to Customers Due 1996 - 1997....................  $   2,921   $   1,161
Capital Lease Obligations..........................................................      4,192       8,188
6% U.S. Dollar denominated Bank Borrowings Due 1999 - 2001.........................        112       2,500
15% RMB denominated Bank Borrowings Due 1996 - 2001................................     --           1,829
                                                                                     ---------  -----------
    Total Borrowings...............................................................      7,225      13,678
      Less: Current Portion........................................................     (2,960)     (4,691)
                                                                                     ---------  -----------
    Long Term Borrowings...........................................................  $   4,265   $   8,987
                                                                                     ---------  -----------
                                                                                     ---------  -----------

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 16 -- GEOGRAPHIC INFORMATION
    The Business operates within a single industry segment:


                          NINE MONTHS ENDED                             UNITED                 ASIA
                              MARCH 31                                  STATES     EUROPE     PACIFIC    COMBINED
- ---------------------------------------------------------------------  ---------  ---------  ---------  ----------
1995
(UNAUDITED)
Sales to Unaffiliated Customers (1)..................................  $  61,754  $  30,283  $  20,532  $  112,569
Sales to Related Parties.............................................      3,738     --            363       4,101
Transfers Between Geographic Areas (2)...............................      7,198      3,237         95      --
                                                                       ---------  ---------  ---------  ----------
    Total............................................................  $  72,690  $  33,520  $  20,990  $  116,670
                                                                       ---------  ---------  ---------  ----------
                                                                       ---------  ---------  ---------  ----------
Net Income (Loss)....................................................  $  (4,464) $   2,128  $   4,015  $    1,710
Identifiable Assets at March 31......................................  $  75,250  $  35,461  $  50,517  $  161,228

1996
Sales to Unaffiliated Customers (1)..................................  $  84,217  $  37,457  $  23,797  $  145,471
Sales to Related Parties.............................................      4,575     --          2,146       6,721
Transfers Between Geographic Areas (2)...............................      9,884      1,714         68      --
                                                                       ---------  ---------  ---------  ----------
    Total............................................................  $  98,676  $  39,171  $  26,011  $  152,192
                                                                       ---------  ---------  ---------  ----------
                                                                       ---------  ---------  ---------  ----------
Net Income (3).......................................................  $  13,155  $   4,206  $     905  $   18,402
Identifiable Assets at March 31......................................  $  97,065  $  28,129  $  65,153  $  190,347


- ------------------------

(1) Sales outside the United States of products manufactured in and exported from the United States totaled $2,337 and $3,016 for the nine months ended March 31, 1995 (unaudited) and 1996, respectively.


(2) Products are transferred between geographic areas on a basis intended to approximate the "market value" of such products.


(3) For the nine months ended March 31, 1995 and 1996, Asia Pacific operations include pre-production costs for the Business's joint venture in China; no commercial operations were conducted in China during these periods. During the nine months ended March 31, 1996, the Business's United States operations charged the China Joint Venture a $2,520 royalty fee which is included in net income for that period for the United States and Asia Pacific regions.


NOTE 17 -- COMMITMENTS AND CONTINGENCIES
    The Business has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.


    Under the terms of certain equipment purchase contracts, the Business is required to make periodic, non-refundable deposits during the period between order placement and final delivery. Cancellation of such orders prior to delivery results in forfeiture of the deposit. Such deposits totaled $1,070, and $4,275 at June 30, 1995 and March 31, 1996, respectively, and were included in Property, Plant and Equipment under the caption, Construction in Progress. At March 31, 1996, the Business had entered into contractual arrangements with certain parties that provide for partial reimbursement of the loss that would be incurred by the Business in the event the Business cancels specified equipment purchase orders. The aggregate purchase price for equipment to which cancellation penalties apply was $29,700 at March 31, 1996.

                           DUPONT PHOTOMASKS BUSINESS
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


                        (CURRENCY AMOUNTS IN THOUSANDS)


NOTE 17 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

    The Business is subject to various lawsuits and claims with respect to such matters as product liabilities, governmental regulations and other actions arising in the normal course of business. In the opinion of the Business's General Counsel, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the combined financial position or results of operations, cash flows or liquidity of the Business.



NOTE 18 -- SUBSEQUENT EVENTS



    REALIGNMENT On May 7, 1996, DPI agreed to sell its 31% equity interest in DuPont Korea, Ltd. for approximately $26,600. Proceeds from the sale will be used by DPI to repay Master Note borrowings. Also in May 1996, DPI issued one million shares of its common stock to DCEO for a nominal amount.


    CREDIT FACILITY The Company and DCEO have entered into a credit agreement effective as of January 1, 1996 (the "Credit Agreement"), pursuant to which DCEO has agreed to provide a revolving/working capital facility (the "Credit Facility") to the Company in an aggregate amount of up to $30,000. The Credit Facility has a term of 24 months, and any loans thereunder will bear interest at the six-month London Interbank Offered Rate (LIBOR) plus 50 basis points, which shall be adjusted every six months. The amounts loaned under the Credit
Agreement are secured by all the Company's (i) equipment, (ii) accounts receivable, (iii) instruments, documents and securities owned by DPI and in the possession of DCEO and (iv) the proceeds of the foregoing. The Credit Facility will provide financing for general capital spending and corporate purposes and ongoing working capital needs. The Credit Agreement contains various representations, covenants and events of default typical for financings of a similar size and nature. In addition to restrictive covenants limiting the ability of the Company and its subsidiaries to enter into leases and pledge its assets, the Credit Agreement contains the following restrictive covenants. Without DCEO's prior written consent, DPI will not incur, create, assume or permit to exist any indebtedness, including guarantees on indebtedness (in addition to the indebtedness under the Credit Facility), in excess of $30,000 in the aggregate. In addition, without DCEO's prior written consent, which may not be unreasonably withheld, DPI will not (a) change its capital structure, (b) merge or consolidate with any corporation, (c) amend or change its articles of incorporation or bylaws or (d) sell, transfer or otherwise dispose of all or any substantial part of its assets, whether now owned or hereafter acquired, except for sales of inventory in the ordinary course of business.

                    [Map of Company's worldwide operations]

                         [BLANK BACK PROSPECTUS COVER]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered.


Securities and Exchange Commission Registration Fee.......................  $  25,380
National Association of Securities Dealers, Inc. Filing Fee...............      6,940
Printing and Mailing Expenses.............................................    100,000
Accounting Fees and Expenses..............................................    350,000
Legal Fees and Expenses...................................................    150,000
Blue Sky Fees and Expenses................................................      7,500
Registrar and Transfer Agent Fees.........................................      2,500
Miscellaneous Expenses....................................................     17,680
                                                                            ---------
    Total.................................................................  $ 660,000
                                                                            ---------
                                                                            ---------


    All of the above fees and expenses, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee, represent estimates only.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person, including any officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

    The Certificate of Incorporation of the Registrant provides that no director of the Registrant will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. Pursuant to Section 102(b)(7) of the DGCL, the Certificate of Incorporation of the Registrant eliminates such liability, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

    The Registrant intends to purchase a directors' and officers' liability insurance policy. The Bylaws of the Registrant provide for indemnification of the officers and directors of the Company to the fullest extent permitted by the applicable law. In addition, the Company will enter into an indemnification agreement with each of its directors, pursuant to which they will be entitled to advances for the costs of defending actions against them in addition to that provided by the indemnification provisions in the Certificate of Incorporation or the Company's officers' and directors' insurance policy.

    The form of Underwriting Agreement attached hereto as Exhibit 1.1, which provides for, among other things, the Registrant's sale to the Underwriters of the securities being registered herein, will obligate the Underwriters to indemnify the Registrant and Registrant's officers and directors against certain liabilities under the Securities Act of 1933.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    No securities of the Registrant were sold by the Registrant during the past three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


   1.1 Form of Underwriting Agreement among the Company, E.I. du Pont de Nemours and Company and the Underwriters.*
   3.1 Certificate of Incorporation of the Company, as amended and restated on April 3, 1996.**
   3.2  Bylaws of the Company, as amended on December 31, 1995.**
   4.1  Specimen Certificate for Common Stock.*
   5    Opinion of Van H. Leichliter, Esq. as to the validity of the shares of
         Common Stock of the Company being registered.*
  10.1 Transitional Administrative Services Agreement between the Company and E.I. du Pont de Nemours and Company dated as of January 1, 1996.*
  10.2 Environmental Indemnification Agreement effective as of the date the offering of the securities being registered hereunder is consummated (the "IPO Date") between the Company and E.I. du Pont de Nemours and Company.*
  10.3 Company's Bonus Plan, as adopted by the Company's Board of Directors on March 26, 1996.*
  10.4 Company's Non-employee Directors Stock Option Plan, as adopted by the Company's Board of Directors on March 26, 1996.*
  10.5 Company's Stock Performance Plan, as adopted by the Company's Board of Directors on March 26, 1996.*
  10.6 Company's Founders Stock Option Plan, as adopted by the Company's Board of Directors on March 26, 1996.*
  10.7 Registration Rights Agreement between the Company and DuPont Chemical and Energy Operations, Inc. dated as of December 31, 1995.*
  10.8 Tax Indemnification Agreement effective as of the IPO Date among the Company, DuPont Chemical and Energy Operations, Inc. and E.I. du Pont de Nemours and Company.*
  10.9 Credit Agreement between the Company and DuPont Chemical and Energy Operations, Inc. dated as of January 1, 1996.*
  10.10 Letter Agreement between J.M. Hardinger and E.I. du Pont de Nemours and Company dated as of September 21, 1995.*
  10.11 Research, Development and Consulting Agreement between the Company and E.I. du Pont de Nemours and Company dated as of January 1, 1996.*
  10.12 Business Transfer Agreement between DuPont Korea Ltd. and DuPont Photomasks Korea Ltd. dated as of December 22, 1995.*
  10.13 Form of Indemnification Agreement between the Company and its Directors and Officers.*
  10.14 Corporate Tradename and Trademark Agreement between the Company and E.I. du Pont de Nemours and Company dated May 16, 1996.*
  21    List of principal subsidiaries of the Company.**
  23.1  Consent of Price Waterhouse LLP.*
  23.2 Consent of Van H. Leichliter, Esq. (included in the opinion filed herewith as Exhibit 5).
  24    Power of Attorney.**


- ------------------------
 *Filed Herewith

**Previously Filed

    (b)Financial Statements

       (1)Financial Statements

          Financial Statements filed as part of this Registration
          Statement are listed in the Index to Combined Financial
           Statements on page F-1.

ITEM 17.  UNDERTAKINGS

    (a)The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c)The undersigned Registrant hereby undertakes that:

       (1) for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


       (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Round Rock, State of Texas, on May 17, 1996.


                                          DUPONT PHOTOMASKS, INC.


                                          By       /s/ J. MICHAEL HARDINGER


                                            ------------------------------------
                                                    J. Michael Hardinger
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER


                                          By          /s/ DAVID S. GINO


                                            ------------------------------------
                                                       David S. Gino
                                                EXECUTIVE VICE PRESIDENT AND
                                                  CHIEF FINANCIAL OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed below by the following persons in the capacities and on the date(s) indicated.



          SIGNATURE                       TITLE                   DATE
- ------------------------------  -------------------------  ------------------

                                Chairman of the Board and
              *                  Chief Executive Officer
- ------------------------------   and Director (Principal      May 17, 1996
     J. Michael Hardinger        executive officer)

                                Executive Vice President
                                 -- Finance and Chief
      /s/ DAVID S. GINO          Financial Officer
- ------------------------------   (Principal financial         May 17, 1996
        David S. Gino            officer and accounting
                                 officer)

              *
- ------------------------------  Director                      May 17, 1996
        John L. Doyle

              *
- ------------------------------  Director                      May 17, 1996
       John C. Hodgson

              *
- ------------------------------  Director                      May 17, 1996
   Charles O. Holliday, Jr.

              *
- ------------------------------  Director                      May 17, 1996
        Peter G. Kehoe

              *
- ------------------------------  Director                      May 17, 1996
      Gary W. Pankonien

              *
- ------------------------------  Director                      May 17, 1996
       John C. Sargent

              *
- ------------------------------  Director                      May 17, 1996
      Marshall C. Turner

              *
- ------------------------------  Director                      May 17, 1996
     Susan A. Vladuchick

*By /s/ DAVID S. GINO
    --------------------------
    David S. Gino
    Attorney-in-fact pursuant
    to a power of attorney
    filed herewith as part of
    this Registration
    Statement

                                 EXHIBIT INDEX


EXHIBIT                                                                  PAGE
NUMBER                                                                  NUMBER
- ------                                                                  ------
  1.1   Form of Underwriting Agreement among the Company E.I. du Pont de Nemours and Company and the Underwriters*.................
  3.1   Certificate of Incorporation of the Company, as amended and restated on April 3, 1996**..................................
  3.2   Bylaws of the Company, as amended on December 31, 1995**......
  4.1   Specimen Certificate for Common Stock*........................
  5     Opinion of Van H. Leichliter, Esq. as to the validity of the shares of Common Stock of the Company being registered*......
 10.1   Transitional Administrative Services Agreement between the
         Company and E.I. du Pont de Nemours and Company dated as of
         January 1, 1996*.............................................
 10.2   Environmental Indemnification Agreement effective as of the date the offering of the securities being registered
         hereunder is consummated (the "IPO Date") between the Company and E.I. du Pont de Nemours and Company*.....................
 10.3   Company's Bonus Plan, as adopted by the Company's Board of
         Directors on March 26, 1996*.................................
 10.4   Company's Non-employee Directors Stock Option Plan, as adopted by the Company's Board of Directors on March 26, 1996*.......
 10.5   Company's Stock Performance Plan, as adopted by the Company's
         Board of Directors on March 26, 1996*........................
 10.6   Company's Founders Stock Option Plan, as adopted by the
         Company's Board of Directors on March 26, 1996*..............
 10.7   Registration Rights Agreement between the Company and DuPont
         Chemical and Energy Operations, Inc. dated as of December 31,
         1995*........................................................
 10.8   Tax Indemnification Agreement effective as of the IPO Date among the Company, DuPont Chemical and Energy Operations,
         Inc. and E.I. du Pont de Nemours and Company*................
 10.9   Credit Agreement between the Company and DuPont Chemical and
         Energy Operations, Inc. dated as of January 1, 1996*.........
 10.10  Letter Agreement between J. M. Hardinger and E.I. du Pont de
         Nemours and Company dated as of September 21, 1995*..........
 10.11  Research, Development and Consulting Agreement between the
         Company and E.I. du Pont de Nemours and Company dated as of
         January 1, 1996*.............................................
 10.12  Business Transfer Agreement between DuPont Korea Ltd. and
         DuPont Photomask Korea Ltd. dated December 22, 1995*.........
 10.13  Form of Indemnification Agreement between the Company and its
         Directors and Officers*......................................
 10.14  Corporate Tradename and Trademark Agreement between the
         Company and E.I. du Pont de Nemours and Company dated May 16,
         1996.*
 21     List of principal subsidiaries of the Company**...............
 23.1   Consent of Price Waterhouse LLP*..............................
 23.2   Consent of Van H. Leichliter, Esq. (included in the opinion filed herewith as Exhibit 5).................................
 24     Power of Attorney**...........................................


- ------------------------
 *Filed Herewith

**Previously Filed